SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: March 2005	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Industry Canada	Industrie Canada

Certificate	Certificat
of Amalgamation	de fusion

Canada Business	Loi canadienne sur
Corporations Act	les sociétés par actions

Industry Canada	Industrie Canada	FORM 9	FORMULE 9
		ARTICLES OF AMALGAMATION	STATUTS DE FUSION
Canada Business	Loi canadienne sur les	(SECTION 185)	(ARTICLE 185)
Corporations Act	sociétés par actions

1. Name of the Amalgamated Corporation

BCE INC.

2. The province or territory in Canada where the registered office is to be situated

Province of Quebec

3. The classes and any maximum number of shares that the corporation is authorized to issue

Set out in Schedule 1 annexed to and incorporated in these Restated Articles of Amalgamation

4. Restrictions, if any, on share transfers

None

5. Number (or minimum and maximum number) of directors

Minimum of 5 and maximum of 20

6. Restrictions, if any, on business the corporation may carry on

None

7. Other provisions, if any

Without in any way limiting the powers conferred upon the Corporation and its Directors by the Canada Business Corporations Act, the Board of Directors of the Corporation may, without authorization of the shareholders, from time to time on behalf of the Corporation in such amounts and on such terms as it deems expedient:

a)	borrow money upon the credit of the Corporation;

b)	issue, reissue, sell or pledge debt obligations of the Corporation;

c)	to the extent permitted by the Canada Business Corporations Act, give guarantees on behalf of the Corporation to secure performance of an obligation of any person; and

d)
charge, mortgage, hypothecate or pledge all or any of the currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including book debts, rights, powers, franchises and undertaking, to secure any debt obligations or any money borrowed or other debt or liability of the Corporation.

The Board of Directors may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the Board all or any of the powers conferred on the Board above to such extent and in such manner as the Board shall determine at the time of each such delegation.

Subject to the maximum number of directors authorized pursuant to the Articles of the Corporation, the Board of Directors may, in addition to filling vacancies as permitted by law, appoint one or more directors who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

The annual meeting of shareholders of the Corporation (whether or not also held as a special meeting) may be held outside Canada, in the following places:

a)
the greater metropolitan area of any of the following cities in the United States of America: Boston (Massachusetts), Chicago (Illinois), Dallas (Texas), Denver (Colorado), Detroit (Michigan), Houston (Texas), Los Angeles (California), Miami (Florida), New York (New York), Philadelphia (Pennsylvania), San Francisco (California), Seattle (Washington), Washington (District of Columbia);

b)	the greater metropolitan area of any other city in the United States of America which is the capital of any State of the United States of America;

c)	the greater metropolitan area of any city which is the capital of any member-country of the European Union; or

d)
to the extent permitted by the Canada Business Corporations Act, any other city outside Canada designated from time to time by the Board of Directors of the Corporation in connection with the then next annual meeting of shareholders.

8. The amalgamation has been approved pursuant to that section or subsection of the Act which is indicted as follows:

9. Name of the	Corporation No.	Signature	Date	Title	Tel No.
amalgamating corporations

BCE Inc.	384097-2		07-29-04	Corporate Secretary	514-870-8144

3787893 Canada Inc.	378789-3		07-29-04	Director, President and Secretary	416-353-4261

3787907 Canada Inc.	378790-7		07-29-04	Director, President and Secretary	416-353-4261

BCE INC.

SCHEDULE 1

TO THE ARTICLES OF AMALGAMATION

OF

BCE INC.

1.     CLASSES AND NUMBER OF SHARES

           The classes and any maximum number of shares that the Corporation is authorized to issue are as follows:

(a)       an unlimited number of common shares (herein referred to as the “Common Shares”);

(b)       an unlimited number of first preferred shares (herein referred to as the “First Preferred Shares”) of which:

(i)	3,520,000 consist of a series designated as Cumulative Redeemable First Preferred Shares, Series K (the “Series K Preferred Shares”); and

(ii)	176 consist of a series designated as Cumulative Redeemable First Preferred Shares, Series L (the “Series L Preferred Shares”); and

(iii)	16,000,000 consist of a series designated as $1.60 Cumulative Redeemable First Preferred Shares, Series P (the “Series P Preferred Shares”); and

(iv)	8,000,000 consist of a series designated as Cumulative Redeemable First Preferred Shares, Series Q (the “Series Q Preferred Shares”); and

(v)	8,000,000 consist of a series designated as Cumulative Redeemable First Preferred Shares, Series R (the “Series R Preferred Shares”); and

(vi)	8,000,000 consist of a series designated as Cumulative Redeemable First Preferred Shares, Series S (the “Series S Preferred Shares”); and

(vii)	8,000,000 consist of a series designated as Cumulative Redeemable First Preferred Shares, Series T (the “Series T Preferred Shares”); and

(viii)	22,000,000 consist of a series designated as Cumulative Redeemable First Preferred Shares, Series U (the “Series U Preferred Shares”); and

(ix)	22,000,000 consist of a series designated as Cumulative Redeemable First Preferred Shares, Series V (the “Series V Preferred Shares”); and

(x)	20,000,000 consist of a series designated as Cumulative Redeemable First Preferred Shares, Series W (the “Series W Preferred Shares”); and

(xi)	20,000,000 consist of a series designated as Cumulative Redeemable First Preferred Shares, Series X (the “Series X Preferred Shares”); and

(xii)	10,000,000 consist of a series designated as Cumulative Redeemable First Preferred Shares, Series Y (the “Series Y Preferred Shares”);

(xiii)	10,000,000 consist of a series designated as Cumulative Redeemable First Preferred Shares, Series Z (the “Series Z Preferred Shares”);

(xiv)	20,000,000 consist of a series designated as Cumulative Redeemable First Preferred Shares, Series AA (the “Series AA Preferred Shares”);

(xv)	20,000,000 consist of a series designated as Cumulative Redeemable First Preferred Shares, Series AB (the “Series AB Preferred Shares”);

(xvi)	20,000,000 consist of a series designated as Cumulative Redeemable First Preferred Shares, Series AC (the “Series AC Preferred Shares”); and

(xvii)	20,000,000 consist of a series designated as Cumulative Redeemable First Preferred Shares, Series AD (the “Series AD Preferred Shares”);

(c)       an unlimited number of second preferred shares (herein referred to as the “Second Preferred Shares”) of which:

(i)	an unlimited number consist of a series designated as Cumulative Redeemable Voting Second Preferred Shares, Series One (the “Second Preferred Shares, Series One”);

(ii)	an unlimited number consist of a series designated as Cumulative Redeemable Voting Second Preferred Shares, Series Two (the “Second Preferred Shares, Series Two”); and

(iii)	an unlimited number consist of a series designated as Cumulative Redeemable Participating Voting Second Preferred Shares, Series Three (the “Second Preferred Shares, Series Three”); and

(d)       an unlimited number of Class B shares (herein referred to as the “Class B Shares”).

           The rights, privileges, restrictions and conditions attaching to each said class of shares and each said series of shares of the Corporation are set out hereinafter.

2.     COMMON SHARES

          The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

2.1     The holders thereof are entitled to one vote for each share held on all matters voted on by shareholders except matters on which only the holders of another specified class or series of shares are entitled to vote.

2.2     Subject to the rights, privileges, restrictions and conditions attaching to shares of any class of the Corporation ranking prior to the Common Shares, the holders thereof are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Corporation, as may be declared by the Board of Directors and to receive the remaining property of the Corporation upon the liquidation, dissolution or winding up thereof.

2.3     The Directors of the Corporation may determine at any time and from time to time, with respect to all or a portion of any dividend on the Common Shares of the Corporation that such dividend shall be payable in money or, in the case of electing holders whose addresses on the books of the Corporation are in Canada, and in jurisdictions specified by the Directors outside Canada, by the issue of fully paid Common Shares of the Corporation having a value, as determined by the Directors, that is substantially equivalent, as of a date or period of days determined by the Directors, to the cash amount of such dividend, provided that the Directors may (but need not) value the Common Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to 5%, in either case.

2.4     With respect to fractional shares that may result from any such stock dividend the Corporation shall issue to an agent for shareholders appointed by the Corporation a number of whole shares representing in the aggregate the fractional shares of all electing shareholders unless the Directors of the Corporation otherwise determine, for instance by the payment of cash in lieu of fraction of share interests that may result from any such stock dividend. In any event, no certificates representing fraction of share interests will be issued by the Corporation.

3.     FIRST PREFERRED SHARES

          The First Preferred Shares shall have attached thereto, as a class, the following rights, privileges, restrictions and conditions:

3.1     The Directors of the Corporation may at any time and from time to time issue one or more series of First Preferred Shares, each series thereof to consist of such number of shares and to be of such price as may before the issue be determined by resolution of the Directors.

3.2     The Directors may by resolution fix from time to time the designation, rights, privileges, restrictions and conditions attaching to the First Preferred Shares of each series, including, without limiting the generality of the foregoing, the right to preferential dividends, the dates of payment thereof, the redemption or purchase prices, if any, and terms and conditions of redemption or purchase, any voting rights, the rights or convertibility or exchange, if any, into other securities (including shares) of the Corporation or any other body corporate and any sinking fund or other provisions.

3.3     The First Preferred Shares of all series shall rank on a parity with each other and in priority to all other shares of the Corporation with respect to payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets for the purpose of winding up its affairs.

3.4     Except as otherwise provided in section 3.5 hereof or in the provisions attaching to any First Preferred Shares as a series, the holders of the First Preferred Shares shall not be entitled to receive any notice of or attend any meeting of shareholders of the Corporation and shall not be entitled to vote at any such meeting.

3.5     The approval of the holders of the First Preferred Shares with respect to any matters which may be required to be approved by them may be given by a resolution passed at a general meeting of the holders of the First Preferred Shares duly called and held upon not less than 21 days’ notice at which the holders of at least a majority of the outstanding First Preferred Shares are present or are represented by proxy and carried by the affirmative vote of not less than two-thirds of the votes cast at such meeting; if at any such meeting the holders of a majority of the outstanding First Preferred Shares are not present or represented by a proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date not less than 21 days thereafter and to such time and place as may be designated by the chairman, and not less than 15 days’ written notice shall be given of such adjourned meeting; at such adjourned meeting the holders of First Preferred Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast at such meeting shall constitute the authorization of the holders of the First Preferred Shares; on every poll taken at any such meeting or adjourned meeting, every holder of First Preferred Shares shall be entitled to one vote in respect of each First Preferred Share held; subject to the foregoing, the formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

3.6     Series K Preferred Shares

          The Series K Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

3.6.1     Dividend

(a)       The holders of the Series K Preferred Shares shall be entitled to cumulative, preferred cash dividends, when and as declared by the Board of Directors, out of moneys properly applicable to the payment of dividends in an amount determined in accordance with section 3.6.1(b) hereof and no more, payable quarterly in respect of each 12 month period on the last day of March, June, September, and December (the “Dividend Payment Dates”), by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers with the first payment so to be made on any Series K Preferred Share to be paid on June 30, 1989.

(b)       For the period from the date of issue of the Series K Preferred Shares to but excluding June 30, 1994 (the “Initial Term”), the dividend to be paid on each Series K Preferred Share shall be the amount of $1.9375 per annum payable in equal quarterly instalments of $0.484375 on each Dividend Payment Date, except the first dividend which shall be payable on June 30, 1989 and shall be in the amount of $1.9375 multiplied by a fraction of which the numerator is the number of days from and including the original date of issue of the Series K Preferred Shares to but excluding June 30, 1989 and the denominator is 365.

          After expiry of the Initial Term, the dividend to be paid on each Series K Preferred Shares on each Dividend Payment Date shall be an amount per share determined by applying the Quarterly Dividend Rate to $25.00. Dividends shall accrue on a day-to-day basis. For the purposes hereof, (i) “Quarterly Dividend Rate” shall mean one quarter of 70% of the average of the Prime Rate in effect on each day during the period of three calendar months ending on the last day of the second calendar month preceding the month in which the dividend payment is to be made and (ii) “Prime Rate” for any day shall mean the arithmetic average (rounded to the nearest one hundredth of one percent (0.01%)) of the prime commercial lending rates of interest for each day during such period established and announced from time to time by The Royal Bank of Canada, Bank of Montreal and The Toronto-Dominion Bank as the reference rates of interest per annum in order to determine the interest rates they will charge on Canadian dollar commercial loans to customers in Canada and designated by the bank in question as its prime rate. The Prime Rate on a day when the aforesaid banks are not open for business shall be the Prime Rate on the next preceding day when they were open for business. If one or two of such banks do not have a prime rate in effect on a particular day, the Prime Rate for that day shall be the arithmetic average rounded as indicated above of the prime rates announced by the other banks, or the prime rate announced by the remaining bank, as the case may be, and if none of such banks has a prime rate in effect on a particular day, the Prime Rate for that day will be 1.5% above the average yield per annum on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent weekly tender immediately preceding such day.

3.6.2     Rights on Liquidation

          In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series K Preferred Shares shall be entitled to receive in lawful money of Canada $25.00 per share together with all accrued and unpaid dividends to the date of distribution before any amounts shall be paid or any assets of the Corporation distributed to the holders of any shares ranking junior to the Series K Preferred Shares. The holders of the Series K Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

3.6.3     Redemption

          The Corporation may not redeem any of the Series K Preferred Shares prior to June 30, 1994. Subject to section 3.6.5 hereof, upon giving notice as hereinafter provided, the Corporation may, on or after June 30, 1994, redeem at any time all the outstanding Series K Preferred Shares, or from time to time any part thereof, on payment for each such share to be redeemed of an amount equal to $25.00 together with accrued and unpaid dividends to the date fixed for redemption, the whole constituting the “Redemption Price”. In the case of partial redemptions, the Series K Preferred Shares to be redeemed shall be selected by lot or in such other manner as the Corporation may determine. Any Series K Preferred Share so redeemed shall be cancelled and not reissued.

          The Corporation shall give at least 30 days’ prior notice in writing to each person who at the date of giving such notice is the holder of Series K Preferred Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of Series K Preferred Shares to be redeemed at the last address of such holder as it appears on the books of the Corporation at the date of the notice or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation; provided that the accidental failure or omission to give any such notice as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series K Preferred Shares to be redeemed. Such notice shall set out the number of such Series K Preferred Shares held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series K Preferred Shares to be redeemed the redemption price on presentation and surrender at the Registered Office of the Corporation or at any other place or places within Canada designated by such notice, of the certificate or certificates for such Series K Preferred Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; if a part only of such Series K Preferred Shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued; from and after the date specified in any such notice, the Series K Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the Redemption Price of any or all Series K Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

           Redemption moneys that are represented by a cheque which was mailed to a registered holder in accordance with this section 3.6.3 and which has not been duly presented for payment within, or that otherwise remain unclaimed (including moneys held on deposit as aforesaid) for a period of five (5) years from the date of the redemption, shall be forfeited to the Corporation.

3.6.4     Purchase for Cancellation

           Subject to section 3.6.5 hereof, the Corporation may also at any time or from time to time purchase for cancellation the whole or any part of the Series K Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, at the lowest price or prices at which in the opinion of the Directors of the Corporation such shares are obtainable plus in each case all accrued and unpaid dividends and costs of purchase.

3.6.5     Restrictions on Dividends and Retirement of Shares

            Without the approval of the holders of outstanding Series K Preferred Shares:

(a)       the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series K Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series K Preferred Shares;

(b)       the Corporation shall not call for redemption, redeem, purchase or otherwise retire for value or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series K Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series K Preferred Shares);

(c)       the Corporation shall not call for redemption, redeem, purchase or otherwise retire for value less than all of the Series K Preferred Shares then outstanding; or

(d)       except in connection with the exercise of a retraction privilege attaching to any other Series of

First Preferred Shares of the Corporation, the Corporation shall not call for redemption, redeem, purchase or otherwise retire for value any shares of any class or series ranking on a parity with the Series K Preferred Shares, provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series K Preferred Shares;

unless, in each case, all cumulative dividends accrued on outstanding Series K Preferred Shares up to and including the dividend payable on the last preceding Dividend Payment Date shall have been declared and paid.

            Any approval of the holders of Series K Preferred Shares required to be given pursuant to this section 3.6.5 may be given in accordance with sections 3.6.6 and 3.6.7 by the affirmative vote of the holders of the majority of the Series K Preferred Shares.

3.6.6     Voting Rights

            If the Corporation fails to pay eight dividends on the Series K Preferred Shares, whether or not consecutive, the holders of the Series K Preferred Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one vote for each Series K Preferred Share held, until all such arrears of dividends on the Series K Preferred Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again rise under the provisions of this section 3.6.6.

            In connection with any action to be taken by the Corporation which requires the approval of the holders of the Series K Preferred Shares as a series, each Series K Preferred Share shall entitle the holder thereof to one vote for such purpose.

3.6.7     Issue of Additional First Preferred Shares and Amendment of Rights, Privileges, etc. of the Series K Preferred Shares

            The Corporation may issue additional series of First Preferred Shares ranking on a parity with the Series K Preferred Shares without the authorization of the holders of the Series K Preferred Shares.

            The provisions attached to the Series K Preferred Shares may be repealed, altered, modified or amended from time to time with such approvals as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with section 3.6.8.

3.6.8     Approval of Holders of Series K Preferred Shares

            Any approval given by the holders of the Series K Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series K Preferred Shares as provided in the provisions attaching to the First Preferred Shares as a class, which provisions shall apply mutatis mutandis.

3.6.9     Conversion Privilege

            A holder of Series K Preferred Shares holding at least 20,000 Series K Preferred Shares shall have the right, at his option, to convert on March 31, 1994 (the “Conversion Date”), subject to the terms and provisions hereof, all or part of his Series K Preferred Shares into Cumulative Redeemable First Preferred Shares, Series L (the “Series L Preferred Shares”), on the basis of 20,000 Series K Preferred Shares for one Series L Preferred Share. The conversion of Series K Preferred Shares may be effected by surrender of the certificate or certificates representing the same at any time not less than thirty (30) days and not more than sixty (60) days prior to the Conversion Date during usual business hours at the option of the holder at the Registered Office of the Corporation or at any office of any transfer agent of the Corporation at which the Series K Preferred Shares are transferable accompanied: (1) by payment or evidence of payment of the tax (if any) payable as provided in this 3.6.9; and (2) by written instrument of surrender in form satisfactory to the Corporation duly executed by the registered holder, or his attorney duly authorized in writing, in which instrument such holder shall elect to convert all or part only of the Series K Preferred Shares represented by such certificate or certificates in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series K Preferred Shares represented by such certificate or certificates which have not been converted. A holder of Series K Preferred Shares to be converted shall not be entitled to fractional shares upon conversion but shall be entitled to receive a new certificate representing the number of remaining Series K Preferred Shares which cannot be converted.

            As promptly as practicable on or after the Conversion Date the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series K Preferred Shares so surrendered, a certificate or certificates issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully paid and non-assessable Series L Preferred Shares and the number of remaining Series K Preferred Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series K Preferred Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series L Preferred Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series L Preferred Shares at such time.

            The registered holder of any Series K Preferred Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted after such record date and before the payment date of such dividend.

            The issuance of certificates for Series L Preferred Shares upon the conversion of Series K Preferred Shares shall be made without charge to the converting holders of Series K Preferred Shares for any fee or tax in respect of the issuance of such certificates or the Series L Preferred Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series L Preferred Shares are issued in respect of the issuance of such Series L Preferred Shares or the certificates therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series K Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

3.6.10     Tax Election

            The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under section 191.2 of the said Act or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series K Preferred Shares will be required to pay tax on dividends received on the Series K Preferred Shares under section 187.2 of Part IV.1 of such Act or any successor or replacement provision of similar effect.

3.6.11     Mail Service Interruption

            If the Corporation determines that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series K Preferred Share, whether in connection with the redemption of such share or otherwise, or any share certificate to the holder of any Series L Preferred Share upon conversion of his Series K Preferred Shares, the Corporation may, notwithstanding the provisions hereof:

(i)

give such notice by telex, telecopier or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montréal and Toronto and such notice shall be deemed to have been given on the date on which such telex, telecopier or telegraph communication was given or on the date on which the first publication has taken place; and

(ii)

fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montréal and Toronto, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (i) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation.

3.7     Series L Preferred Shares

            The Series L Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

3.7.1     PART I

            All defined terms, used in Part I of section 3.7 and not defined therein, are defined and have the meaning ascribed to them in Part II of section 3.7.

3.7.1.1     Payment of Dividends

(a)       For the Initial Term, the holders of Series L Preferred Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the Directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, a fixed cumulative preferential cash dividend. The initial dividend on the Series L Preferred Shares shall accrue from and include the original date of issue of the Series L Preferred Shares, shall be payable on June 30, 1994 and shall be in the amount set forth in section 3.7.1.2(a) hereof.

(b)       After expiry of the Initial Term, for each Dividend Period falling within a Corporation Determined Term, the holders of the Series L Preferred Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the Directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, quarterly cumulative preferential cash dividends, in an amount determined in accordance with section 3.7.1.2(b) hereof, payable, with respect to each such Dividend Period, on the Dividend Payment Date immediately following the end of such Dividend Period.

(c)       After expiry of the Initial Term, for each Dividend Period falling within a Dealer Determined Term, the holders of the Series L Preferred Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the Directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, quarterly cumulative preferential cash dividends, in an amount determined in accordance with section 3.7.1.2(c) hereof, payable, with respect to each such Dividend Period, on the Dividend Payment date immediately following the end of such Dividend Period.

(d)       After expiry of the Initial Term, for each Auction Dividend Period, falling within an Auction Term, the holders of the Series L Preferred Shares as they appear on the securities register of the Corporation on the applicable Auction Date shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the Directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, monthly cumulative preferential cash dividends, in an amount determined in accordance with section 3.7.1.2(d) hereof, payable, with respect to each such Auction Dividend Period, on the Auction Dividend Payment Date immediately following the end of such Auction Dividend Period.

            Cheques of the Corporation payable in lawful money of Canada, rounded to the nearest whole cent ($0.01) shall be issued in respect of dividends on the Series L Preferred Shares (less any tax required to be deducted and withheld by the Corporation). The mailing by ordinary unregistered first class prepaid mail of such a cheque to a registered holder of Series L Preferred Shares to the address of such registered holder as it appears on the securities register of the Corporation, or if the address of any such holder does not so appear, then to the last known address of such holder, on or before the fifth Business Day next preceding the applicable Dividend

Payment Date or the delivery by the Corporation or the Auction Manager of such cheque on or before the Auction Dividend Payment Date, as the case may be, shall be deemed to be payment and shall satisfy and discharge all liabilities for dividends payable on such Dividend Payment Date or Auction Dividend Payment Date to the extent of the amount represented thereby (plus any tax required to be and in fact deducted and withheld therefrom and remitted to the proper taxing authority) unless such cheque is not paid on due presentation.

3.7.1.2     Amount of Dividends

(a)       The dividend to be paid on each Series L Preferred Share during the Initial Term shall be at the rate of 7.75% per annum, shall be in the amount of $9,687.50 and shall be payable on June 30, 1994.

(b)       After expiry of the Initial Term, for each Dividend Period included within a Corporation Determined Term, the dividend to be paid on each Series L Preferred Share on the Dividend Payment Date immediately following the end of such Dividend Period shall be the amount obtained by multiplying $500,000 by the Corporation Determined Quarterly Dividend Rate for such Dividend Period.

(c)       After expiry of the Initial Term, for each Dividend Period included within a Dealer Determined Term, the dividend to be paid on each Series L Preferred Share on the Dividend Payment Date immediately following the end of such Dividend Period shall be the amount obtained by multiplying $500,000 by the Dealer Determined Quarterly Dividend Rate for such Dividend Period.

(d)       After expiry of the Initial Term, for each Auction Dividend Period included within an Auction Term, the dividend to be paid on each Series L Preferred Share on the Auction Dividend Payment Date immediately following the end of such Auction Dividend Period shall be determined as follows:

(i)

on the first Auction Dividend Payment Date immediately following the end of the first Auction Dividend Period during any Auction Term, the dividend to be paid on each Series L Preferred Share shall be the amount which is the product of (1) $500,000, (2) 75% of the Bankers’ Acceptance Rate (as defined in Part V hereof) where the Bankers’ Acceptance Rate is determined on the first Business Day of such Auction Dividend Period and (3) the number of days in the first Auction Dividend Period, all divided by 365; and

(ii)

on the second, and subsequent, Auction Dividend Payment Dates immediately following the end of the second and subsequent Auction Dividend Periods during any Auction Term, the dividend to be paid on each Series L Preferred Share shall be the amount which is the product of (1) $500,000, (2) the Current Dividend Rate (or such other rate per annum as may apply in accordance with Part V hereof) for each such Auction Dividend Period, determined on the Auction Date immediately prior to the beginning of such Auction Dividend Period and (3) the number of days in such Auction Dividend Period, all divided by 365.

(e)       After expiry of the Initial Term, for the first Dividend Period included within a Corporation Determined Term or a Dealer Determined Term, in either case immediately following an Auction Term, the dividend to be paid on each Series L Preferred Share on the Dividend Payment Date immediately following the end of such Dividend Period shall be the product of (1) $500,000, (2) four times the Corporation Determined Quarterly Dividend Rate or the Dealer Determined Quarterly Dividend Rate, as the case may be, and (3) the number of days in such Dividend Period, all dividend by 365.

3.7.1.3     Cumulative Dividends

            If on any Dividend Payment Date or Auction Dividend Payment Date the dividends accrued to such date are not paid in full on all Series L Preferred Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Directors of the Corporation on which the Corporation shall have sufficient moneys properly applicable to the payment of such dividends. The holders of Series L Preferred Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

3.7.1.4     Redemption

            The Series L Preferred Shares will not be redeemable prior to the end of the Initial Term. Subject to section 3.7.1.7, the Corporation may, upon giving notice as hereinafter provided, redeem at any time after the end of the Initial Term all or from time to time any of the then outstanding Series L Preferred Shares on payment for each share to be redeemed of an amount equal to $500,000 together with an amount equal to all accrued and unpaid dividends thereon. Such amount is herein referred to as the “Redemption Price”. If less than all of the then outstanding Series L Preferred Shares are to be redeemed, the Series L Preferred Shares to be redeemed shall be redeemed as nearly as may be pro rata from each of the holders of Series L Preferred Shares. Any Series L Preferred Share which is so redeemed shall be cancelled and not reissued.

3.7.1.5     Redemption Procedure

(a)       The Corporation shall, at least thirty (30) days before the date specified for redemption of Series L Preferred Shares, mail or deliver to each person who at the date of mailing is a registered holder of Series L Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series L Preferred Shares. Notwithstanding the foregoing, if the Corporation gives notice of its intention to redeem Series L Preferred Shares on a Redemption Date (as hereinafter defined) which is during an Auction Term, such notice shall be given, not less than 12 days prior to the date on which the redemption is to take place which date, in such event, must be an Auction Dividend Payment Date.

(b)       Such notice shall set out the Redemption Price and the date (“Redemption Date”) on which redemption is to take place and, if part only of the Series L Preferred Shares held by the person to whom such notice is addressed is to be redeemed, the number thereof so to be redeemed. The Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series L Preferred Shares to be redeemed the Redemption Price therefor on presentation and surrender, at the place designated in such notice, of the certificates representing the Series L Preferred Shares so called for redemption. Such payment shall be made by cheque of the Corporation and shall be a full and complete discharge of the Corporation’s obligation to pay the Redemption Price owed to the holders of Series L Preferred Shares so called for redemption to the extent of the amount represented by such cheque (plus any tax required to be and in fact deducted and withheld therefrom and remitted to the proper tax authority), unless such cheque is not paid on due presentation. If part only of the Series L Preferred Shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the Redemption Date, the Series L Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after giving notice of its intention to redeem Series L Preferred Shares as aforesaid, to deposit the Redemption Price for the Series L Preferred Shares so called for redemption (or such of the said shares as may be represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption) in a special account in any chartered bank or any trust company in Canada named in such notice or in any subsequent notice to the holders of the shares in respect of which the deposit is made, provided that the amount deposited in such an account shall be paid to the holders of such shares upon presentation and surrender to such bank or trust company of the certificates representing such shares. The Redemption Price so deposited shall be paid on or after the Redemption Date without interest to or to the order of the respective holders of such Series L Preferred Shares called for redemption. Upon such deposit being made or upon the Redemption Date, whichever is the later, the Series L Preferred Shares in respect of which such deposit shall have been made, shall be and shall be deemed to be redeemed and the rights of the holders thereof after such deposit or the Redemption Date as the case may be, shall be limited to receiving, without interest, the Redemption Price of such Series L Preferred Shares so deposited (less any tax required to be and in fact deducted or withheld therefrom) upon presentation and surrender of the certificates representing the holder’s shares so redeemed. Any interest allowed on any such deposit shall belong to the Corporation.

            Redemption moneys that are represented by a cheque which was mailed to a registered holder in accordance with this section 3.7.1.5 and which has not been duly presented for payment within, or that otherwise remain unclaimed (including moneys held on deposit as aforesaid) for a period of 5 years from the Redemption Date, shall be forfeited to the Corporation.

3.7.1.6     Purchase for Cancellation

            Subject to section 3.7.1.7, the Corporation may at any time and from time to time purchase for cancellation the whole or any part of the Series L Preferred Shares outstanding from time to time at the lowest price or prices at which in the opinion of the Directors such shares are obtainable, but not exceeding $500,000 per share plus all accrued and unpaid dividends and costs of purchase.

3.7.1.7     Restriction on Dividends and Retirement of Shares

            Without the approval of the holders of outstanding Series L Preferred Shares:

(a)       the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series L Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series L Preferred Shares;

(b)       the Corporation shall not call for redemption, redeem, purchase or otherwise retire for value or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series L Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series L Preferred Shares);

(c)       the Corporation shall not call for redemption, redeem, purchase or otherwise retire for value less than all of the Series L Preferred Shares then outstanding; or

(d)       except in connection with the exercise of a retraction privilege attaching to any other Series of First Preferred Shares of the Corporation, the Corporation shall not call for redemption, redeem, purchase or otherwise retire for value any shares of any class or series ranking on a parity with the Series L Preferred Shares, provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series L Preferred Shares;

unless, in each case, all cumulative preferential dividends accrued on outstanding Series L Preferred Shares up to and including the dividend payable on the last preceding Dividend Payment Date or Auction Dividend Payment Date, as the case may be, shall have been declared and paid.

            Any approval of the holders of Series L Preferred Shares required to be given pursuant to this section 3.7.1.7 may be given in accordance with sections 3.7.2.3 and 3.7.2.4 by the affirmative vote of the holders of the majority of the Series L Preferred Shares.

3.7.1.8     Rights on Liquidation

            In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of Series L Preferred Shares shall be entitled to receive in lawful money of Canada $500,000 per share together with an amount equal to all accrued and unpaid cumulative preferential dividends thereon, whether or not declared, calculated to the date of payment or distribution, the whole to be paid before any amount is paid or any property or assets of the Corporation are distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series L Preferred Shares. Upon payment to the holders of record of the Series L Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

3.7.2     PART II

3.7.2.1     Interpretation and Application of Part I, Part III, Part IV and Part V

(a)       For the purposes hereof, including Part I, Part III, Part IV and Part V hereof, the following expressions have the following meanings:

(i)	“Auction Dividend Payment Date” shall have the meaning ascribed to that term in Part V hereof;

(ii)	“Auction Dividend Period” shall have the meaning ascribed to that term in Part V hereof;

(iii)	“Auction Procedures” shall mean the procedures set forth in Part V hereof for determining the applicable dividend rate for the Series L Preferred Shares from time to time during an Auction Term;

(iv)	“Auction Term” and “Auction Date” shall have the respective meanings ascribed to those terms in Part V hereof;

(v)	“Business Day” shall have the meaning ascribed to that term in Part V hereof;

(vi)	“Corporation Determined Quarterly Dividend Rate” shall have the meaning ascribed to that term in Part III hereof;

(vii)	“Corporation Determined Term” shall have the meaning ascribed to that term in Part III hereof;

(viii)	“Current Dividend Rate” shall have the meaning ascribed to that term in Part V hereof;

(ix)	“Dealer Determined Quarterly Dividend Rate” shall have the meaning ascribed to that term in Part IV hereof;

(x)	"Dealer Determined Term" shall have the meaning ascribed to that term in Part IV hereof;

(xi)	“Dividend Payment Dates” shall mean the last day of each of the months of March, June, September and December in each year;

(xii)

“Dividend Period” shall mean, with respect to the Initial Term, the period from and including the date of issue of the Series L Preferred Shares to but excluding the first Dividend Payment Date and, thereafter, the period from and including each Dividend Payment Date to but excluding the next succeeding Dividend Payment Date except for the first Dividend Period following an Auction Term in which case Dividend Period shall mean the period from and including the most recent Settlement Date of the Auction Term to but excluding the next succeeding Dividend Payment Date which falls at least three calendar months after the said Settlement Date;

(xiii)	“Initial Term” shall mean the period from the date of issue of the Series L Preferred Shares to but excluding June 30, 1994;

(xiv)

the use of the terms “ranking in priority to” or “ranking on a parity with” or “ranking junior to” or similar terms, whether used independently or in combination, mean and refer to the ranking of shares of different classes or series in respect of the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, voluntary or involuntary, or any other return of capital or distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs; and

(xv)	“Settlement Date” shall have the meaning ascribed to that term in Part V hereof.

(b)       In the event that any date on which any dividend on the Series L Preferred Shares is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

(c)       In the event of the non-receipt of a cheque by a holder of Series L Preferred Shares entitled to such cheque, or the loss or destruction thereof, the Corporation, upon being furnished with reasonable evidence of such non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Corporation, shall issue to such holder a replacement cheque for the amount of such cheque.

(d)       The provisions of Part III hereof with respect to the fixing of a Corporation Determined Quarterly Dividend Rate for a Corporation Determined Term may be used by the Corporation, at the earliest, in the period between 45 and 60 days prior to the expiry of the Initial Term and, thereafter, may be used by the Corporation from time to time during a Corporation Determined Term or a Dealer Determined Term or in any Auction Dividend Period, as the case may be, provided that, in such circumstances, such provisions are used not earlier than at least 45 and not more than 60 days prior to the end of the then current Corporation Determined Term or Dealer Determined Term or are used not earlier than at least 20 days and not more than 25 days prior to the end of any Auction Dividend Period, as the case may be.

(e)       The provisions of Part IV hereof with respect to solicitation of Dealer Offers for the purpose of fixing a Dealer Determined Quarterly Dividend Rate for a Dealer Determined Term may be used by the Corporation, at the earliest, 30 days prior to the expiry of the Initial Term and, thereafter, may be used by the Corporation from time to time during a Corporation Determined Term, a Dealer Determined Term or any Auction Dividend Period, as the case may be, provided that in such circumstances, such provisions are not used earlier than 30 days prior to the expiry of such Corporation Determined Term or Dealer Determined Term or are not used earlier than 12 days prior to the end of the relevant Auction Dividend Period, as the case may be.

(f)       The provisions of Part V hereof shall apply from and after the end of the Initial Term and from and after the end of any Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, unless at any such time the provisions of Part III or Part IV hereof are fully implemented in accordance with the terms of those Parts.

(g)       For the purposes hereof, including Part I, Part III, Part IV and Part V hereof, “accrued and unpaid dividends” means the aggregate of (i) all unpaid dividends on the Series L Preferred Shares in respect of any Dividend Payment Date for any completed Dividend Period and Auction Dividend Payment Date for any completed Auction Dividend Period and (ii) the amount calculated as though dividends on each Series L Preferred Share had been accruing on a day to day basis in a manner consistent with section 3.7.1.2 hereof from and including the date immediately following the most recently completed Dividend Period or Auction Dividend Period to but excluding the date on which the computation of accrued dividends is to be made provided that, for the purposes of calculating accrued and unpaid dividends payable on (x) the Redemption Date in the event notice of redemption of the Series L Preferred Shares has been given pursuant to the provisions of section 3.7.1.5 or (y) the relevant date for the purposes of section 3.7.1.8, the Average Prime Rate, if applicable to the calculation of the Corporation Determined Quarterly Dividend Rate for a Corporation Determined Term or to the calculation of the Dealer Determined Quarterly Dividend Rate for a Dealer Determined Term shall be for the period of 90 days ending on a day not more than 7 days prior to the date the written notice of redemption is given pursuant to the provisions of section 3.7.1.5 or on the date ending on the relevant date for the purpose of section 3.7.1.8, as the case may be.

3.7.2.2     Notices

(a)       Any notice or other communication from the Corporation provided for in this Part, including without limitation any notice of redemption, shall be in writing and shall be sufficiently given if delivered or if sent by ordinary unregistered first class prepaid mail, to the holders of the Series L Preferred Shares at their respective addresses appearing on the securities register of the Corporation, or in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation. In addition, any notice or other communication from the Corporation during an Auction Term or a notice of the Corporation’s intention to redeem Series L Preferred Shares on a day which is during an Auction Term shall also be given by telex, telecopier or tele-graph communication. Accidental failure to give any notice or other communication to one or more holders of the Series L Preferred Shares shall not affect the validity of the notices or other communications properly given or any action, including the redemption of all or any part of the Series L Preferred Shares, taken pursuant to such properly given notice or other communication but, upon such failure being discovered, the notice or other communication, as the case may be, shall be sent forthwith to such holder or holders and shall have the same force and effect as if given in due time.

(b)       If the Corporation determines that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series L Preferred Share, whether in connection with the redemption of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(i)

give such notice by telex, telecopier or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montréal and Toronto and such notice shall be deemed to have been given on the date on which such telex, telecopier or telegraph communication was given or on the date on which the first publication has taken place; and

(ii)

fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montréal and Toronto, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (i) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation.

3.7.2.3     Voting Rights

            In connection with any action to be taken by the Corporation which requires the approval of the holders of the Series L Preferred Shares as a series or as holders of First Preferred Shares as a class, each Series L Preferred Share shall entitle the holder thereof to 5,000 votes for such purpose.

3.7.2.4     Modification

            The provisions attached to the Series L Preferred Shares may be repealed, altered, modified or amended from time to time with such approvals as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with section 3.7.2.5.

3.7.2.5     Approval of Holders of Series L Preferred Shares

            Any approval given by the holders of Series L Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series L Preferred Shares as provided in the provisions attaching to the First Preferred Shares as a class, which provisions shall apply mutatis mutandis.

3.7.2.6     Tax Election

            The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under section 191.2 of the said Act or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series L Preferred Shares will be required to pay tax on dividends received on the Series L Preferred Shares under section 187.2 of Part IV.1 of such Act or any successor or replacement provision of similar effect.

3.7.3     PART III
            CORPORATION DETERMINED RATE PROCEDURES

3.7.3.1     Definitions

(a)      “Average Daily Prime Rate” shall have the meaning ascribed to that term in Part IV hereof;

(b)       “Average Prime Rate” shall have the meaning ascribed to that term in Part IV hereof;

(c)       “Bankers’ Acceptance Rate”, for any day, shall have the meaning attributed thereto in section 3.7.5.1(i) of Part V hereof, provided, however, that for the purposes of this Part III references in section 3.7.5.1(i) of Part V to (i) the “Auction Date next preceding such Auction Dividend Period” shall be deemed to refer to the relevant date for determining the Corporation Determined Quarterly Dividend Rate, (ii) “30-day bankers’ acceptances” shall be deemed to refer to three month bankers’ acceptances and (iii) “Government of Canada Treasury Bills maturing as nearly as possible 30 days from such Auction Date” shall be deemed to refer to “Government of Canada Treasury Bills maturing as nearly as possible three months from such relevant determination date”;

(d)       “Banks” shall have the meaning ascribed to that term in Part IV hereof;

(e)       “Corporation Determined Percentage” shall mean a percentage of the Average Prime Rate or of the Bankers’ Acceptance Rate to be selected by the Corporation and set forth in the notice referred to in section 3.7.3.2 of this Part III;

(f)        “Corporation Determined Quarterly Dividend Rate” shall mean one-quarter of the annual dividend rate specified by the Corporation in its notice pursuant to section 3.7.3.2 of this Part III, which shall be one of:

(i)

the Corporation Determined Percentage of the Average Prime Rate determined quarterly for each Dividend Payment Date immediately following the Dividend Period for which such determination is being made taking into account the Average Prime Rate for the period consisting of the three calendar months ending on the last day of the calendar month prior to the month during which the Dividend Payment Date for which the determination is being made falls, or

(ii)	the Corporation Determined Percentage of the Bankers’ Acceptance Rate determined on the first Business Day of the Dividend Period for which such determination is being made, or

(iii)	a fixed annual percentage rate.

(g)       “Corporation Determined Term” shall mean a term, selected by the Corporation, consisting of one or more consecutive Dividend Periods commencing on a Dividend Payment Date or a Settlement Date on or after June 30, 1994 and terminating on the last day of the last Dividend Period selected by the Corporation, to which the provisions of this Part III shall apply for the purpose of determining the dividend to be paid on each Dividend Payment Date relating to such term, provided that such term and the dividend rate applicable thereto have been approved by the holders of the Series L Preferred Shares in accordance with section 3.7.3.3 of this Part III; and

(h)       “Daily Prime Rate” shall have the meaning ascribed to that term in Part IV hereof.

Terms defined in Part IV or Part V hereof and used but not defined in this Part III shall have the meaning attributed thereto in Part IV or Part V as the case may be.

3.7.3.2     Determination of New Dividend Rate

            At least 45 and not more than 60 days before expiry of the Initial Term or the then current Corporation Determined Term or Dealer Determined Term or at least 20 and not more than 25 days before the end of the relevant Auction Dividend Period, as the case may be, the Corporation may notify the holders of Series L Preferred Shares of a proposed Corporation Determined Quarterly Dividend Rate for a proposed Corporation Determined Term. Such notification to such holders shall also:

(i)

specify a date by which each holder must notify the Corporation in writing of its acceptance of the proposed Corporation Determined Quarterly Dividend Rate and the Corporation Determined Term, if such holder intends to accept such terms, which date shall be at least 35 days prior to the end of the Initial Term or to the then current Corporation Determined Term or Dealer Determined Term or at least 15 days prior to the end of the relevant Auction Dividend Period, as the case may be; and

(ii)

specify that the proposed Corporation Determined Quarterly Dividend Rate and proposed Corporation Determined Term shall become effective for the purposes of determining the dividends to be paid on the Dividend Payment Dates for Dividend Periods during such proposed Corporation Determined Term only if all of the holders of Series L Preferred Shares accept such terms.

3.7.3.3     Acceptance of Corporation Determined Quarterly Dividend Rate

         If,

(i)

by the time prescribed in paragraph (i) of section 3.7.3.2 of this Part III, all of the holders of Series L Preferred Shares have accepted the Corporation Determined Quarterly Dividend Rate and the Corporation Determined Term as evidenced by notice in writing to the Corporation, and

(ii)

at least 30 days before expiry of the Initial Term or the then current Corporation Determined Term or Dealer Determined Term or at least 12 days before the end of the relevant Auction Dividend Period, as the case may be, the Corporation has notified all of such holders that each of them has agreed with the Corporation on such terms;

such Corporation Determined Quarterly Dividend Rate and Corporation Determined Term shall apply for the purposes of determining the dividend to be paid to the holders of Series L Preferred Shares, from time to time, on each of the Series L Preferred Shares on each Dividend Payment Date for Dividend Periods during such Corporation Determined Term.

3.7.3.4     Miscellaneous

            In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation or application of the procedures set forth in this Part, the Directors of the Corporation (or any person or persons designated by the Directors) may, in such manner as they shall determine in their sole discretion, interpret such procedures in order to deal with such inconsistency, ambiguity or uncertainty and any such determination evidenced by a certificate of the Corporate Secretary of the Corporation (which shall be provided to holders of Series L Preferred Shares upon request) shall be conclusive.

3.7.4     PART IV
            DEALER BIDS PROCEDURES

3.7.4.1     Definitions

(a)       “Average Daily Prime Rate” shall mean, for any day, the arithmetic average, rounded to the nearest one-hundredth of one percent (0.0l%), of the Daily Prime Rates of the Banks on such day; provided that, if on such day there shall be no Daily Prime Rate for one or two of the Banks, the Average Daily Prime Rate for such day shall be the Daily Prime Rate of the other one Bank or the average of the Daily Prime Rates of the other two Banks, as the case may be, and further provided that if on such day there shall be no Daily Prime Rate for any of the Banks, the Average Daily Prime Rate for such day shall be 1.5% above the average yield per annum on 91-day Government of Canada Treasury Bills as reported by the Bank of Canada for the most recent weekly tender preceding such day;

(b)       “Average Prime Rate” shall mean, for any period consisting of one or more days, the arithmetic average (rounded to the nearest one-hundredth of one percent (0.01%)) of the Average Daily Prime Rate for each day during such period;

(c)       “Bankers’ Acceptance Rate”, for any day, shall have the meaning attributed thereto in section 3.7.5.1(i) of Part V hereof, provided, however, that for the purpose of this Part IV references in section 3.7.5.1(i) of Part V to (i) the “Auction Date next preceding such Auction Dividend Period” shall be deemed to refer to the relevant date for determining the Dealer Determined Quarterly Dividend Rate, (ii) “30-day bankers’ acceptances” shall be deemed to refer to three month bankers’ acceptances and (iii) “Government of Canada Treasury Bills maturing as nearly as possible 30 days from such Auction Date” shall be deemed to refer to “Government of Canada Treasury Bills maturing as nearly as possible three months from such relevant determination date;

(d)       “Banks” shall mean The Royal Bank of Canada, Bank of Montreal and The Toronto-Dominion Bank, and the term “Bank” shall mean one of the Banks and, for the purposes of this definition, “Banks” shall include any bank with which one or more of such Banks may merge and any bank which may become a successor to the business of one of such Banks;

(e)       “Daily Prime Rate” shall mean, for any Bank, on any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by such Bank on such day to determine the rates of interest such Bank will charge on Canadian dollar loans to customers in Canada and designated by such Bank as its prime rate;

(f)       “Dealer” shall mean any registered investment dealer or other entity permitted by law to perform the functions required of a dealer in this Part IV;

(g)       “Dealer Determined Percentage” shall mean a percentage of the Average Prime Rate or the Bankers’ Acceptance Rate to be selected by each Dealer and to be set forth in each Dealer Offer in accordance with section 3.7.4.2(b) of this Part IV;

(h)       “Dealer Determined Quarterly Dividend Rate” shall mean one-quarter of the annual dividend rate specified by the Dealer in the Accepted Dealer Offer which shall be one of:

(i)

the Dealer Determined Percentage of the Average Prime Rate determined quarterly for each Dividend Payment Date immediately following the Dividend Period for which such determination is being made taking into account the Average Prime Rate for the period consisting of the three calendar months ending on the last day of the calendar month prior to the month during which the Dividend Payment Date for which the determination is being made falls, or

(ii)	the Dealer Determined Percentage of the Bankers’ Acceptance Rate determined on the first Business Day of the Dividend Period for which such determination is being made, or

(iii)	a fixed annual percentage rate.

(i)       “Dealer Determined Term” shall mean a term selected by a Dealer consisting of one or more consecutive Dividend Periods commencing on a Dividend Payment Date or Settlement Date on or after June 30, 1994 and terminating on the last day of the last Dividend Period selected by such Dealer to which the provisions of this Part IV shall apply for the purpose of determining the dividend to be paid on each Dividend Payment Date relating to such Term;

(j)       “Dealer Offer” shall mean a written irrevocable and unconditional offer from a Dealer in response to a Notice Requesting Bids to purchase all of the Series L Preferred Shares on the day of expiry of the Initial Term or the then current Corporation Determined Term or Dealer Determined Term or any Auction Dividend Period, as the case may be, at a purchase price per Series L Preferred Share equal to $500,000 and containing the information specified in section 3.7.4.2(b) of this Part IV;

(k)       “Dealer Response Date” shall have the meaning ascribed thereto in section 3.7.4.2(a) of this Part IV;

(l)       “Notice Requesting Bids” shall mean a notice from the Corporation to one or more Dealers requesting them to submit Dealer Offers as provided for in section 3.7.4.2(a) of this Part IV; and

(m)    “Notification to Holders” shall mean the notification from the Corporation to holders of Series L Preferred Shares of the acceptance of a Dealer Offer as provided for in section 3.7.4.2(d) of this Part IV.

Terms defined in Part V hereof and used but not defined in this Part IV shall have the meanings attributed thereto in Part V.

3.7.4.2     Bids by Dealers

(a)       At least 25 and not more than 30 days before expiry of the Initial Term, at least 25 and not more than 30 days prior to the end of each Corporation Determined Term or Dealer Determined Term and at least 10 days and not more than 13 days prior to the end of the relevant Auction Dividend Period, as the case may be, the Corporation may solicit bids from one or more Dealers for the purchase of all of the Series L Preferred Shares. Such solicitation shall be contained in a notice (“Notice Requesting Bids”) to be sent by the Corporation to such Dealers which notice shall:

(i)	invite each Dealer to submit to the Corporation a Dealer Offer; and

(ii)

specify a date, which shall be not more than 10 days after the giving of such notice except if such notice is given during an Auction Dividend Period in which case the date specified shall not be more than 5 days after the giving of such notice, by which any such offer must be received (the “Dealer Response Date) by the Corporation.

(b)       Each Dealer receiving a Notice Requesting Bids may submit a Dealer Offer provided such Dealer does so by the Dealer Response Date and provided that such Dealer Offer specifies:

(i)

a Dealer Determined Quarterly Dividend Rate (and, in connection therewith, unless a fixed rate is specified, the Dealer Determined Percentage of the Average Prime Rate or Bankers’ Acceptance Rate, as the case may be);

(ii)	a Dealer Determined Term for which the Dealer Determined Quarterly Dividend Rate referred to in paragraph (i) of this section 3.7.4.2(b) will apply; and

(iii)	the amount of any fee to be paid by the Corporation to the Dealer in connection with the purchase of Series L Preferred Shares pursuant to the Dealer Offer.

(c)       If the Corporation wishes to accept a Dealer Offer, it shall signify such acceptance on or before 15 days prior to expiry of the Initial Period or the then current Corporation Determined Term or Dealer Determined Term or on or before 5 days prior to the end of the relevant Auction Dividend Period, as the case may be, by notice to the Dealer whose Dealer Offer it accepts (“Accepted Dealer Offer”). The Dealer whose Dealer Offer is accepted will be required to purchase all of the Series L Preferred Shares not retained by the existing holders on the day of the expiry of the Initial Term or the then current Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, on the terms and subject to the conditions contained in the Accepted Dealer Offer.

(d)       Concurrently with its acceptance of a Dealer Offer, and in any event not later than 15 days prior to expiry of the Initial Term or the then current Corporation Determined Term or Dealer Determined Term or not later than 5 days prior to the end of the relevant Auction Dividend Period, as the case may be, the Corporation shall notify (“Notification to Holders”) each existing holder of Series L Preferred Shares that the Corporation has accepted a Dealer Offer. Such notification shall:

(i)	specify the Dealer Determined Quarterly Dividend Rate to apply to the Series L Preferred Shares;

(ii)	the Dealer Determined Term for which the Dealer Determined Quarterly Dividend Rate referred to in paragraph (i) of this section 3.7.4.2(d) will apply;

(iii)

notify such holders of the right of each holder either to sell all or some of the Series L Preferred Shares it holds to such Dealer or to continue to hold all or some of the Series L Preferred Shares it then holds;

(iv)

notify such holders of the date (which shall be on or before the sixth day prior to the expiry of the Initial Term or the then current Corporation Determined Term, Dealer Determined Term or on or before the second day prior to the expiry of the relevant Auction Dividend Period, as the case may be) by which such holder must notify in writing the Corporation and the Dealer whose Dealer Offer has been accepted of its decision to sell some or all of the Series L Preferred Shares it holds as provided for in section 3.7.4.2(e) of this Part IV; and

(v)	identify the Dealer whose Dealer Offer has been accepted.

(e)       Upon receipt of the Notification to Holders, an existing holder of Series L Preferred Shares may elect to sell Series L Preferred Shares in accordance with the terms specified in such Notification to Holders by notifying the Corporation in writing of such decision and of the number of shares to be sold. Each holder of Series L Preferred Shares who elects to sell all or a part of its holdings of Series L Preferred Shares shall, together with such notice, deposit the certificate or certificates representing Series L Preferred Shares which such holder desires to sell (with the transfer panel on such certificate duly completed and signed or, in the alternative, with a duly completed stock transfer power of attorney accompanying such certificate or certificates) at the registered office of the Corporation, or at any place where the Series L Preferred Shares may be transferred or at any other place or places in Canada specified by the Corporation to holders of the Series L Preferred Shares in the Notification to Holders. If a holder of Series L Preferred Shares wishes to sell only some of the Series L Preferred Shares represented by any share certificate or certificates, the holder may deposit the certificate or certificates with the Corporation, as aforementioned, and the Corporation shall issue and deliver to such holder, at the expense of the Corporation, a new share certificate representing the Series L Preferred Shares which are not being delivered for sale. Any holder of Series L Preferred Shares that fails to respond to the Notification to Holders by the date specified for response therein will be deemed to have elected to continue to hold all of the Series L Preferred Shares then held by it subject to the terms and conditions as to the Dealer Determined Quarterly Dividend Rate and the Dealer Determined Term which are set forth in the Notification to Holders. The Corporation shall have all such powers and authority as may be necessary to determine finally the adequacy of all transfer instruments and related matters with respect to the sale of shares by an existing holder to a Dealer hereunder. Any determination by the Corporation to the effect that any instrument of transfer is incomplete or ineffective shall bind the holder intending to sell any of its Series L Preferred Shares pursuant to the provisions of this Part IV and shall also bind the Dealer in question.

(f)       At least one Business Day prior to the end of the Initial Term, or the then current Corporation Determined Term or Dealer Determined Term or any Auction Dividend Period, as the case may be, the Corporation shall notify the Dealer submitting the Accepted Dealer Offer of the number of shares to be purchased by such Dealer in accordance with section 3.7.4.2(e) of this Part IV and of the identity of the vendor or vendors thereof.

(g)       On the day of expiry of the Initial Term, the Corporation Determined Term, Dealer Determined Term or on the Settlement Date immediately following the expiry of the relevant Auction Dividend Period, as the case may be, the Dealer submitting the Accepted Dealer Offer will purchase the Series L Preferred Shares from the holders specified in section 3.7.4.2(f) of this Part IV, at the purchase price as set out in section 3.7.4.1(j) of this Part IV. For the purposes of completing such purchase, the Dealer submitting the Accepted Dealer Offer shall deposit with the Corporation, at its registered office, on or prior to noon (Montréal time) on such date, a certified cheque payable to the Corporation, as agent for the vendors referred to in section 3.7.4.2(f) of this Part IV, representing the aggregate purchase price of the Series L Preferred Shares to be purchased pursuant to this section 3.7.4.2(g) together with a direction as to registration particulars with respect to such

Series L Preferred Shares to be purchased. Upon receipt of such certified cheque as aforesaid, the Corporation shall deliver to the vendors at the registered office of the Corporation cheques payable to the vendors in payment of the purchase price for such Series L Preferred Shares.

3.7.4.3     Termination of Application

            Notwithstanding the acceptance of a Dealer Offer as provided for in this Part IV, the Corporation may notify the holders that the Corporation does not intend to proceed to implement application of the Dealer Determined Quarterly Dividend Rate and Dealer Determined Term as set forth in the Notification to Holders provided that such notification is given by the Corporation to existing holders on or before expiry of the Initial Term or the then current Corporation Determined Term or Dealer Determined Term or the relevant Auction Dividend Period, as the case may be. In such circumstances, the provisions of Part V hereof shall be applied in accordance with such Part and, for greater certainty, the Dealer whose Dealer Offer has been accepted, shall not be obliged to purchase any Series L Preferred Shares pursuant to such Dealer Offer. Any such notification shall not limit or restrict the right of the Corporation, prior to the expiry of any subsequent Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, to implement the provisions of this Part IV by forwarding a Notice Requesting Bids to one or more Dealers.

3.7.4.4     Miscellaneous

            In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation or application of the procedure set forth in this Part, the Directors of the Corporation (or any person or persons designated by the Directors) may, in such manner as they shall determine in their sole discretion, interpret such procedures in order to deal with such inconsistency, ambiguity or uncertainty and any such determination evidenced by a certificate of the Corporate Secretary of the Corporation (which shall be provided to holders of Series L Preferred Shares upon request) shall be conclusive.

3.7.5     PART V
            AUCTION PROCEDURES

3.7.5.1     Certain Definitions

            For the purposes of Part V hereof the following expressions have the following meaning:

(a)       “Auction” shall mean the periodic operation of the procedures set forth in this Part;

(b)      “Auction Date” shall mean the third Tuesday of each calendar month of each Auction Dividend Period included within an Auction Term or, if such Tuesday is not a Business Day, the next preceding Business Day;

(c)       “Auction Dividend Payment Date” shall mean the first Business Day following the Settlement Date;

(d)       “Auction Dividend Period” shall mean, with respect to the first Auction Dividend Period of any Auction Term, the period from and including the immediately preceding Dividend Payment Date to but excluding the first Settlement Date and, with respect to any subsequent Auction Dividend Period, shall mean the period from and including each Settlement Date to but excluding the next succeeding Settlement Date;

(e)       “Auction Manager” shall mean the Corporation or other person or any successor thereto, duly appointed or to be appointed as Auction Manager in respect of the Series L Preferred Shares and entering into an Auction Manager Agreement with the Corporation;

(f)       “Auction Manager Agreement” shall mean an agreement made between the Auction Manager, if other than the Corporation, and the Corporation which provides, among other things, that the Auction Manager will follow the procedures set forth in this Part V for the purposes of determining the Current Dividend Rate for the Series L Preferred Shares;

(g)     “Auction Term” shall mean any term of not less than two consecutive Auction Dividend Periods with respect to which the Auction Procedures in this Part V apply commencing on the first day of the first of such Auction Dividend Periods and terminating on the last day of any subsequent Auction Dividend Period which immediately precedes the beginning of a Corporation Determined Term or a Dealer Determined Term, as the case may be;

(h)     “Available Shares” shall have the meaning specified in paragraph (i) of section 3.7.5.4(a) of this Part;

(i)      “Bankers’ Acceptance Rate” shall mean with respect to any Auction Dividend Period, the rate per annum equal to

(A)

the simple average (rounded to the nearest one-hundredth of one percent (0.01%)) of the rates per annum quoted by RBC Dominion Securities Inc. (or any successor) and Wood Gundy Inc. (or any successor) where such rates per annum, quoted by such dealers, are equal to the simple average (rounded to the nearest one-hundredth of one percent (0.0l%)) of the bid and ask rates of the yields to maturity quoted by each of RBC Dominion Securities Inc. (or any successor) and Wood Gundy Inc. (or any successor) (rounded upward to the nearest one-thousandth of one percent (0.00l%)), as at 10:00 a.m., Montréal time, on the Auction Date next preceding each Auction Dividend Period, on 30-day bankers’ acceptances accepted by such of the Bank of Montreal, The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, The Royal Bank of Canada and The Bank of Nova Scotia (or their respective successors) as are accepting 30-day bankers’ acceptances on such Auction Date;

(B)

in the event one of RBC Dominion Securities Inc. (or any successor) and Wood Gundy Inc. (or any successor) is unable or does not for any reason quote the bid and ask rates per annum referred to in section 3.7.5.1(i)(A) above as at 10:00 a.m., Montréal time on such Auction Date, such rate shall be the simple average rounded to the nearest one-hundredth of one percent (0.01%) of the bid and ask rates per annum on such date quoted by the other; or

(C)

in the event that both RBC Dominion Securities Inc. (or any successor) and Wood Gundy Inc. (or any successor) are unable to or do not for any reason quote rates, as at 10:00 a.m., Montréal time, on such Auction Date (including without limitation, where none of the Bank of Montreal, The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, The Royal Bank of Canada or The Bank of Nova Scotia is accepting 30-day bankers’ acceptances on such Auction Date) for the purpose of determining the Bankers’ Acceptance Rate in accordance with (A) or (B) above, such rate shall be 0.2% plus the simple average (rounded to the nearest one-hundredth of one percent (0.01%)) of each rate per annum which is equal to the simple average (rounded to the nearest one-hundredth of one percent (0.01%)) of the bid and ask rates of the yields to maturity quoted by each of RBC Dominion Securities Inc. (or any successor), Wood Gundy Inc. (or any successor) (rounded upward to the nearest one-thousandth of one percent (0.001%)), as of 10:00 a.m., Montréal time on such Auction Date, on Government of Canada Treasury Bills maturing as nearly as possible 30 days from such Auction Date;

(j)      “Bid” and “Bids” shall have the respective meanings specified in section 3.7.5.2(a) of this Part;

(k)     “Bidder” and “Bidders” shall have the respective meanings specified in section 3.7.5.2(a) of this Part;

(l)     “Business Day” shall mean a day on which both the Montreal Exchange and The Toronto Stock Exchange or any successor facilities and the Auction Manager are open for business;

(m)   “Current Dividend Rate” shall be the rate per annum which has been determined in accordance with section 3.7.5.4(b) of this Part for the next succeeding Auction Dividend Period;

(n)      “Dealer” shall mean any registered investment dealer or other entity permitted by law to perform the functions required of a Dealer in this Part that has entered into a Dealer Agreement with the Auction Manager that remains effective;

(o)      “Dealer Agreement” shall mean an agreement between the Auction Manager and a Dealer pursuant to which the Dealer agrees to participate in Auctions in compliance with the procedures set forth in this Part;

(p)      “Existing Holder” shall mean a holder of Series L Preferred Shares (i) who has signed a Purchaser’s Letter, (ii) who has delivered or caused to be delivered such Purchaser’s Letter to the Auction Manager and to any Dealer to which such Existing Holder submits information pursuant to section 3.7.5.2(a) of this Part V, and (iii) who is registered in the ledger maintained by the Auction Manager in respect of holders of Series L Preferred Shares;

(q)      “held by” with respect to any Series L Preferred Shares registered in the name of the Auction Manager shall include such shares beneficially owned by an Existing Holder;

(r)      “Hold Order” and “Hold Orders” shall have the respective meanings specified in section 3.7.5.2(a) of this Part;

(s)      “Maximum Rate” with respect to any Auction Dividend Period shall mean 0.40% plus the Bankers’ Acceptance Rate determined on the Auction Date;

(t)      “Order” and “Orders” shall have the respective meanings specified in section 3.7.5.2(a) of this Part;

(u)      “Potential Holder” shall mean any person, including any Existing Holder, (i) who has executed a Purchaser’s Letter, (ii) who has delivered or caused to be delivered such Purchaser’s Letter to the Auction Manager and to any Dealer to which such Potential Holder submits information pursuant to section 3.7.5.2(a) of this Part V and (iii) who may be interested in acquiring Series L Preferred Shares (or, in the case of an Existing Holder, additional Series L Preferred Shares);

(v)      “Purchaser’s Letter” shall mean a letter addressed to the Auction Manager and a Dealer in which a person agrees, among other things, to be bound by the procedures set forth in this Part in the event such person participates in an Auction;

(w)      “Remaining Shares” shall have the meaning specified in paragraph (iv) of section 3.7.5.5(a) of this Part;

(x)      “Sell Order” and “Sell Orders” shall have the respective meanings specified in section 3.7.5.2(a) of this Part;

(y)      “Settlement Date” shall mean the first Business Day following the Auction Date;

(z)      “Submission Deadline” shall mean 11:00 a.m., Montréal time, on any Auction Date or such later time on any Auction Date, as specified by the Auction Manager from time to time, by which Dealers are required to submit Orders to the Auction Manager;

(aa)    “Submitted Bid” and “Submitted Bids” shall have the respective meanings specified in section 3.7.5.4(a) of this Part;

(bb)    “Submitted Hold Order” and “Submitted Hold Orders” shall have the respective meanings specified in section 3.7.5.4(a) of this Part;

(cc)    “Submitted Order” and “Submitted Orders” shall have the respective meanings specified in section 3.7.5.4(a)of this Part;

(dd)    "Submitted Sell Order" and "Submitted Sell Orders" shall have the respective meanings specified in section 3.7.5.4(a) of this Part;

(ee)    “Sufficient Clearing Bids” shall have the meaning specified in section 3.7.5.4(a) of this Part; and

(ff)      “Winning Bid Rate” shall be the rate per annum determined in accordance with section 3.7.5.4(a) of this Part.

3.7.5.2      Orders by Existing Holders and Potential Holders

(a)	Prior to the Submission Deadline on each Auction Date:

	(i)	each Existing Holder may submit to a Dealer information as to the number of Series L Preferred Shares, if any, held by such Existing Holder which such Existing Holder:

		(A)	desires to continue to hold without regard to the Current Dividend Rate for the next succeeding Auction Dividend Period; and/or

		(B)	desires to continue to hold, provided that the Current Dividend Rate for the next succeeding Auction Dividend Period shall not be less than the rate per annum specified by such Existing Holder; and/or

		(C)	offers to sell without regard to the Current Dividend Rate for the next succeeding Auction Dividend Period;

and

(ii)
Potential Holders may submit to a Dealer offers to purchase Series L Preferred Shares, provided that any such offer shall be effective only if the Current Dividend Rate for the next succeeding Dividend Period shall not be less than the rate per annum specified by such Potential Holder.

The communication to a Dealer of the information referred to in this section 3.7.5.2(a) is an “Order” and, collectively, are “Orders”, and each Existing Holder and each Potential Holder placing an Order is a “Bidder” and, collectively, are “Bidders”; an Order containing the information referred to in sub-paragraph (i)(A) of this section 3.7.5.2(a) is a “Hold Order” and, collectively, are “Hold Orders”; an Order containing the information referred to in subparagraph (i)(B) or paragraph (ii) of this section 3.7.5.2(a) is a “Bid” and, collectively, are “Bids”; and an Order containing the information referred to in subparagraph (i)(C) of this section 3.7.5.2(a) is a “Sell Order” and, collectively, are “Sell Orders”.

(b)	(i)	A Bid by an Existing Holder shall constitute an irrevocable offer to sell:

		(A)	the number of Series L Preferred Shares specified in such Bid if the Winning Bid Rate determined on such Auction Date is less than the specified rate; or

(B)
the specified number of Series L Preferred Shares or a lesser number to be determined as set forth in paragraph (iv) of section 3.7.5.5(a) if the Winning Bid Rate determined on such Auction Date is equal to the specified rate; or

		(C)	the number of Series L Preferred Shares specified in such Bid if the specified rate is higher than the maximum Rate and Sufficient Clearing Bids do exist; or

		(D)	a lesser number of Series L Preferred Shares to be determined as set forth in paragraph (iii) of section 3.7.5.5(b) if the specified rate is higher than the

Maximum Rate and Sufficient Clearing Bids do not exist.

(ii)	A Sell Order by an Existing Holder shall constitute an irrevocable offer to sell:

	(A)	the number of Series L Preferred Shares specified in such Sell Order; or

	(B)	a lesser number of Series L Preferred Shares to be determined as set forth in paragraph (iii) of section 3.7.5.5(b) if Sufficient Clearing Bids do not exist.

(iii)	A Bid by a Potential Holder shall constitute an irrevocable offer to purchase:

	(A)	the number of Series L Preferred Shares specified in such Bid if the Winning Bid Rate determined on the applicable Auction Date is higher than the specified rate; or

(B)
the specified number or a lesser number of Series L Preferred Shares to be determined as set forth in paragraph (v) of section 3.7.5.5(a) if the Winning Bid Rate determined on such Auction Date is equal to the specified rate; or

	(C)	the specified number of Series L Preferred Shares if the specified rate is equal to or lower than the Maximum Rate and Sufficient Clearing Bids do not exist.

3.7.5.3      Submission of Orders by Dealers to the Auction Manager

(a)      Each Dealer shall submit to the Auction Manager in writing in accordance with its Dealer Agreement prior to the Submission Deadline on each Auction Date all Orders obtained by such Dealer and specifying with respect to each Order:

(i)	the name of the Bidder placing such Order;

(ii)	the aggregate number of Series L Preferred Shares that are the subject of the Order;

(iii)	to the extent that the Bidder is an Existing Holder, the number of Series L Preferred Shares, if any, subject to any:

	(A)	Hold Order placed by such Existing Holder;

	(B)	Bid placed by such Existing Holder and the rate specified in such bid; and/or

	(C)	Sell Order placed by such Existing Holder; and

(iv)	to the extent that the Bidder is a Potential Holder, the dividend rate per annum specified in the Bid of such Potential Holder.

(b)      If any rate specified in any Bid contains more than three figures to the right of the decimal point, the Auction Manager shall round such rate up to the next highest one-thousandth of one percent (0.001%).

(c)      If for any reason an Order or Orders covering in the aggregate all the Series L Preferred Shares held by any Existing Holder are not submitted to the Auction Manager prior to the Submission Deadline, the Auction Manager shall deem a Hold Order to have been submitted on behalf of such Existing Holder covering the number of Series L Preferred Shares held by such Existing Holder and not subject to Orders submitted to the Auction Manager.

(d)      If one or more Orders covering in the aggregate more than the number of Series L Preferred Shares held by any Existing Holder are submitted to the Auction Manager, such Orders shall be considered valid as follows and in the following order of priority:

(i)
all Hold Orders shall be considered valid, but only up to and including, in the aggregate, the number of Series L Preferred Shares held by such Existing Holder, and, solely for purposes of allocating compensation among the Dealers submitting Hold Orders, if the number of Series L Preferred Shares subject to such Hold Orders exceeds the number of Series L Preferred Shares held by such Existing Holder, the number of Series L Preferred Shares subject to each such Hold Order shall be reduced pro rata to cover the number of Series L Preferred Shares held by such Existing Holder;

(A)
Any Bid shall be considered valid up to and including the excess of the number of Series L Preferred Shares held by such Existing Holder over the number of Series L Preferred Shares subject to any Hold Order referred to in paragraph (i) of this section 3.7.5.3(d);

(B)
Subject to subparagraph (ii)(A) of this section 3.7.5.3(d), if more than one Bid with the same rate is submitted on behalf of such Existing Holder and the number of Series L Preferred Shares subject to such Bids is greater than such excess, such Bids shall be considered valid up to the amount of such excess, and, solely for purposes of allocating compensation among the Dealers submitting Bids with the same rate, the number of Series L Preferred Shares subject to each Bid with the same rate shall be reduced pro rata to cover the number of Series L Preferred Shares equal to such excess;

(C)
Subject to subparagraph (ii)(A) of this section 3.7.5.3(d), if more than one Bid with different rates is submitted on behalf of such Existing Holder, such Bids shall be considered valid in the ascending order of their respective rates up to the amount of such excess; and

	(D)	In any such event, the number, if any, of such Series L Preferred Shares subject to Bids not valid under this paragraph (ii) shall be treated as the subject of a Bid by a Potential Holder; and

(iii)
all Sell Orders shall be considered valid but only up to and including in the aggregate the excess of the number of Series L Preferred Shares held by such Existing Holder over the sum of the Series L Preferred Shares subject to Hold Orders referred to in paragraph (i) of this section 3.7.5.3(d) and valid Bids by Existing Holders referred to in paragraph (ii) of this section 3.7.5.3(d).

(e)      If more than one Bid is submitted on behalf of any Potential Holder, each Bid submitted shall be a separate Bid with the rate therein specified.

3.7.5.4      Determination of Sufficient Clearing Bids, Winning Bid Rate and Current Dividend Rate

(a)     On the Submission Deadline on each Auction Date, the Auction Manager shall assemble all Orders submitted or deemed submitted to it by the Dealers (each such Order as submitted or deemed submitted by a Dealer being individually a “Submitted Hold Order”, a “Submitted Bid” or a “Submitted Sell Order”, as the case may be, or a “Submitted Order” and, collectively, “Submitted Hold Orders”, “Submitted Bids” or “Submitted Sell Orders”, as the case may be, or Submitted Orders”) and shall determine:

(i)
the excess of (a) the total number of Series L Preferred Shares issued and outstanding over (b) the number of Series L Preferred Shares that are the subject of Submitted Hold Orders (such excess being the “Available Shares”);

(ii)	from the Submitted Orders, whether:

	(A)	the number of Series L Preferred Shares that are the subject of Submitted

Bids by Potential Holders specifying one or more rates equal to or lower than the Maximum Rate;

exceeds or is equal to the sum of:

(B)	(I)	the number of Series L Preferred Shares that are the subject of Submitted Bids by Existing Holders specifying one or more rates higher than the Maximum Rate; and

	(II)	the number of Series L Preferred Shares that are the subject of Submitted Sell Orders;

and if such excess or equality exists (other than because all of the Series L Preferred Shares are the subject of Submitted Hold Orders), then such Submitted Bids in subparagraph (A) hereof shall be “Sufficient Clearing Bids”; and

(iii)	if Sufficient Clearing Bids exist, the lowest rate specified in the Submitted Bids which if the Auction Manager accepted:

	(A)	(I)	each Submitted Bid from Existing Holders specifying that lowest rate, and

(II)

all other Submitted Bids from Existing Holders specifying lower rates, thus entitling those Existing Holders to continue to hold the Series L Preferred Shares that are the subject of those Submitted Bids; and

	(B)	(I)	each Submitted Bid from Potential Holders specifying such rate, and

		(II)	all other Submitted Bids from Potential Holders specifying lower rates, thus entitling those Potential Holders to purchase the Series L Preferred Shares that are the subject of those Submitted Bids, would result in such Existing Holders described in subparagraph (A) hereof continuing to hold an aggregate number of Series L Preferred Shares which, when added to the aggregate number of Series L Preferred Shares to be purchased by such Potential Holders described in subparagraph (B) hereof, would equal not less than the number of Available Shares. This lowest rate is the “Winning Bid Rate”.

(b)     Promptly after the Auction Manager has made the determinations pursuant to section 3.7.5.4(a) of this Part, the Auction Manager shall advise the Corporation of the Bankers’ Acceptance Rate and, based on such determinations, of the dividend rate applicable to the Series L Preferred Shares for the next succeeding Auction Dividend Period (the “Current Dividend Rate”) as follows:

(i)	if Sufficient Clearing Bids exist, the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to the Winning Bid Rate so determined;

(ii)
if Sufficient Clearing Bids do not exist (other than because all of the Series L Preferred Shares are the subject of Submitted Hold Orders), that the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to the Maximum Rate; or

(iii)
if all of the Series L Preferred Shares are the subject of Submitted Hold Orders, that the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to 50% of the Bankers’ Acceptance Rate determined at 10:00 a.m. Montréal time on the Auction Date.

3.7.5.5      Acceptance and Rejection of Submitted Bids and Submitted Sell Orders and Allocation of Shares

            Based on the determinations made pursuant to section 3.7.5.4(a) of this Part, the Submitted Bids and Submitted Sell Orders shall be accepted or rejected and the Auction Manager shall take such other action as set forth below:

(a)      If Sufficient Clearing Bids have been made, subject to the provisions of sections 3.7.5.5(c) and 3.7.5.5(d) of this Part, Submitted Bids and Submitted Sell Orders shall be accepted and rejected in the following order of priority and all other Submitted Bids shall be rejected:

(i)
(A) the Submitted Sell Order of each Existing Holder shall be accepted, and (B) the Submitted Bid of each Existing Holder specifying any rate that is higher than the Winning Bid Rate shall be rejected, thus requiring each such Existing Holder to sell the Series L Preferred Shares that are the subject of such Submitted Sell Order and such Submitted Bid;

(ii)
the Submitted Bid of each Existing Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus entitling each such Existing Holder to continue to hold the Series L Preferred Shares that are the subject of such Submitted Bid;

(iii)
the Submitted Bid of each Potential Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus requiring each such Potential Holder to purchase the Series L Preferred Shares that are the subject of such Submitted Bid;

(iv)
the Submitted Bid for each Existing Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted, thus entitling each such Existing Holder to continue to hold the Series L Preferred Shares that are the subject of such Submitted Bid, unless the number of Series L Preferred Shares subject to all such Submitted Bids is greater than the total number of Available Shares minus the number of Series L Preferred Shares subject to Submitted Bids described in paragraphs (ii) and (iii) of this section 3.7.5.5(a) (the “Remaining Shares”). In this event, the Submitted Bids of each such Existing Holder described in this paragraph (iv) shall be rejected, and each such Existing Holder shall be required to sell Series L Preferred Shares, but only in an amount equal to the difference between (A) the number of Series L Preferred Shares then held by such Existing Holder subject to such Submitted Bid and (B) the number of Series L Preferred Shares obtained by multiplying (x) the number of Remaining Shares by (y) a fraction, the numerator of which shall be the number of Series L Preferred Shares held by such Existing Holder subject to such Submitted Bid, and the denominator of which shall be the sum of the number of Series L Preferred Shares subject to such Submitted Bids made by all such Existing Holders who specified a rate equal to the Winning Bid Rate; and

(v)
the Submitted Bid of each Potential Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted but only in an amount equal to the number of Series L Preferred Shares obtained by multiplying (A) the difference between the total number of Available Shares and the number of Series L Preferred Shares subject to Submitted Bids described in paragraphs (ii), (iii) and (iv) of this section 3.7.5.5(a) by (B) a fraction, the numerator of which shall be the number of Series L Preferred Shares subject to such Submitted Bid and the denominator of which shall be the sum of the number of Series L Preferred Shares subject to such Submitted Bids made by all Potential Holders who specified rates equal to the Winning Bid Rate;

(b)     If Sufficient Clearing Bids have not been made (other than because all of the Series L Preferred Shares are subject to Submitted Hold Orders), subject to the provisions of sections 3.7.55 (c) and 3.7.5.5(d) of this Part, Submitted Bids and Submitted Sell Orders shall be accepted or rejected in the following order of priority and all other Submitted Bids shall be rejected:

(i)
the Submitted Bid of each Existing Holder specifying any rate that is equal to or lower than the Maximum Rate shall be accepted, thus entitling that Existing Holder to continue to hold the Series L Preferred Shares that are the subject of such Submitted Bid;

(ii)
the Submitted Bid of each Potential Holder specifying any rate that is equal to or lower than the Maximum Rate shall be accepted, thus requiring such Potential Holder to purchase the Series L Preferred Shares that are the subject of such Submitted Bid; and

(iii)
the Submitted Bid of each Existing Holder specifying any rate that is higher than the Maximum Rate shall be rejected and the Submitted Sell Order of each Existing Holder shall be accepted, in both cases only in an amount equal to the difference between (A) the number of Series L Preferred Shares then held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order and (B) the number of Series L Preferred Shares obtained by multiplying (x) the difference between the total number of Available Shares and the aggregate number of Series L Preferred Shares subject to Submitted Bids described in paragraphs (i) and (ii) of this section 3.7.5.5(b) by (y) a fraction, the numerator of which shall be the number of Series L Preferred Shares held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order and the denominator of which shall be the number of Series L Preferred Shares subject to all such Submitted Bids and Submitted Sell Orders;

(c)      If, as a result of the procedures described in sections 3.7.5.5(a) or 3.7.5.5(b) of this Part, any Existing Holder would be entitled or required to sell, or any Potential Holder would be entitled or required to purchase, a fraction of a Series L Preferred Share on any Auction Date, the Auction Manager shall, in such manner as it shall determine in its sole discretion, round up or down the number of Series L Preferred Shares to be purchased or sold by any Existing Holder or Potential Holder on such Auction Date so that the number of shares purchased or sold by each Existing Holder or Potential Holder shall be whole Series L Preferred Shares;

(d)      If, as a result of the procedures described in section 3.7.5.5(a) of this Part, any Potential Holder would be entitled or required to purchase a fraction of a Series L Preferred Share on any Auction Date, the Auction Manager shall, in such manner as it shall determine in its sole discretion, allocate shares for purchase among Potential Holders so that only whole Series L Preferred Shares are purchased on such Auction Date by any Potential Holder, even if such allocation results in one or more of such Potential Holders not purchasing Series L Preferred Shares on such Auction Date; and

(e)     Based on the result of each Auction, the Auction Manager shall determine to which Potential Holder or Potential Holders purchasing Series L Preferred Shares an Existing Holder or Existing Holders shall sell Series L Preferred Shares being sold by such Existing Holder or Existing Holders. Such purchases and sales of Series L Preferred Shares shall be completed on the Settlement Date by payment by each Potential Holder purchasing Series L Preferred Shares of the aggregate purchase price of the Series L Preferred Shares to be purchased equal to $500,000 per Series L Preferred Share against delivery by each existing Holder selling Series L Preferred Shares of the number of Series L Preferred Shares being sold.

3.7.5.6      Miscellaneous

            Notwithstanding the provisions of Part V hereof, the Auction Manager shall not follow the Auction Procedures herein on the Auction Date immediately preceding: (i) the Redemption Date in the event that written notice of redemption of all the outstanding Series L Preferred Shares has been given pursuant to the provisions of section 3.7.1.5 of Part I hereof or (ii) the first day of a Corporation Determined Term or Dealer Determined Term.

            In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation or application of the procedures set forth in this Part, the Directors of the Corporation (or any person or persons designated by the Directors) may, in such manner as they shall determine in their sole discretion, interpret such procedures in order to deal with any such inconsistency, ambiguity or uncertainty and any such determination evidenced by a certificate of the Corporate Secretary of the Corporation (which shall be provided to holders of Series L Preferred Shares upon request) shall be conclusive.

3.8      Series P Preferred Shares

            The Series P Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

3.8.1      Dividend

            The holders of the Series P Preferred Shares shall be entitled to receive fixed cumulative, preferred cash dividends, as and when declared by the Board of Directors, out of moneys properly applicable to the payment of dividends, in the amount of $1.60 per share per annum and no more, payable quarterly in respect of each 12 month period on the 15th day of January, April, July and October by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers, except that the first quarterly payment to be made on any Series P Preferred Share shall be payable on October 15, 1995 and be in the amount of the aggregate of (i) $1.60 multiplied by a fraction of which the numerator is the number of days from and including the original date of issue of the Series P Preferred Shares to but excluding the first date on which dividends would otherwise have been payable, being July 15, 1995, and the denominator is 365 and (ii) the amount of the quarterly dividend of $0.40.

            Dividends declared on the Series P Preferred Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series P Preferred Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series P Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series P Preferred Shares at his address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.

3.8.2      Rights on Liquidation

            In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series P Preferred Shares shall be entitled to receive $25.00 per share together with all dividends accrued and unpaid to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of any shares ranking junior to the Series P Preferred Shares. The holders of the Series P Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

3.8.3      Redemption at the Option of the Corporation

            The Corporation may not redeem any of the Series P Preferred Shares prior to July 15, 2002. Subject to applicable law and section 3.8.8 hereof, upon giving notice as hereinafter provided, the Corporation may, on or after July 15, 2002, redeem at any time all the outstanding Series P Preferred Shares, or from time to time any part thereof, on payment for each such share to be redeemed of $25.00 together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price. If less than all the outstanding Series P Preferred Shares are to be redeemed, the shares to be redeemed shall be selected by lot or shall be redeemed pro rata (disregarding fractions) as the Board of Directors in its sole discretion shall determine provided that registered holdings of 10 shares or less be redeemed in full.

            The Corporation shall give at least 30 days’ prior notice in writing to each person who at the date of giving such notice is the holder of Series P Preferred Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of Series P Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series P Preferred Shares to be redeemed. Such notice shall set out the number of such Series P Preferred Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series P Preferred Shares to be redeemed the redemption price on presentation and surrender at any place or places within Canada designated by such notice, of the certificate or certificates for such Series P Preferred Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; if a part only of such Series P Preferred Shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation; from and after the date specified in any such notice, the Series P Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series P Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

3.8.4      Retraction at the Option of the Holder

3.8.4.1      Retraction Privilege

            On and after July 15, 2002, the holders of the Series P Preferred Shares shall have the right, at their option, subject to the terms and provisions hereof, to require the Corporation to redeem all or any Series P Preferred Shares registered in such holder’s name on payment for each such share to be redeemed of $25.00 together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price, on the 15th day of January, April, July or October in each year (a “Retraction Date”).

3.8.4.2      Manner of Exercise of Retraction Privilege

            The retraction privilege provided for in section 3.8.4.1 may be exercised by notice in writing in form satisfactory to the Corporation duly executed by the registered holder, or his attorney duly authorized in writing, given to the transfer agent for Series P Preferred Shares at least 30 days but not more than 60 days prior to the Retraction Date, accompanied by the certificate or certificates representing the Series P Preferred Shares in respect of which the holder thereof desires to exercise such retraction privilege; such notice sshall specify the number of Series P Preferred Shares which the holder elects to have redeemed.

            Unless the Corporation gives notice to the holders of the Series P Preferred Shares pursuant to section 3.8.7.1 (a) hereof of the right to convert Series P Preferred Shares into a further series of First Preferred Shares, and unless otherwise permitted by the Corporation, the election of any holder to have redeemed all or any Series P Preferred Shares pursuant to this section 3.8.4, shall be irrevocable upon receipt by or on behalf of the Corporation of the certificates for the shares to be redeemed and the signification of the election of the holder thereof in accordance with the provisions of this section 3.8.4.2.

            As promptly as practicable after the Retraction Date of any Series P Preferred Shares surrendered for redemption, the Corporation shall pay or cause to be paid to the holder of such Series P Preferred Shares to be redeemed the redemption price; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers. Such redemption shall be deemed to have been made at the close of business on the Retraction Date so that the rights of the holder of such Series P Preferred Shares as the holder thereof shall cease at such time.

            If the holder of Series P Preferred Shares represented by any certificate or certificates surrendered as herein provided elects to have redeemed less than all such shares, the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series P Preferred Shares represented by the certificate or certificates surrendered as aforesaid which have not been redeemed; provided, however, that if the Series P Preferred Shares represented by any certificate or certificates surrendered as aforesaid include any shares theretofore called for redemption pursuant to section 3.8.3 hereof, then on the date fixed for the redemption of such Series P Preferred Shares the holders thereof shall be entitled to payment of the redemption price of such Series P Preferred Shares as well as a new certificate representing any Series P Preferred Shares represented by the certificate or certificates surrendered as aforesaid which have not been redeemed.

3.8.5      Intentionally Deleted

3.8.6      Intentionally Deleted

3.8.7      Conversion into Further Series of First Preferred Shares

3.8.7.1      Conversion Privilege into Further Series of First Preferred Shares

(a)       The Corporation may, subject to applicable law, at its option, at any time create an additional series of First Preferred Shares (hereinafter referred to as “Additional Shares”) into which, upon and subject to the terms hereinafter set forth, the holders of Series P Preferred Shares shall have the right to convert Series P Preferred Shares into the Additional Shares on the basis of one Additional Share for each Series P Preferred Share. The Corporation shall give notice in writing of the creation of the Additional Shares and of the conversion right provided for herein to the then registered holders of the Series P Preferred Shares; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of Series P Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation. Such notice shall set out the date on which the conversion will take place (the “Series P Preferred Share Conversion Date”) and shall be given not less than 45 days nor more than 60 days prior to the Series P Preferred Share Conversion Date.

(b)       If the Corporation has created and is entitled to issue the Additional Shares, a holder of Series P Preferred Shares may, at his option, convert Series P Preferred Shares held by him into Additional Shares on a share-for-share basis on the Series P Preferred Share Conversion Date.

3.8.7.2      Manner of Exercise of Conversion Privilege into Further Series of First Preferred Shares

            The conversion of Series P Preferred Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 60 days prior to the Series P Preferred Share Conversion Date but not later than the close of business on the 15th day preceding the Series P Preferred Share Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series P Preferred Shares are transferable accompanied by: (1) payment or evidence of payment of the tax (if any) payable as provided in this section 3.8.7.2; and (2) a written instrument of surrender in form satisfactory to the Corporation duly executed by the registered holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of:

(a)       the Series P Preferred Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series P Preferred Shares represented by such certificate or certificates which have not been converted; or

(b)       the Series P Preferred Shares represented by such certificate or certificates, theretofore called for redemption in part, in which event on the date specified for the redemption of such Series P Preferred Shares such holder shall be entitled to payment of the redemption price of the Series P Preferred Shares represented by such certificate or certificates which have been called for redemption and which have not been converted prior to the date of redemption as well as a certificate representing any Series P Preferred Shares represented by such certificate or certificates which have been neither converted nor redeemed.

            As promptly as practicable after the Series P Preferred Share Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series P Preferred Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Additional Shares and the number of remaining Series P Preferred Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Series P Preferred Share Conversion Date, so that the rights of the holder of such Series P Preferred Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Additional Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Additional Shares at such time.

            The registered holder of any Series P Preferred Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Additional Shares after such record date and on or before the date of the payment of such dividend.

            The issuance of certificates for the Additional Shares upon the conversion of Series P Preferred Shares shall be made without charge to the converting holders of Series P Preferred Shares for any fee or tax in respect of the issuance of such certificates or the Additional Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Additional Shares are issued in respect of the issuance of such Additional Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series P Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid..

3.8.7.3      Conditions of Issue of Additional Shares

            The Corporation may issue the Additional Shares only if:

(a)       the Corporation creates the Additional Shares, fixing the number of shares thereof (which shall be at least equal to the number of Series P Preferred Shares outstanding at the close of business on the business day prior to the effective date of such designation), and setting forth the rights, privileges, restrictions and conditions attaching thereto as a series;

(b)       all dividends then payable on the Series P Preferred Shares then outstanding and on all other shares of the Corporation ranking as to dividends prior to or on a parity with the Series P Preferred Shares accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon have been declared and paid or moneys set aside for payment;

(c)       the Corporation uses its best efforts to qualify, if necessary, the Additional Shares for distribution or distribution to the public, as the case may be, upon the conversion of Series P Preferred Shares into Additional Shares in all provinces of Canada in which there are then addresses of holders of Series P Preferred Shares appearing in the books of the Corporation or in which there is a stock exchange upon which the Series P Preferred Shares are then listed for trading; and

(d)       the Corporation ensures that the Additional Shares will not, if issued, be or be deemed to be term preferred shares within the meaning of the Income Tax Act (Canada) if such definition were read without reference to paragraph (f) of the definition of term preferred share set out in subsection 248(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect.

3.8.8      Restrictions on Dividends and Retirement of Shares

            Without the approval of the holders of outstanding Series P Preferred Shares:

(a)       the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series P Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series P Preferred Shares;

(b)       the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series P Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series P Preferred Shares);

(c)       the Corporation shall not redeem, purchase or otherwise retire less than all of the Series P Preferred Shares (for the purposes hereof, a conversion of Series P Preferred Shares shall not be deemed to be a redemption, purchase or retirement of such shares); or

(d)       the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of a shareholder’s retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series P Preferred Shares provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series P Preferred Shares;

unless, in each such case, all cumulative dividends accrued on outstanding Series P Preferred Shares up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

            Any approval of the holders of Series P Preferred Shares required to be given pursuant to this section 3.8.8 may be given in accordance with the second paragraph of section 3.8.10 and section 3.8.13. Notwithstanding the provisions of section 3.8.13 hereof, any approval required to be given pursuant to this section 3.8.8 shall be required to be given only by the affirmative vote of the holders of the majority of the Series P Preferred Shares present or represented at a meeting, or adjourned meeting, of the holders of Series P Preferred Shares duly called for the purpose and at which a quorum is present.

3.8.9      Purchase for Cancellation

            The Corporation may at any time purchase for cancellation the whole or any part of the Series P Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors of the Corporation such shares are obtainable plus in each case all accrued and unpaid dividends and costs of purchase.

3.8.10      Voting Rights

            If the Corporation fails to pay eight dividends on the Series P Preferred Shares, whether or not consecutive, the holders of the Series P Preferred Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one vote for each Series P Preferred Share held, until all such arrears of dividends on the Series P Preferred Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this section 3.8.10.

            In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series P Preferred Shares voting as a series or as part of a class, each Series P Preferred Share shall entitle the holder thereof to one vote for such purpose.

3.8.11      Issue of Additional Preferred Shares

            The Corporation may issue additional series of First Preferred Shares ranking on a parity with the Series P Preferred Shares without the authorization of the holders of the Series P Preferred Shares.

3.8.12      Modifications

            The provisions attaching to the Series P Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with section 3.8.13.

3.8.13      Approval of Holders of Series P Preferred Shares

            Any approval given by the holders of the Series P Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series P Preferred Shares as provided in the provisions attaching to the First Preferred Shares as a class, which provisions shall apply mutatis mutandis.

3.8.14      Intentionally Deleted

3.8.15      Mail Service Interruption

            If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series P Preferred Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)       give such notice by telex, telecopier or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montréal and Toronto and such notice shall be deemed to have been given on the date on which such telex, telecopier or telegraph communication was given or on the date on which the first publication has taken place;

(b)       fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montréal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation.

3.8.16      Definitions

            In the provisions herein contained attaching to the Series P Preferred Shares:

(a)       “in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; and

(b)        “accrued and unpaid dividends” means the aggregate of (i) all unpaid dividends on the Series P Preferred Shares for any quarterly period and (ii) the amount calculated as though dividends on each Series P Preferred Share had been accruing on a day to day basis from and including the date on which the last quarterly dividend was payable to but excluding the date to which the computation of accrued dividends is to be made.

3.9      Series Q Preferred Shares

            The Series Q Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

3.9.1      Dividend

3.9.1.1      Definitions

            For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires;

(a)       “Adjustment Factor” for any Month means the percentage per annum, positive or negative, based on the Calculated Trading Price of the Series Q Preferred Shares for the preceding Month, determined in accordance with the following table:

If Calculated Trading	The Adjustment Factor as a
Price is	Percentage of Prime Shall Be
$25.50 or more	-4.00%
$25.375 and less than $25.50	-3.00%
$25.25 and less than $25.375	-2.00%
$25.125 and less than $25.25	-1.00%
Greater than $24.875 and less than $25.125	nil
Greater than $24.75 to $24.875	1.00%
Greater than $24.625 to $24.75	2.00%
Greater than $24.50 to $24.625	3.00%
$24.50 or less	4.00%

The maximum Adjustment Factor for any month will be +4.00%.

            If in any Month there is no trade on the Exchange of Series Q Preferred Shares of a board lot or more, the Adjustment Factor for the following Month shall be nil;

(b)       “Annual Dividend Rate” means the Annual Fixed Dividend Rate or the Annual Floating Dividend Rate, whichever is provided by this section 3.9.1 to be applicable at the relevant time;

(c)       “Annual Fixed Dividend Rate” means 6.90% per annum;

(d)       “Annual Floating Dividend Rate” means for any Month the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) which is equal to Prime multiplied by the Designated Percentage for such Month;

(e)       “Banks” means any two of Royal Bank of Canada, Bank of Montreal, The Bank of Nova Scotia, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce and any successor of any of them as may be designated from time to time by the Board of Directors by notice given to the transfer agent for the Series Q Preferred Shares, such notice to take effect on, and to be given at least two (2) business days prior to, the commencement of a particular Dividend Period and, until such notice is first given, means Royal Bank of Canada and The Toronto-Dominion Bank;

(f)       “Calculated Trading Price” for any Month means:

(i)	the aggregate of the Daily Adjusted Trading Value for all Trading Days in such Month;

    divided by

(ii)	the aggregate of the Daily Trading Volume for all Trading Days in such Month;

(g)       “Daily Accrued Dividend Deduction” for any Trading Day means:

(i)

the product obtained by multiplying the dividend accrued on a Series Q Preferred Share in respect of the Month in which the Trading Day falls by the number of days elapsed from but excluding the day prior to the Ex-Dividend Date immediately preceding such Trading Day to and including such Trading Day (or if such Trading Day is an Ex-Dividend Date, by one (1) day);

    divided by

(ii)	the number of days from and including such Ex-Dividend Date to but excluding the following Ex-Dividend Date;

(h)       “Daily Adjusted Trading Value” for any Trading Day means:

(i)

the aggregate dollar value of all transactions of Series Q Preferred Shares on the Exchange (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day;

    less

(ii)	the Daily Trading Volume for such Trading Day multiplied by the Daily Accrued Dividend Deduction for such Trading Day;

(i)       “Daily Trading Volume” for any Trading Day means the aggregate number of Series Q Preferred Shares traded in all transactions (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day on the Exchange;

(j)       “Deemed Record Date” means the last Trading Day of a Month with respect to which no dividend is declared by the Board of Directors;

(k)       “Designated Percentage” for the Month of December, 2000 means eighty percent (80%) and for each Month thereafter means the Adjustment Factor for such Month plus the Designated Percentage for the preceding Month, provided that the Annual Floating Dividend Rate for any Month shall in no event be less than 50% of Prime for such Month or more than 100% of Prime for such Month;

(l)        “Dividend Payment Date” means:

(i)	during the Fixed Rate Period, the first day of each of March, June, September and December in each year; and

(ii)	during the Floating Rate Period, the 12th day of each Month commencing with the Month of January, 2001;

        and the first Dividend Payment Date shall be March 1, 1996;

(m)       “Dividend Period” means:

(i)	during the Fixed Rate Period, the period from and including a Dividend Payment Date to but not including the next succeeding Dividend Payment Date; and

(ii)	during the Floating Rate Period, a Month;

(n)        “Ex-Dividend Date” means:

(i)	the Trading Day which, under the rules or normal practices of the Exchange, is designated or recognized as the ex-dividend date relative to any dividend record date for the Series Q Preferred Shares; or

(ii)

if the Board of Directors fails to declare a dividend in respect of a Month, the Trading Day which, under the rules or normal practices of the Exchange, would be recognized as the Ex-Dividend Date relative to any Deemed Record Date for the Series Q Preferred Shares;

(o)       “Exchange” means The Montreal Exchange or The Toronto Stock Exchange or such other exchange or trading market in Canada as may be determined from time to time by the Corporation as being the principal trading market for the Series Q Preferred Shares;

(p)       “Fixed Rate Period” means the period commencing with the date of issue of the Series Q Preferred Shares and ending on and including November 30, 2000;

(q)       “Floating Rate Period” means the period commencing immediately after the end of the Fixed Rate Period and continuing for so long as any of the Series Q Preferred Shares shall be outstanding;

(r)       “Month” means a calendar month;

(s)       “Prime” for a Month means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the Prime Rate in effect on each day of such Month;

(t)       “Prime Rate” for any day means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada. If one of the Banks does not have such an interest rate in effect on a day, the Prime Rate for such day shall be such interest rate in effect for that day of the other Bank; if both Banks do not have such an interest rate in effect on a day, the Prime Rate for that day shall be equal to one and a half percent (1.5%) per annum plus the average yield expressed as a percentage per annum on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect on a day and the Bank of Canada does not report such average yield per annum, the Prime Rate for that day shall be equal to the Prime Rate for the next preceding day. The Prime Rate and Prime shall be determined from time to time by an officer of the Corporation from quotations supplied by the Banks or otherwise publicly available. Such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series Q Preferred Shares;

(u)      “Trading Day” means, if the Exchange is a stock exchange in Canada, a day on which the Exchange is open for trading or, in any other case, a business day.

3.9.1.2      General

            The holders of the Series Q Preferred Shares shall be entitled to receive cumulative preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, at the rates and times herein provided. Dividends on the Series Q Preferred Shares shall accrue on a daily basis from and including the date of issue thereof, and shall be payable quarterly during the Fixed Rate Period and monthly during the Floating Rate Period. Payment of the dividend on the Series Q Preferred Shares payable on any Dividend Payment Date (less any tax required to be deducted) shall be made by cheque at par in lawful money of Canada payable at any branch in Canada of the Corporation’s bankers.

            Dividends declared on the Series Q Preferred Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series Q Preferred Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series Q Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series Q Preferred Shares at his address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.

3.9.1.3      Fixed Rate Period

            During the Fixed Rate Period, the dividends in respect of the Series Q Preferred Shares shall be payable quarterly at the Annual Fixed Dividend Rate. Accordingly, on each Dividend Payment Date during the Fixed Rate Period, other than March 1, 1996, but including December 1, 2000, the dividend payable shall be $0.43125 per Series Q Preferred Share. The amount of the first quarterly dividend payable on each Series Q Preferred Share on March 1, 1996, shall be $0.4726 per share.

3.9.1.4      Floating Rate Period

            During the Floating Rate Period, the dividends in respect of the Series Q Preferred Shares shall be payable monthly at the Annual Floating Dividend Rate as calculated from time to time. Accordingly, on each Dividend Payment Date during the Floating Rate Period, the dividend payable on the Series Q Preferred Shares shall be that amount (rounded to the nearest one-thousandth (1/1000) of one cent) obtained by multiplying $25.00 by the Annual Floating Dividend Rate applicable to the Month preceding such Dividend Payment Date and by dividing the product by twelve. The record date for the purpose of determining holders of Series Q Preferred Shares entitled to receive dividends on each Dividend Payment Date during the Floating Rate Period shall be the last Trading Day of the next preceding Month. In the event of the redemption or purchase of the Series Q Preferred Shares during the Floating Rate Period or the distribution of the assets of the Corporation during the Floating Rate Period as contemplated by section 3.9.2 hereof, the amount of the dividend which has accrued during the Month in which such redemption, purchase or distribution occurs shall be the amount (rounded to the nearest one-thousandth (1/1000) of one cent) calculated by multiplying :

(i)	the amount obtained by multiplying $25.00 by one-twelfth (1/12) of the Annual Floating Dividend Rate applicable to the preceding Month; by

(ii)

a fraction of which the numerator is the number of days elapsed in the Month in which such redemption, purchase or distribution occurs up to but not including the date of such event and the denominator of which is the number of days in that Month.

3.9.1.5      Calculation of Designated Percentage

            The Corporation shall as promptly as practicable calculate the Designated Percentage for each Month and give notice thereof to all stock exchanges in Canada on which the Series Q Preferred Shares are listed for trading or if the Series Q Preferred Shares are not listed on a stock exchange in Canada to the Investment Dealers Association of Canada.

3.9.2      Rights on Liquidation

            In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series Q Preferred Shares shall be entitled to received $25.00 per Series Q Preferred Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series Q Preferred Shares. Upon payment of such amounts, the holders of the Series Q Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

3.9.3      Redemption at the Option of the Corporation

            The Corporation may not redeem any of the Series Q Preferred Shares prior to December 1, 2000. Subject to applicable law and section 3.9.5 hereof, upon giving notice as hereinafter provided, the Corporation may: i) on December 1, 2000 redeem all, but not less than all, of the outstanding Series Q Preferred Shares, on payment of $25.00 for each such share to be redeemed; and ii) subsequent to December 1, 2000 redeem at any time all, but not less than all, the outstanding Series Q Preferred Shares, on payment of $25.50 for each such share to be redeemed, in each case, together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

            The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series Q Preferred Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of Series Q Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series Q Preferred Shares to be redeemed. Such notice shall set out the number of such Series Q Preferred Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series Q Preferred Shares to be redeemed the redemption price on presentation and surrender at any place or places within Canada designated by such notice, of the certificate or certificates for such Series Q Preferred Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; from and after the date specified in any such notice, the Series Q Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series Q Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

3.9.4      Conversion of Series Q Preferred Shares

3.9.4.1      Conversion at the Option of the Holder

            Holders of Series Q Preferred Shares shall have the right, at their option, on December 1, 2000 and on December 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and conditions hereof, all or any Series Q Preferred Shares registered in their name into Series R Preferred Shares of the Corporation on the basis of one (1) Series R Preferred Share for each Series Q Preferred Share. The Corporation shall give notice in writing to the then holders of the Series Q Preferred Shares of the Selected Percentage Rate (as defined in section 3.10.1.1 of the articles of the Corporation relating to the Series R Preferred Shares) determined by the Board of Directors to be applicable for the next succeeding Fixed Dividend Rate Period (as defined in section 3.10.1.1 of the articles of the Corporation relating to the Series R Preferred Shares) and of the conversion right provided for herein; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of the Series Q Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.

            If the Corporation gives notice as provided in section 3.9.3 to the holders of the Series Q Preferred Shares of the redemption of all the Series Q Preferred Shares, the Corporation shall not be required to give notice as provided in this section 3.9.4.1 to the holders of the Series Q Preferred Shares of a Selected Percentage Rate (as defined in section 3.10.1.1 of the articles of the Corporation relating to the Series R Preferred Shares) for the Series R Preferred Shares or of the conversion right and the right of any holder of Series Q Preferred Shares to convert such Series Q Preferred Shares as herein provided shall cease and terminate in that event.

            Holders of Series Q Preferred Shares shall not be entitled to convert their shares into Series R Preferred Shares if, following the close of business on the 14th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series R Preferred Shares, after taking into account all Series Q Preferred Shares tendered for conversion into Series R Preferred Shares and all Series R Preferred Shares tendered for conversion into Series Q Preferred Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 3.9.4.1, to all affected holders of Series Q Preferred Shares at least seven (7) days prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series Q Preferred Shares, who have surrendered for conversion any certificate or certificates representing Series Q Preferred Shares, new certificates representing the Series Q Preferred Shares represented by any certificate or certificates surrendered as aforesaid.

3.9.4.2      Automatic Conversion

            If following the close of business on the 14th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series Q Preferred Shares after taking into account all Series Q Preferred Shares tendered for conversion into Series R Preferred Shares and all Series R Preferred Shares tendered for conversion into Series Q Preferred Shares, then, all, but not part, of the remaining outstanding Series Q Preferred Shares shall automatically be converted into Series R Preferred Shares on the basis of one (1) Series R Preferred Share for each Series Q Preferred Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 3.9.4.1, to the holders of such remaining Series Q Preferred Shares at least seven (7) days prior to the Conversion Date.

3.9.4.3      Manner of Exercise of Conversion Privilege

            The conversion of Series Q Preferred Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 14th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series Q Preferred Shares are transferable accompanied by: i) payment or evidence of payment of the tax (if any) payable as provided in this section 3.9.4.3; and ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series Q Preferred Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series Q Preferred Shares represented by such certificate or certificates which have not been converted.

            In the event the Corporation is required to convert all remaining outstanding Series Q Preferred Shares into Series R Preferred Shares on the applicable Conversion Date as provided for in section 3.9.4.2, the Series Q Preferred Shares, in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series R Preferred Shares and the holders thereof shall be deemed to be holders of Series R Preferred Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series Q Preferred Shares were transferable of the certificate or certificates representing Series Q Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series R Preferred Shares in the manner and subject to the terms and provisions as provided in this section 3.9.4.3.

            As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series Q Preferred Shares so surrendered, a certificate or certificates issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series R Preferred Shares and the number of remaining Series Q Preferred Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series Q Preferred Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series R Preferred Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series R Preferred Shares at such time.

            The holder of any Series Q Preferred Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Series R Preferred Shares after such record date and on or before the date of the payment of such dividend.

            The issuance of certificates for the Series R Preferred Shares upon the conversion of Series Q Preferred Shares shall be made without charge to the converting holders of Series Q Preferred Shares for any fee or tax in respect of the issuance of such certificates or the Series R Preferred Shares represented thereby; provided, however that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series R Preferred Shares are issued in respect of the issuance of such Series R Preferred Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in the name or names other than that of the holder of the Series Q Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

3.9.4.4     Status of Converted Series Q Preferred Shares

            All Series Q Preferred Shares converted into Series R Preferred Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.

3.9.5     Restrictions on Dividends and Retirement of Shares

            Without the approval of the holders of outstanding Series Q Preferred Shares:

(a)       the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series Q Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series Q Preferred Shares;

(b)       the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series Q Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series Q Preferred Shares);

(c)       the Corporation shall not purchase or otherwise retire less than all of the Series Q Preferred Shares then outstanding; or

(d)       the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series Q Preferred Shares provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series Q Preferred Shares;

unless, in each such case, all cumulative dividends on outstanding Series Q Preferred Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

            Any approval of the holders of Series Q Preferred Shares required to be given pursuant to this section 3.9.5 may be given in accordance with the second paragraph of section 3.9.7 and section 3.9.10. Notwithstanding the provisions of section 3.9.10 hereof, any approval required to be given pursuant to this section 3.9.5 shall be required to be given only by the affirmative vote of the holders of the majority of the Series Q Preferred Shares present or represented at a meeting, or adjourned meeting, of the holders of Series Q Preferred Shares duly called for the purpose and at which a quorum is present.

3.9.6     Purchase for Cancellation

            The Corporation may at any time purchase for cancellation the whole or any part of the Series Q Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable plus in each case all accrued and unpaid dividends and costs of purchase.

3.9.7     Voting Rights

            If the Corporation fails to pay eight (8) dividends on the Series Q Preferred Shares, whether or not consecutive, the holders of the Series Q Preferred Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting to one (1) vote for each Series Q Preferred Share held, until all such arrears of dividends on the Series Q Preferred Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this section 3.9.7.

            In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series Q Preferred Shares voting as a series or as part of a class, each Series Q Preferred Share shall entitle the holder thereof to one (1) vote for such purpose.

3.9.8     Issue of Additional Preferred Shares

            The Corporation may issue additional series of First Preferred Shares ranking on a parity with the Series Q Preferred Shares without the authorization of the holders of the Series Q Preferred Shares.

3.9.9     Modifications

            The provisions attaching to the Series Q Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with section 3.9.10.

            None of the series provisions of the articles of the Corporation relating to the Series Q Preferred Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series R Preferred Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

3.9.10     Approval of Holders of Series Q Preferred Shares

            Any approval given by the holders of the Series Q Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series Q Preferred Shares as provided in the provisions attaching to the First Preferred Shares as a class, which provisions shall apply mutatis mutandis.

3.9.11     Tax Election

            The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series Q Preferred Shares will be required to pay tax on dividends received on the Series Q Preferred Shares under section

187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.

3.9.12     Mail Service Interruption

            If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series Q Preferred Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)       give such notice by telex, telecopier or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montréal and Toronto and such notice shall be deemed to have been given on the date on which such telex, telecopier or telegraph communication was given or on the date on which the first publication has taken place; and

(b)       fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montréal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation.

3.9.13     Notice of Annual Dividend Rate Applicable to the Series R Preferred Shares

            Within three (3) business days of the determination of the Annual Dividend Rate (as defined in section 3.10.1.1 of the articles of the Corporation relating to the Series R Preferred Shares) the Corporation shall give notice thereof to the holders of the Series Q Preferred Shares by publication once in the national edition of the Globe and Mail in the English language and once in the City of Montréal in both the French and English languages in a daily newspaper of general circulation in Montréal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

3.9.14     Definitions

            In the provisions herein contained attaching to the Series Q Preferred Shares:

(a)       “accrued and unpaid dividends” means: i) during the Fixed Rate Period, the aggregate of (A) all unpaid dividends on the Series Q Preferred Shares for any Dividend Period and (B) the amount calculated as though dividends on each Series Q Preferred Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable to but excluding the date to which the computation of accrued dividends is to be made; and ii) during the Floating Rate Period, the aggregate of (A) all unpaid dividends on the Series Q Preferred Shares for any Dividend Period and (B) the amount calculated as though dividends on each Series Q Preferred Share had been accruing on a day-to-day basis from and including the first day of the Month immediately following the Month with respect to which the dividend was or will be, as the case may be, payable to but excluding the date to which the computation of accrued dividends is to be made; and

(b)       “in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

3.9.15     Interpretation

            In the event that any date on which any dividend on the Series Q Preferred Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series Q Preferred Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.

3.10     Series R Preferred Shares

            The Series R Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

3.10.1     Dividend

3.10.1.1     Definitions

            For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a)       “Annual Dividend Rate” means for any Fixed Dividend Rate Period the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) which is equal to the Government of Canada Yield multiplied by the Selected Percentage Rate for such Fixed Dividend Rate Period;

(b)       “Dividend Payment Date” means the first day of each of March, June, September and December in each year;

(c)       “Fixed Dividend Rate Period” means for the initial Fixed Dividend Rate Period, the period commencing on December 1, 2000 and ending on and including November 30, 2005, and for each succeeding Fixed Dividend Rate Period, the period commencing on the day immediately following the end of the immediately preceding Fixed Dividend Rate Period and ending on and including November 30 in the fifth year immediately thereafter;

(d)       “Government of Canada Yield” on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the Board of Directors, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years; and

(e)       “Selected Percentage Rate” for each Fixed Dividend Rate Period means the rate of interest, expressed as a percentage of the Government of Canada Yield, determined by the Board of Directors as set forth in the notice to the holders of the Series R Preferred Shares given in accordance with the provisions of section 3.10.4.1, which rate of interest shall be not less than 80% of the Government of Canada Yield.

3.10.1.2     General

            The holders of the Series R Preferred Shares shall be entitled to receive fixed, cumulative, preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, in the amount per share per annum determined by multiplying the Annual Dividend Rate by $25.00, payable quarterly in respect of each 12 month period on the first day of March, June, September and December by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers.

            Dividends declared on the Series R Preferred Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series R Preferred Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series R Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the

Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series R Preferred Shares at his address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.

3.10.1.3     Calculation of Annual Dividend Rate

            The Corporation shall calculate on the 21st day prior to the first day of each Fixed Dividend Rate Period the annual Dividend Rate for each Fixed Dividend Rate Period based upon the Selected Percentage Rate and the Government of Canada Yield in effect at 10:00 A.M. (Montréal time) on the said 21st day prior to the first day of each Fixed Dividend Rate Period and give notice thereof: (i) within one (1) business day to all stock exchanges in Canada on which the Series R Preferred Shares are listed for trading or if the Series R Preferred Shares are not listed on a stock exchange in Canada, to the Investment Dealers Association of Canada; and (ii) within three (3) business days to, except in relation to the initial Fixed Dividend Rate Period, the holders of the Series R Preferred Shares by publication once in the national edition of the Globe and Mail in the English language and once in the City of Montréal in both the French and English languages in a daily newspaper of general circulation in Montréal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

3.10.2     Rights on Liquidation

            In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holder of the Series R Preferred Shares shall be entitled to receive $25.00 per Series R Preferred Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series R Preferred Shares. Upon payment of such amounts, the holders of the Series R Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

3.10.3     Redemption at the Option of the Corporation

            The Corporation may not redeem any of the Series R Preferred Shares prior to December 1, 2005. Subject to applicable law and section 3.10.5 hereof, upon giving notice as hereinafter provided, the Corporation may, on December 1, 2005 or on December 1 in every fifth year thereafter, redeem at any time all, but not less than all, the outstanding Series R Preferred Shares on payment of $25.00 for each such share to be redeemed together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

            The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series R Preferred Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of Series R Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series R Preferred Shares to be redeemed. Such notice shall set out the number of such Series R Preferred Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series R Preferred Shares to be redeemed the redemption price on presentation and surrender at any place within Canada designated by such notice, of the certificate or certificates for such Series R Preferred Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; from and after the date specified in any such notice, the Series R Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series R Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

3.10.4     Conversion of Series R Preferred Shares

3.10.4.1     Conversion at the Option of the Holder

            Holders of Series R Preferred Shares shall have the right, at their option, on December 1, 2005 and on December 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and provisions hereof, all or any Series R Preferred Shares registered in their name into Series Q Preferred Shares of the Corporation on the basis of one (1) Series Q Preferred Share for each Series R Preferred Share. The Corporation shall give notice in writing to the then holders of the Series R Preferred Shares of the Selected Percentage Rate determined by the Board of Directors to be applicable for the next succeeding Fixed Dividend Rate Period and of the conversion right provided for herein; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of the Series R Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.

            If the Corporation gives notice as provided in section 3.10.3 to the holders of the Series R Preferred Shares of the redemption of all the Series R Preferred Shares, the Corporation shall not be required to give notice as provided in this section 3.10.4.1 to the holders of the Series R Preferred Shares of a Selected Percentage Rate or of the conversion right and the right of any holder of Series R Preferred Shares to convert such Series R Preferred Shares as herein provided shall cease and terminate in that event.

            Holders of Series R Preferred Shares shall not be entitled to convert their shares into Series Q Preferred Shares if, following the close of business on the 14th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series Q Preferred Shares after taking into account all Series R Preferred Shares tendered for conversion into Series Q Preferred Shares and all Series Q Preferred Shares tendered for conversion into Series R Preferred Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 3.10.4.1, to all affected holders of Series R Preferred Shares at least seven (7) days prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series R Preferred Shares, who have surrendered for conversion any certificate or certificates representing Series R Preferred Shares, new certificates representing the Series R Preferred Shares represented by any certificate or certificates surrendered as aforesaid.

3.10.4.2     Automatic Conversion

            If following the close of business on the 14th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series R Preferred Shares after taking into account all Series R Preferred Shares tendered for conversion into Series Q Preferred Shares and all Series Q Preferred Shares tendered for conversion into Series R Preferred Shares, then, all, but not part, of the remaining outstanding Series R Preferred Shares shall automatically be converted into Series Q Preferred Shares on the basis of one (1) Series Q Preferred Share for each Series R Preferred Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 3.10.4.1, to the holders of such remaining Series R Preferred Shares at least seven (7) days prior to the Conversion Date.

3.10.4.3     Manner of Exercise of Conversion Privilege

            The conversion of Series R Preferred Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 14th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series R Preferred Shares are transferable accompanied by: (1) payment or evidence of payment of the tax (if any) payable as provided in this section 3.10.4.3; and (2) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series R Preferred Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series R Preferred Shares represented by such certificate or certificates which have not been converted.

            In the event the Corporation is required to convert all remaining outstanding Series R Preferred Shares into Series Q Preferred Shares on the applicable Conversion Date as provided for in section 3.10.4.2, the Series R Preferred Shares in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series Q Preferred Shares and the holders thereof shall be deemed to be holders of Series Q Preferred Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series R Preferred Shares were transferable of the certificate or certificates representing Series R Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series Q Preferred Shares in the manner and subject to the terms and provisions as provided in this section 3.10.4.3.

            As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series R Preferred Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series Q Preferred Shares and the number of remaining Series R Preferred Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series R Preferred Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series Q Preferred Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series Q Preferred Shares at such time.

            The holder of any Series R Preferred Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Series Q Preferred Shares after such record date and on or before the date of the payment of such dividend.

            The issuance of certificates for the Series Q Preferred Shares upon the conversion of Series R Preferred Shares shall be made without charge to the converting holders of Series R Preferred Shares for any fee or tax in respect of the issuance of such certificates or the Series Q Preferred Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series Q Preferred Shares are issued in respect of the issuance of such Series Q Preferred Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in the name or names other than that of the holder of the Series R Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

3.10.4.4     Status of Converted Series R Preferred Shares

            All Series R Preferred Shares converted into Series Q Preferred Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.

3.10.5     Restrictions on Dividends and Retirement of Shares

            Without the approval of the holders of outstanding Series R Preferred Shares:

(a)       the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series R Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series R Preferred Shares;

(b)       the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series R Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series R Preferred Shares);

(c)       the Corporation shall not purchase or otherwise retire less than all of the Series R Preferred Shares then outstanding; or

(d)       the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series R Preferred Shares provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series R Preferred Shares;

unless, in each such case, all cumulative dividends on outstanding Series R Preferred Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

            Any approval of the holders of the Series R Preferred Shares required to be given pursuant to this section 3.10.5 may be given in accordance with the second paragraph of section 3.10.7 and section 3.10.10. Notwithstanding the provisions of section 3.10.10 hereof, any approval required to be given pursuant to this section 3.10.5 shall be required to be given only by the affirmative vote of the holders of the majority of the Series R Preferred Shares present or represented at a meeting or adjourned meeting, of the holders of Series R Preferred Shares duly called for the purpose and at which a quorum is present.

3.10.6     Purchase for Cancellation

            The Corporation may at any time purchase for cancellation the whole or any part of the Series R Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable plus in each case all accrued and unpaid dividends and costs of purchase.

3.10.7     Voting Rights

            If the Corporation fails to pay eight (8) dividends on the Series R Preferred Shares, whether or not consecutive, the holders of the Series R Preferred Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one (1) vote for each Series R Preferred Shares held, until all such arrears of dividends on the Series R Preferred Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this section 3.10.7.

            In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series R Preferred Shares voting as a series or as part of a class, each Series R Preferred Share shall entitle the holder thereof to one (1) vote for such purpose.

3.10.8     Issue of Additional Preferred Shares

            The Corporation may issue additional series of First Preferred Shares ranking on a parity with the Series R Preferred Shares without the authorization of the holders of the Series R Preferred Shares.

3.10.9     Modifications

            The provisions attaching to the Series R Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with section 3.10.10.

            None of the series provisions of the articles of the Corporation relating to the Series R Preferred Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series Q Preferred Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

3.10.10     Approval of Holders of Series R Preferred Shares

            Any approval given by the holders of the Series R Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series R Preferred Shares as provided in the provisions attaching to the First Preferred Shares as a class, which provisions shall apply mutatis mutandis.

3.10.11     Tax Election

            The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series R Preferred Shares will be required to pay tax on dividends received on the Series R Preferred Shares under section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.

3.10.12     Mail Service Interruption

            If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series R Preferred Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)       give such notice by telex, telecopier or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montréal and Toronto and such notice shall be deemed to have been given on the date on which such telex, telecopier or telegraph communication was given or on the date on which the first publication has taken place; and

(b)       fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montréal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation.

3.10.13     Definitions

            In the provisions herein contained attaching to the Series R Preferred Shares :

(a)       “accrued and unpaid dividends” means the aggregate of : (i) all unpaid dividends on the Series R Preferred Shares for any quarterly period; and (ii) the amount calculated as though dividends on each Series R

Preferred Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable to but excluding the date to which the computation of accrued dividends is to be made; and

(b)       “in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

3.10.14     Interpretation
            In the event that any date on which any dividend on the Series R Preferred Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series R Preferred Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s office in Canada.

3.11     Series S Preferred Shares

     The Series S Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

3.11.1     Dividend

3.11.1.1     Definitions

            For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a)       “Adjustment Factor” for any Month means the percentage per annum, positive or negative, based on the Calculated Trading Price of the Series S Preferred Shares for the preceding Month, determined in accordance with the following table:

The Adjustment Factor as a
If Calculated Trading Price is:	Percentage of Prime Shall Be

$25.50 or more	-4.00%
$25.375 and less than $25.50	-3.00%
$25.25 and less than $25.375	-2.00%
$25.125 and less than $25.25	-1.00%
Greater than $24.875 and less than $25.125	nil
Greater than $24.75 to $24.875	1.00%
Greater than $24.625 to $24.75	2.00%
Greater than $24.50 to $24.625	3.00%
$24.50 or less	4.00%

     The maximum Adjustment Factor for any Month will be ±4.00%.

            If in any Month there is no trade on the Exchange of Series S Preferred Shares of a board lot or more, the Adjustment Factor for the following Month shall be nil;

(b)       “Annual Dividend Rate” means the Annual Fixed Dividend Rate or the Annual Floating Dividend Rate, whichever is provided by this section 3.11.1 to be applicable at the relevant time;

(c)       “Annual Fixed Dividend Rate” means 5.28% per annum;

(d)       "Annual Floating Dividend Rate" means for any Month the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) which is equal to Prime multiplied by the Designated Percentage for such Month;

(e)       “Banks” means any two of Royal Bank of Canada, Bank of Montreal, The Bank of Nova Scotia, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce and any successor of any of them as may be designated from time to time by the Board of Directors by notice given to the transfer agent for the Series S Preferred Shares, such notice to take effect on, and to be given at least two (2) business days prior to, the commencement of a particular Dividend Period and, until such notice is first given, means Royal Bank of Canada and The Toronto-Dominion Bank;

(f)       “Calculated Trading Price” for any Month means:

(i)	the aggregate of the Daily Adjusted Trading Value for all Trading Days in such Month;

    divided by

(ii)	the aggregate of the Daily Trading Volume for all Trading Days in such Month;

(g)       “Daily Accrued Dividend Deduction” for any Trading Day means:

(i)

the product obtained by multiplying the dividend accrued on a Series S Preferred Share in respect of the Month in which the Trading Day falls by the number of days elapsed from but excluding the day prior to the Ex-Dividend Date immediately preceding such Trading Day to and including such Trading Day (or if such Trading Day is an Ex-Dividend Date, by one (1) day);

    divided by

(ii)	the number of days from and including such Ex-Dividend Date to but excluding the following Ex-Dividend Date;

(h)       “Daily Adjusted Trading Value” for any Trading Day means:

(i)

the aggregate dollar value of all transactions of Series S Preferred Shares on the Exchange (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day;

   less

(ii)	the Daily Trading Volume for such Trading Day multiplied by the Daily Accrued Dividend Deduction for such Trading Day;

(i)       “Daily Trading Volume” for any Trading Day means the aggregate number of Series S Preferred Shares traded in all transactions (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day on the Exchange;

(j)       “Deemed Record Date” means the last Trading Day of a Month with respect to which no dividend is declared by the Board of Directors;

(k)       “Designated Percentage” for the Month of November, 2001 means eighty percent (80%) and for each Month thereafter means the Adjustment Factor for such Month plus the Designated Percentage for the preceding Month, provided that the Annual Floating Dividend Rate for any Month shall in no event be less than 50% of Prime for such Month or more than 100% of Prime for such Month;

(l)        “Dividend Payment Date” means:

(i)	during the Fixed Rate Period, the first day of each of February, May, August and

November in each year; and

(ii)	during the Floating Rate Period, the 12th day of each Month commencing with the Month of December, 2001;

   and the first Dividend Payment Date shall be February 1, 1997;

(m)       “Dividend Period” means:

(i)	during the Fixed Rate Period, the period from and including a Dividend Payment Date to but not including the next succeeding Dividend Payment Date; and

(ii)	during the Floating Rate Period, a Month;

(n)       “Ex-Dividend Date” means:

(i)

the Trading Day which, under the rules or normal practices of the Exchange, is designated or recognized as the ex-dividend date relative to any dividend record date for the Series S Preferred Shares; or

(ii)

if the Board of Directors fails to declare a dividend in respect of a Month, the Trading Day which, under the rules or normal practices of the Exchange, would be recognized as the Ex-Dividend Date relative to any Deemed Record Date for the Series S Preferred Shares;

(o)       “Exchange” means The Montreal Exchange or The Toronto Stock Exchange or such other exchange or trading market in Canada as may be determined from time to time by the Corporation as being the principal trading market for the Series S Preferred Shares;

(p)       “Fixed Rate Period” means the period commencing with the date of issue of the Series S Preferred Shares and ending on and including October 31, 2001;

(q)       “Floating Rate Period” means the period commencing immediately after the end of the Fixed Rate Period and continuing for so long as any of the Series S Preferred Shares shall be outstanding;

(r)       “Month” means a calendar month;

(s)       “Prime” for a Month means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the Prime Rate in effect on each day of such Month;

(t)       “Prime Rate” for any day means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada. If one of the Banks does not have such an interest rate in effect on a day, the Prime Rate for such day shall be such interest rate in effect for that day of the other Bank; if both Banks do not have such an interest rate in effect on a day, the Prime Rate for that day shall be equal to one and a half percent (1.5%) per annum plus the average yield expressed as a percentage per annum on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect on a day and the Bank of Canada does not report such average yield per annum, the Prime Rate for that day shall be equal to the Prime Rate for the next preceding day. The Prime Rate and Prime shall be determined from time to time by an officer of the Corporation from quotations supplied by the Banks or otherwise publicly available. Such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series S Preferred Shares;

(u)       “Trading Day” means, if the Exchange is a stock exchange in Canada, a day on which the Exchange is open for trading or, in any other case, a business day.

3.11.1.2     General

            The holders of the Series S Preferred Shares shall be entitled to receive cumulative preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, at the rates and times herein provided. Dividends on the Series S Preferred Shares shall accrue on a daily basis from and including the date of issue thereof, and shall be payable quarterly during the Fixed Rate Period and monthly during the Floating Rate Period. Payment of the dividend on the Series S Preferred Shares payable on any Dividend Payment Date (less any tax required to be deducted) shall be made by cheque at par in lawful money of Canada payable at any branch in Canada of the Corporation’s bankers.

            Dividends declared on the Series S Preferred Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series S Preferred Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series S Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series S Preferred Shares at his address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.

3.11.1.3     Fixed Rate Period

            During the Fixed Rate Period, the dividends in respect of the Series S Preferred Shares shall be payable quarterly at the Annual Fixed Dividend Rate. Accordingly, on each Dividend Payment Date during the Fixed Rate Period, other than February 1, 1997, but including November 1, 2001, the dividend payable shall be $0.33 per Series S Preferred Share. The amount of the first quarterly dividend payable on each Series S Preferred Share on February 1, 1997, shall be $0.3725 per share.

3.11.1.4     Floating Rate Period

            During the Floating Rate Period, the dividends in respect of the Series S Preferred Shares shall be payable monthly at the Annual Floating Dividend Rate as calculated from time to time. Accordingly, on each Dividend Payment Date during the Floating Rate Period, the dividend payable on the Series S Preferred Shares shall be that amount (rounded to the nearest one-thousandth (1/1000) of one cent) obtained by multiplying $25.00 by the Annual Floating Dividend Rate applicable to the Month preceding such Dividend Payment Date and by dividing the product by twelve. The record date for the purpose of determining holders of Series S Preferred Shares entitled to receive dividends on each Dividend Payment Date during the Floating Rate Period shall be the last Trading Day of the next preceding Month. In the event of the redemption or purchase of the Series S Preferred Shares during the Floating Rate Period or the distribution of the assets of the Corporation during the Floating Rate Period as contemplated by section 3.11.2 hereof, the amount of the dividend which has accrued during the Month in which such redemption, purchase or distribution occurs shall be the amount (rounded to the nearest one-thousandth (1/1000) of one cent) calculated by multiplying:

(i)	the amount obtained by multiplying $25.00 by one-twelfth (1/12) of the Annual Floating Dividend Rate applicable to the preceding Month; by

(ii)

a fraction of which the numerator is the number of days elapsed in the Month in which such redemption, purchase or distribution occurs up to but not including the date of such event and the denominator of which is the number of days in that Month.

3.11.1.5     Calculation of Designated Percentage

            The Corporation shall as promptly as practicable calculate the Designated Percentage for each Month and give notice thereof to all stock exchanges in Canada on which the Series S Preferred Shares are listed for trading or if the Series S Preferred Shares are not listed on a stock exchange in Canada to the Investment Dealers Association of Canada.

3.11.2     Rights on Liquidation

            In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series S Preferred Shares shall be entitled to receive $25.00 per Series S Preferred Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series S Preferred Shares. Upon payment of such amounts, the holders of the Series S Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

3.11.3     Redemption at the Option of the Corporation

            The Corporation may not redeem any of the Series S Preferred Shares prior to November 1, 2001. Subject to applicable law and section 3.11.5 hereof, upon giving notice as hereinafter provided, the Corporation may: i) on November 1, 2001 redeem all, but not less than all, of the outstanding Series S Preferred Shares, on payment of $25.00 for each such share to be redeemed; and ii) subsequent to November 1, 2001 redeem at any time all, but not less than all, of the outstanding Series S Preferred Shares, on payment of $25.50 for each such share to be redeemed, in each case, together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

            The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series S Preferred Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of Series S Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series S Preferred Shares to be redeemed. Such notice shall set out the number of such Series S Preferred Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series S Preferred Shares to be redeemed the redemption price on presentation and surrender at any place or places within Canada designated by such notice, of the certificate or certificates for such Series S Preferred Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; from and after the date specified in any such notice, the Series S Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series S Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

3.11.4     Conversion of Series S Preferred Shares

3.11.4.1     Conversion at the Option of the Holder

            Holders of Series S Preferred Shares shall have the right, at their option, on November 1, 2001 and on November 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and conditions hereof, all or any Series S Preferred Shares registered in their name into Series T Preferred Shares of the Corporation on the basis of one (1) Series T Preferred Share for each Series S Preferred Share. The Corporation shall give notice in writing to the then holders of the Series S Preferred Shares of the Selected Percentage Rate (as defined in section 3.12.1.1 of the articles of the Corporation relating to the Series T Preferred Shares) determined by the Board of Directors to be applicable for the next succeeding Fixed Dividend Rate Period (as defined in section 3.12.1.1 of the articles of the Corporation relating to the Series T Preferred Shares) and of the conversion right provided for herein; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of the Series S Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.

            If the Corporation gives notice as provided in section 3.11.3 to the holders of the Series S Preferred Shares of the redemption of all the Series S Preferred Shares, the Corporation shall not be required to give notice as provided in this section 3.11.4.1 to the holders of the Series S Preferred Shares of a Selected Percentage Rate (as defined in section 3.12.1.1 of the articles of the Corporation relating to the Series T Preferred Shares) for the Series T Preferred Shares or of the conversion right and the right of any holder of Series S Preferred Shares to convert such Series S Preferred Shares as herein provided shall cease and terminate in that event.

            Holders of Series S Preferred Shares shall not be entitled to convert their shares into Series T Preferred Shares if, following the close of business on the 14th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series T Preferred Shares, after taking into account all Series S Preferred Shares tendered for conversion into Series T Preferred Shares and all Series T Preferred Shares tendered for conversion into Series S Preferred Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 3.11.4.1, to all affected holders of Series S Preferred Shares at least seven (7) days prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series S Preferred Shares, who have surrendered for conversion any certificate or certificates representing Series S Preferred Shares, new certificates representing the Series S Preferred Shares represented by any certificate or certificates surrendered as aforesaid.

3.11.4.2     Automatic Conversion

            If following the close of business on the 14th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series S Preferred Shares after taking into account all Series S Preferred Shares tendered for conversion into Series T Preferred Shares and all Series T Preferred Shares tendered for conversion into Series S Preferred Shares, then, all, but not part, of the remaining outstanding Series S Preferred Shares shall automatically be converted into Series T Preferred Shares on the basis of one (1) Series T Preferred Share for each Series S Preferred Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 3.11.4.1, to the holders of such remaining Series S Preferred Shares at least seven (7) days prior to the Conversion Date.

3.11.4.3     Manner of Exercise of Conversion Privilege

            The conversion of Series S Preferred Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 14th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series S Preferred Shares are transferable accompanied by: i) payment or evidence of payment of the tax (if any) payable as provided in this section 3.11.4.3; and ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series S Preferred Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series S Preferred Shares represented by such certificate or certificates which have not been converted.

            In the event the Corporation is required to convert all remaining outstanding Series S Preferred Shares into Series T Preferred Shares on the applicable Conversion Date as provided for in section 3.11.4.2, the Series S Preferred Shares, in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series T Preferred Shares and the holders thereof shall be deemed to be holders of Series T Preferred Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series S Preferred Shares were transferable of the certificate or certificates representing Series S Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series T Preferred Shares in the manner and subject to the terms and provisions as provided in this section 3.11.4.3.

            As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series S Preferred Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series T Preferred Shares and the number of remaining Series S Preferred Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series S Preferred Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series T Preferred Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series T Preferred Shares at such time.

            The holder of any Series S Preferred Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into a Series T Preferred Share after such record date and on or before the date of the payment of such dividend.

            The issuance of certificates for the Series T Preferred Shares upon the conversion of Series S Preferred Shares shall be made without charge to the converting holders of Series S Preferred Shares for any fee or tax in respect of the issuance of such certificates or the Series T Preferred Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series T Preferred Shares are issued in respect of the issuance of such Series T Preferred Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series S Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

3.11.4.4     Status of Converted Series S Preferred Shares

            All Series S Preferred Shares converted into Series T Preferred Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.

3.11.5     Restrictions on Dividends and Retirement of Shares

            Without the approval of the holders of outstanding Series S Preferred Shares:

(a)       the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series S Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series S Preferred Shares;

(b)       the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series S Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series S Preferred Shares);

(c)       the Corporation shall not purchase or otherwise retire less than all of the Series S Preferred Shares then outstanding; or

(d)       the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series S Preferred Shares provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series S Preferred Shares;

unless, in each such case, all cumulative dividends on outstanding Series S Preferred Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

            Any approval of the holders of Series S Preferred Shares required to be given pursuant to this section 3.11.5 may be given in accordance with the second paragraph of section 3.11.7 and section 3.11.10. Notwithstanding the provisions of section 3.11.10 hereof, any approval required to be given pursuant to this section 3.11.5 shall be required to be given only by the affirmative vote of the holders of the majority of the Series S Preferred Shares present or represented at a meeting, or adjourned meeting, of the holders of Series S Preferred Shares duly called for the purpose and at which a quorum is present.

3.11.6     Purchase for Cancellation

            The Corporation may at any time purchase for cancellation the whole or any part of the Series S Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.

3.11.7     Voting Rights

            If the Corporation fails to pay eight (8) dividends on the Series S Preferred Shares, whether or not consecutive, the holders of the Series S Preferred Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one (1) vote for each Series S Preferred Share held, until all such arrears of dividends on the Series S Preferred Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this section 3.11.7.

            In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series S Preferred Shares voting as a series or as part of a class, each Series S Preferred Share shall entitle the holder thereof to one (1) vote for such purpose.

3.11.8     Issue of Additional Preferred Shares

            The Corporation may issue additional series of First Preferred Shares ranking on a parity with the Series S Preferred Shares without the authorization of the holders of the Series S Preferred Shares.

3.11.9     Modifications

            The provisions attaching to the Series S Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with section 3.11.10.

            None of the series provisions of the articles of the Corporation relating to the Series S Preferred Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series T Preferred Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

3.11.10     Approval of Holders of Series S Preferred Shares

            Any approval given by the holders of the Series S Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series S Preferred Shares as provided in the provisions attaching to the First Preferred Shares as a class, which provisions shall apply mutatis mutandis.

3.11.11     Tax Election

            The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series S Preferred Shares will be required to pay tax on dividends received on the Series S Preferred Shares under section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.

3.11.12     Mail Service Interruption

            If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series S Preferred Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)       give such notice by telex, telecopier or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montréal and Toronto and such notice shall be deemed to have been given on the date on which such telex, telecopier or telegraph communication was given or on the date on which the first publication has taken place; and

(b)       fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montréal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the event of the address of any such holder not appearing on the securities register of the Corporation, then at the last address of such holder known to the Corporation.

3.11.13     Notice of Annual Dividend Rate Applicable to the Series T Preferred Shares

            Within three (3) business days of the determination of the Annual Dividend Rate (as defined in section 3.12.1.1 of the articles of the Corporation relating to the Series T Preferred Shares) the Corporation shall give notice thereof to the holders of the Series S Preferred Shares by publication once in the national edition of the Globe and Mail in the English language and once in the City of Montréal in both the French and English languages in a daily newspaper of general circulation in Montréal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

3.11.14     Definitions

            In the provisions herein contained attaching to the Series S Preferred Shares:

(a)       “accrued and unpaid dividends” means: i) during the Fixed Rate Period, the aggregate of (A) all unpaid dividends on the Series S Preferred Shares for any Dividend Period and (B) the amount calculated as though dividends on each Series S Preferred Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable to but excluding the date to which the computation of accrued dividends is to be made; and ii) during the Floating Rate Period, the aggregate of (A) all unpaid dividends on the Series S Preferred Shares for any Dividend Period and (B) the amount calculated as though dividends on each Series S Preferred Share had been accruing on a day-to-day basis from and including the first day of the Month immediately following the Dividend Period with respect to which the last monthly dividend will be or was, as the case may be, payable to but excluding the date to which the computation of accrued dividends is to be made; and

(b)       “in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

3.11.15     Interpretation

            In the event that any date on which any dividend on the Series S Preferred Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series S Preferred Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.

3.12     Series T Preferred Shares

            The Series T Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

3.12.1     Dividend

3.12.1.1     Definitions

            For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a)       “Annual Dividend Rate” means for any Fixed Dividend Rate Period the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) which is equal to the Government of Canada Yield multiplied by the Selected Percentage Rate for such Fixed Dividend Rate Period;

(b)       “Dividend Payment Date” means the first day of each of February, May, August and November in each year;

(c)       “Fixed Dividend Rate Period” means for the initial Fixed Dividend Rate Period, the period commencing on November 1, 2001 and ending on and including October 31, 2006 and for each succeeding Fixed Dividend Rate Period, the period commencing on the day immediately following the end of the immediately preceding Fixed Dividend Rate Period and ending on and including October 31 in the fifth year immediately thereafter;

(d)       “Government of Canada Yield” on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the Board of Directors, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years; and

(e)       “Selected Percentage Rate” for each Fixed Dividend Rate Period means the rate of interest, expressed as a percentage of the Government of Canada Yield, determined by the Board of Directors as set forth in the notice to the holders of the Series T Preferred Shares given in accordance with the provisions of section 3.12.4.1, which rate of interest shall be not less than 80% of the Government of Canada Yield.

2.12.1.2     General

            The holders of the Series T Preferred Shares shall be entitled to receive fixed, cumulative, preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, in the amount per share per annum determined by multiplying the Annual Dividend Rate by $25.00, payable quarterly in respect of each 12 month period on the first day of February, May, August and November by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers.

            Dividends declared on the Series T Preferred Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series T Preferred Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series T Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series T Preferred Shares at his address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.

3.12.1.3     Calculation of Annual Dividend Rate

            The Corporation shall calculate on the 21st day prior to the first day of each Fixed Dividend Rate Period the Annual Dividend Rate for each Fixed Dividend Rate Period based upon the Selected Percentage Rate and the Government of Canada Yield in effect at 10:00 A.M. (Montréal time) on the said 21st day prior to the first day of each Fixed Dividend Rate Period and give notice thereof: (i) within one (1) business day to all stock exchanges in Canada on which the Series T Preferred Shares are listed for trading or if the Series T Preferred Shares are not listed on a stock exchange in Canada, to the Investment Dealers Association of Canada; and (ii) within three (3) business days to, except in relation to the initial Fixed Dividend Rate Period, the holders of the Series T Preferred Shares by publication once in the national edition of the Globe and Mail in the English language and once in the City of Montréal in both the French and English languages in a daily newspaper of general circulation in Montréal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

3.12.2     Rights on Liquidation

            In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series T Preferred Shares shall be entitled to receive $25.00 per Series T Preferred Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series T Preferred Shares. Upon payment of such amounts, the holders of the Series T Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

3.12.3     Redemption at the Option of the Corporation

            The Corporation may not redeem any of the Series T Preferred Shares prior to November 1, 2006. Subject to applicable law and section 3.12.5 hereof, upon giving notice as hereinafter provided, the Corporation may, on November 1, 2006 or on November 1 in every fifth year thereafter, redeem at any time all, but not less than all, the outstanding Series T Preferred Shares on payment of $25.00 for each such share to be redeemed together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

            The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series T Preferred Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of Series T Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series T Preferred Shares to be redeemed. Such notice shall set out the number of such Series T Preferred Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series T Preferred Shares to be redeemed the redemption price on presentation and surrender at any place within Canada designated by such notice, of the certificate or certificates for such Series T Preferred Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; from and after the date specified in any such notice, the Series T Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series T Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

3.12.4     Conversion of Series T Preferred Shares

3.12.4.1     Conversion at the Option of the Holder

            Holders of Series T Preferred Shares shall have the right, at their option, on November 1, 2006 and on November 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and provisions hereof, all or any Series T Preferred Shares registered in their name into Series S Preferred Shares of the Corporation on the basis of one (1) Series S Preferred Share for each Series T Preferred Share. The Corporation shall give notice in writing to the then holders of the Series T Preferred Shares of the Selected Percentage Rate determined by the Board of Directors to be applicable for the next succeeding Fixed Dividend Rate Period and of the conversion right provided for herein; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of the Series T Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.

            If the Corporation gives notice as provided in section 3.12.3 to the holders of the Series T Preferred Shares of the redemption of all the Series T Preferred Shares, the Corporation shall not be required to give notice as provided in this section 3.12.4.1 to the holders of the Series T Preferred Shares of a Selected Percentage Rate or of the conversion right and the right of any holder of Series T Preferred Shares to convert such Series T Preferred Shares as herein provided shall cease and terminate in that event.

            Holders of Series T Preferred Shares shall not be entitled to convert their shares into Series S Preferred Shares if, following the close of business on the 14th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series S

Preferred Shares after taking into account all Series T Preferred Shares tendered for conversion into Series S Preferred Shares and all Series S Preferred Shares tendered for conversion into Series T Preferred Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 3.12.4.1, to all affected holders of Series T Preferred Shares at least seven (7) days prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series T Preferred Shares, who have surrendered for conversion any certificate or certificates representing Series T Preferred Shares, new certificates representing the Series T Preferred Shares represented by any certificate or certificates surrendered as aforesaid.

3.12.4.2     Automatic Conversion

            If following the close of business on the 14th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series T Preferred Shares after taking into account all Series T Preferred Shares tendered for conversion into Series S Preferred Shares and all Series S Preferred Shares tendered for conversion into Series T Preferred Shares, then, all, but not part, of the remaining outstanding Series T Preferred Shares shall automatically be converted into Series S Preferred Shares on the basis of one (1) Series S Preferred Share for each Series T Preferred Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 3.12.4.1, to the holders of such remaining Series T Preferred Shares at least seven (7) days prior to the Conversion Date.

3.12.4.3     Manner of Exercise of Conversion Privilege

            The conversion of Series T Preferred Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 14th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series T Preferred Shares are transferable accompanied by: (1) payment or evidence of payment of the tax (if any) payable as provided in this section 3.12.4.3; and (2) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series T Preferred Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series T Preferred Shares represented by such certificate or certificates which have not been converted.

            In the event the Corporation is required to convert all remaining outstanding Series T Preferred Shares into Series S Preferred Shares on the applicable Conversion Date as provided for in section 3.12.4.2, the Series T Preferred Shares in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series S Preferred Shares and the holders thereof shall be deemed to be holders of Series S Preferred Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series T Preferred Shares were transferable of the certificate or certificates representing Series T Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series S Preferred Shares in the manner and subject to the terms and provisions as provided in this section 3.12.4.3.

            As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series T Preferred Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series S Preferred Shares and the number of remaining Series T Preferred Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series T Preferred Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series S Preferred Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series S Preferred Shares at such time.

            The holder of any Series T Preferred Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into a Series

S Preferred Share after such record date and on or before the date of the payment of such dividend.

            The issuance of certificates for the Series S Preferred Shares upon the conversion of Series T Preferred Shares shall be made without charge to the converting holders of Series T Preferred Shares for any fee or tax in respect of the issuance of such certificates or the Series S Preferred Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series S Preferred Shares are issued in respect of the issuance of such Series S Preferred Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series T Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

3.12.4.4     Status of Converted Series T Preferred Shares

            All Series T Preferred Shares converted into Series S Preferred Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.

3.12.5     Restrictions on Dividends and Retirement of Shares

            Without the approval of the holders of outstanding Series T Preferred Shares:

(a)       the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series T Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series T Preferred Shares;

(b)       the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series T Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series T Preferred Shares);

(c)       the Corporation shall not purchase or otherwise retire less than all of the Series T Preferred Shares then outstanding; or

(d)       the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series T Preferred Shares provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series T Preferred Shares;

unless, in each such case, all cumulative dividends on outstanding Series T Preferred Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

            Any approval of the holders of the Series T Preferred Shares required to be given pursuant to this section 3.12.5 may be given in accordance with the second paragraph of section 3.12.7 and section 3.12.10. Notwithstanding the provisions of section 3.12.10 hereof, any approval required to be given pursuant to this section 3.12.5 shall be required to be given only by the affirmative vote of the holders of the majority of the Series T Preferred Shares present or represented at a meeting or adjourned meeting, of the holders of Series T Preferred Shares duly called for the purpose and at which a quorum is present.

3.12.6     Purchase for Cancellation

            The Corporation may at any time purchase for cancellation the whole or any part of the Series T Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.

3.12.7     Voting Rights

            If the Corporation fails to pay eight (8) dividends on the Series T Preferred Shares, whether or not consecutive, the holders of the Series T Preferred Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one (1) vote for each Series T Preferred Share held, until all such arrears of dividends on the Series T Preferred Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this section 3.12.7.

            In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series T Preferred Shares voting as a series or as part of a class, each Series T Preferred Share shall entitle the holder thereof to one (1) vote for such purpose.

3.12.8     Issue of Additional Preferred Shares

            The Corporation may issue additional series of First Preferred Shares ranking on a parity with the Series T Preferred Shares without the authorization of the holders of the Series T Preferred Shares.

3.12.9     Modifications

            The provisions attaching to the Series T Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with section 3.12.10.

            None of the series provisions of the articles of the Corporation relating to the Series T Preferred Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series S Preferred Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

3.12.10     Approval of Holders of Series T Preferred Shares

            Any approval given by the holders of the Series T Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series T Preferred Shares as provided in the provisions attaching to the First Preferred Shares as a class, which provisions shall apply mutatis mutandis.

3.12.11     Tax Election

            The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series T Preferred Shares will be required to pay tax on dividends received on the Series T Preferred Shares under section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.

3.12.12     Mail Service Interruption

            If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series T Preferred Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)       give such notice by telex, telecopier or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montréal and Toronto and such notice shall be deemed to have been given on the date on which such telex, telecopier or telegraph communication was given or on the date on which the first publication has taken place; and

(b)       fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montréal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the event of the address of any such holder not appearing on the securities register of the Corporation, then at the last address of such holder known to the Corporation.

3.12.13     Definitions

            In the provisions herein contained attaching to the Series T Preferred Shares:

(a)       “accrued and unpaid dividends” means the aggregate of: (i) all unpaid dividends on the Series T Preferred Shares for any quarterly period; and (ii) the amount calculated as though dividends on each Series T Preferred Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable to but excluding the date to which the computation of accrued dividends is to be made; and

(b)       “in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

3.12.14     Interpretation

            In the event that any date on which any dividend on the Series T Preferred Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series T Preferred Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.

3.13     Series U Preferred Shares

            The Series U Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

3.13.1     Dividend

3.13.1.1     Definitions

            For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a)       “Adjustment Factor” for any Month means the percentage per annum, positive or negative, based on the Calculated Trading Price of the Series U Preferred Shares for the preceding Month, determined in accordance with the following table:

The Adjustment Factor as a
If Calculated Trading Price is	Percentage of Prime Shall Be

$25.50 or more	-4.00%
$25.375 and less than $25.50	-3.00%
$25.25 and less than $25.375	-2.00%
$25.125 and less than $25.25	-1.00%
Greater than $24.875 and less than $25.125	nil
Greater than $24.75 to $24.875	1.00%

The Adjustment Factor as a
If Calculated Trading Price is	Percentage of Prime Shall Be

Greater than 24.625 to $24.75	2.00%
Greater than $24.50 to $24.625	3.00%
$24.50 or less	4.00%

The maximum Adjustment Factor for any Month will be ±4.00%.

            If in any Month there is no trade on the Exchange of Series U Preferred Shares of a board lot or more, the Adjustment Factor for the following Month shall be nil;

(b)       “Annual Dividend Rate” means the Annual Fixed Dividend Rate, the Annual Floating Unlisted Dividend Rate or the Annual Floating Listed Dividend Rate, whichever is provided by this section 3.13.1.1 to be applicable at the relevant time;

(c)       “Annual Fixed Dividend Rate” means 5.54% per annum;

(d)       “Annual Floating Unlisted Dividend Rate” for any Month during the Floating Rate Unlisted Period means the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth of one percent (0.001%)) which is equal to the Bankers’ Acceptance Rate for such Month plus 0.40%;

(e)       “Annual Floating Listed Dividend Rate” for any Month during the Floating Rate Listed Period means the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth of one percent (0.001%)) which is equal to Prime multiplied by the Designated Percentage for such Month;

(f)       “Bankers’ Acceptance Rate” for any Month means the rate per annum equal to:

(i)

the simple average (rounded to the nearest one-hundredth of one percent (0.01%)) of the rates per annum quoted by both Dealers where such rates per annum, quoted by such Dealers, are equal to the simple average (rounded to the nearest one-hundredth of one percent (0.01%) of the bid and ask rates of the yields to maturity quoted by each of the Dealers (rounded upward to the nearest one-thousandth of one percent (0.001%)), as at 10:00 a.m., Montréal time, on the Bankers’ Acceptance Determination Date, on 30-day bankers’ acceptances accepted by such of Bank of Montreal, The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, Royal Bank of Canada and The Bank of Nova Scotia (or their respective successors) as are accepting 30-day bankers’ acceptances on such date;

(ii)

in the event one of the Dealers is unable or does not for any reason quote the bid and ask rates per annum referred to in section 3.13.1.1(f)(i) above as at 10:00 a.m., Montréal time on the Bankers’ Acceptance Determination Date, such rate shall be the simple average rounded to the nearest one-hundredth of one percent (0.01%) of the bid and ask rates per annum on such date quoted by the other; or

(iii)

in the event that both Dealers are unable to or do not for any reason quote rates, as at 10:00 a.m., Montréal time, on the Bankers’ Acceptance Determination Date (including without limitation, where none of Bank of Montreal, The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, Royal Bank of Canada or The Bank of Nova Scotia is accepting 30-day bankers’ acceptances on such Bankers’ Acceptance Determination Date) for the purpose of determining the Bankers’ Acceptance Rate in accordance with (i) or (ii) above, such rate shall be 0.2% plus the simple average (rounded to the nearest one-hundredth of one percent (0.01%)) of each rate per annum which is equal to the simple average (rounded to the nearest one-hundredth of one percent (0.01%)) of the bid and ask rates of the yields to maturity quoted by each of the Dealers (rounded upward to the nearest one-thousandth of one percent (0.001%)) as of 10:00 a.m., Montréal time on such Bankers’ Acceptance Determination Date, on Government of Canada Treasury Bills

maturing as nearly as possible 30 days from such Bankers’ Acceptance Determination Date;

(g)       “Bankers’ Acceptance Determination Date” for any Month means the last business day immediately preceding such Month;

(h)       “Banks” means any two of Royal Bank of Canada, Bank of Montreal, The Bank of Nova Scotia, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce and any successor of any of them as may be designated from time to time by the Board of Directors by notice given to the transfer agent for the Series U Preferred Shares, such notice to take effect on, and to be given at least two (2) business days prior to, the commencement of a particular Dividend Period and, until such notice is first given, means Royal Bank of Canada and The Toronto-Dominion Bank;

(i)       “Calculated Trading Price” for any Month means:

(i)	the aggregate of the Daily Adjusted Trading Value for all Trading Days in such Month;

   divided by

(ii)	the aggregate of the Daily Trading Volume for all Trading Days in such Month;

(j)        “Daily Accrued Dividend Deduction” for any Trading Day means:

(i)

the product obtained by multiplying the dividend accrued on a Series U Preferred Share in respect of the Month in which the Trading Day falls by the number of days elapsed from but excluding the day prior to the Ex-Dividend Date immediately preceding such Trading Day to and including such Trading Day (or if such Trading Day is an Ex-Dividend Date, by one (1) day);

   divided by

(ii)	the number of days from and including such Ex-Dividend Date to but excluding the following Ex-Dividend Date;

(k)       “Daily Adjusted Trading Value” for any Trading Day means:

(i)

the aggregate dollar value of all transactions of Series U Preferred Shares on the Exchange (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day;

   less

(ii)	the Daily Trading Volume for such Trading Day multiplied by the Daily Accrued Dividend Deduction for such Trading Day;

(l)       “Daily Trading Volume” for any Trading Day means the aggregate number of Series U Preferred Shares traded in all transactions (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day on the Exchange;

(m)     “Dealers” for any Bankers’ Acceptance Rate means RBC Dominion Securities Inc., and any successor thereto, and TD Securities Inc., and any successor thereto;

(n)       “Deemed Record Date” means the last Trading Day of a Month with respect to which no dividend is declared by the Board of Directors;

(o)       “Designated Percentage” for the Month of March, 2007 means eighty percent (80%) and for each Month thereafter means the Adjustment Factor for such Month plus the Designated Percentage for the preceding Month, provided that the Annual Floating Listed Dividend Rate for any Month shall in no event be less than 50% of Prime for such Month or more than 100% of Prime for such Month;

(p)       “Dividend Payment Date” means:

(i)	during the Fixed Rate Period, the first day of each of March, June, September and December in each year;

(ii)	during the Floating Rate Unlisted Period, the 12th day of each Month commencing with the Month of April, 2007; and

(iii)	during the Floating Rate Listed Period, the 12th day of each Month commencing with the first full calendar month following listing of the Series U Preferred Shares on the Exchange;

   and the first Dividend Payment Date shall be September 1, 1997;

(q)       “Dividend Period” means:

(i)	during the Fixed Rate Period, the period from and including a Dividend Payment Date to but not including the next succeeding Dividend Payment Date; and

(ii)	during the Floating Rate Unlisted Period and the Floating Rate Listed Period, a Month;

(r)       “Ex-Dividend Date” means:

(i)

the Trading Day which, under the rules or normal practices of the Exchange, is designated or recognized as the Ex-Dividend Date relative to any dividend record date for the Series U Preferred Shares; or

(ii)

if the Board of Directors fails to declare a dividend in respect of a Month, the Trading Day which, under the rules or normal practices of the Exchange, would be recognized as the Ex-Dividend Date relative to any Deemed Record Date for the Series U Preferred Shares;

(s)       “Exchange”, for purposes of the definition of the terms “Daily Adjusted Trading Value”, “Daily Trading Volume”, “Ex-Dividend Date” and “Trading Day” and for purposes of determining the Adjustment Factor, means The Montreal Exchange or The Toronto Stock Exchange or such other exchange or trading market in Canada as may be determined from time to time by the Corporation as being the principal trading market for the Series U Preferred Shares and for all other purposes herein, means The Montreal Exchange or the Toronto Stock Exchange;

(t)       “Fixed Rate Period” means the period commencing with the date of issue of the Series U Preferred Shares and ending on and including February 28, 2007;

(u)      “Floating Rate Unlisted Period” means the period commencing immediately after the end of the Fixed Rate Period, if at such time the Series U Preferred Shares are not unconditionally listed on the Exchange, and continuing until and including the last day of the Month, if any, in which the Series U Preferred Shares are unconditionally listed on the Exchange;

(v)      “Floating Rate Listed Period” means the period commencing on and including the later of:

(i)	March 1, 2007; and

(ii)	the first day of the Month following the date, if any, in which the Series U Preferred

Shares are unconditionally listed on the Exchange;

(w)       “Month” means a calendar month;

(x)       "Prime" for a Month means the average (rounded to the nearest one-thousandth of one percent (0.001%)) of the Prime Rate in effect on each day of such Month;

(y)       “Prime Rate” for any day means the average (rounded to the nearest one-thousandth of one percent (0.001%)) of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada. If one of the Banks does not have such an interest rate in effect on a day, the Prime Rate for such day shall be such interest rate in effect for that day of the other Bank; if both Banks do not have such an interest rate in effect on a day, the Prime Rate for that day shall be equal to one and a half percent (1.5%) per annum plus the average yield expressed as a percentage per annum on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect on a day and the Bank of Canada does not report such average yield per annum, the Prime Rate for that day shall be equal to the Prime Rate for the next preceding day. The Prime Rate and Prime shall be determined from time to time by an officer of the Corporation from quotations supplied by the Banks or otherwise publicly available. Such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series U Preferred Shares;

(z)       “Qualifying Listing Request” means a request to list the Series U Preferred Shares on the Exchange by holders holding together in the aggregate at least 3,000,000 Series U Preferred Shares and/or Series V Preferred Shares (“Requesting Holders”) who have committed to use all commercially reasonable best efforts to sell to unrelated parties through the facilities of the Exchange before the applicable Sale Completion Date, such number of Series U Preferred Shares and/or Series V Preferred Shares to such number of holders so as to meet the then listing requirements of the Exchange (but in any event, in the aggregate at least 3,000,000 Series U Preferred Shares and/or Series V Preferred Shares), provided that such request may not be made before June 27, 2000, and may not be made within six (6) months of the last Qualifying Listing Request by any holder of Series U Preferred Shares and/or Series V Preferred Shares;

(aa)       “Sale Completion Date” for any Qualifying Listing Request means the applicable date after the conditional listing, if obtained, of the Series U Preferred Shares on the Exchange pursuant to such request (the “Conditional Listing”) determined as follows:

(i)

if during the period commencing with the date of such request and terminating 30 days from the date of the Conditional Listing, the Corporation announces publicly its intention to issue by way of a public offering at least $50,000,000 of Substantially Similar Preferred Shares, the applicable date shall be 120 days from the date of the Conditional Listing;

(ii)

(a) if there has occurred an Unusual Event during the period commencing with the date of such request and terminating 30 days from the date of the Conditional Listing; or (b) in the event the Corporation announces publicly its intention to issue Substantially Similar Preferred Shares in accordance with section 3.13.1.1(aa)(i) hereof during the period commencing with a date of such request and terminating 120 days from the date of the Conditional Listing and if there has occurred an Unusual Event during such period, the applicable date shall be 210 days and 300 days respectively from the date of the Conditional Listing; and

(iii)	in all other cases, the applicable date shall be 30 days from the date of the Conditional Listing;

(bb)      “Substantially Similar Preferred Shares” shall mean preferred shares of the Corporation:

(i)	which are of the same class as the Series U Preferred Shares;

(ii)

the holders of which are entitled to cumulative preferred cash dividends payable at a fixed rate for an initial pre-determined period and thereafter are entitled to cumulative preferred cash dividends payable at a floating rate fixed every five years; and

(iii)	which are convertible into another series of preferred shares of the Corporation;

(cc)      “Trading Day” means, if the Exchange is a stock exchange in Canada, a day on which the Exchange is open for trading or, in any other case, a business day; and

(dd)      “Unusual Event” for a Sale Completion Date means any event, action, state, condition or major financial occurrence of national or international consequence, or any law or regulation which, in the reasonable opinion of the Requesting Holders, seriously adversely affects, or involves, or will seriously affect, or involve, the market for the Series U Preferred Shares and/or Series V Preferred Shares.

3.13.1.2     General

            The holders of the Series U Preferred Shares shall be entitled to receive cumulative preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, at the rates and times herein provided. Dividends on the Series U Preferred Shares shall accrue on a daily basis from and including the date of issue thereof, and shall be payable quarterly during the Fixed Rate Period and monthly during the Floating Rate Unlisted Period and the Floating Rate Listed Period. Payment of the dividend on the Series U Preferred Shares payable on any Dividend Payment Date (less any tax required to be deducted) shall be made by cheque at par in lawful money of Canada payable at any branch in Canada of the Corporation’s bankers.

            Dividends declared on the Series U Preferred Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series U Preferred Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series U Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series U Preferred Shares at his address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.

3.13.1.3    Fixed Rate Period

            During the Fixed Rate Period, the dividends in respect of the Series U Preferred Shares shall be payable quarterly at the Annual Fixed Dividend Rate. Accordingly, on each Dividend Payment Date during the Fixed Rate Period, other than September 1, 1997, but including March 1, 2007, the dividend payable shall be $0.34625 per Series U Preferred Share. Notwithstanding the foregoing, the amount of the first quarterly dividend payable on each Series U Preferred Share on September 1, 1997, shall be $0.25044 per share.

3.13.1.4     Floating Rate Unlisted Period

            During the Floating Rate Unlisted Period, the dividends in respect of the Series U Preferred Shares shall be payable monthly at the Annual Floating Unlisted Dividend Rate as calculated from time to time. Accordingly, on each Dividend Payment Date during the Floating Rate Unlisted Period, the dividend payable on the Series U Preferred Shares shall be that amount (rounded to the nearest one-thousandth of one cent ($0.00001) obtained by multiplying $25.00 by the Annual Floating Unlisted Dividend Rate applicable to the Month preceding such Dividend Payment Date and by dividing the product by twelve. The record date for the purpose of determining holders of Series U Preferred Shares entitled to receive dividends on each Dividend Payment Date during the Floating Rate Unlisted Period shall be the last Trading Day of the next preceding Month. In the event of the redemption or purchase of the Series U Preferred Shares during the Floating Rate Unlisted Period or the distribution of the assets of the Corporation during the Floating Rate Unlisted Period as contemplated by section 3.13.2 hereof, the amount of the dividend which has accrued during the Month in which such redemption, purchase or distribution occurs shall be the amount (rounded to the nearest one-thousandth of one cent ($0.00001)) calculated by multiplying:

(i)	the amount obtained by multiplying $25.00 by one-twelfth (1/12) of the Annual Floating Unlisted Dividend Rate applicable to the preceding Month; by

(ii)

a fraction of which the numerator is the number of days elapsed in the Month in which such redemption, purchase or distribution occurs up to but not including the date of such event and the denominator of which is the number of days in that Month.

3.13.1.5     Floating Rate Listed Period

            During the Floating Rate Listed Period, the dividends in respect of the Series U Preferred Shares shall be payable monthly at the Annual Floating Listed Dividend Rate as calculated from time to time. Accordingly, on each Dividend Payment Date during the Floating Rate Listed Period, the dividend payable on the Series U Preferred Shares shall be that amount (rounded to the nearest one-thousandth of one cent ($0.00001)) obtained by multiplying $25.00 by the Annual Floating Listed Dividend Rate applicable to the Month preceding such Dividend Payment Date and by dividing the product by twelve. The record date for the purpose of determining holders of Series U Preferred Shares entitled to receive dividends on each Dividend Payment Date during the Floating Rate Listed Period shall be the last Trading Day of the next preceding Month. In the event of the redemption or purchase of the Series U Preferred Shares during the Floating Rate Listed Period or the distribution of the assets of the Corporation during the Floating Rate Listed Period as contemplated by section 3.13.2 hereof, the amount of the dividend which has accrued during the Month in which such redemption, purchase or distribution occurs shall be the amount (rounded to the nearest one-thousandth of one cent ($0.00001)) calculated by multiplying:

(i)	the amount obtained by multiplying $25.00 by one-twelfth (1/12) of the Annual Floating Listed Dividend Rate applicable to the preceding Month; by

(ii)

a fraction of which the numerator is the number of days elapsed in the Month in which such redemption, purchase or distribution occurs up to but not including the date of such event and the denominator of which is the number of days in that Month.

3.13.1.6     Calculation of Designated Percentage

            The Corporation shall as promptly as practicable calculate the Designated Percentage for each Month and give notice thereof to all stock exchanges in Canada on which the Series U Preferred Shares are listed for trading or if the Series U Preferred Shares are not listed on a stock exchange in Canada to the Investment Dealers Association of Canada.

3.13.2     Rights on Liquidation

            In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series U Preferred Shares shall be entitled to receive $25.00 per Series U Preferred Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series U Preferred Shares. Upon payment of such amounts, the holders of the Series U Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

3.13.3     Redemption at the Option of the Corporation

            The Corporation may not redeem any of the Series U Preferred Shares prior to March 1, 2007. Subject to applicable law and section 3.13.5 hereof, upon giving notice as hereinafter provided, the Corporation may:

(i)	on March 1, 2007, redeem all, but not less than all, of the outstanding Series U Preferred Shares, on payment of $25.00 for each such share to be redeemed;

(ii)

after March 1, 2007, if the date of such redemption is during the Floating Rate Unlisted Period, redeem at any time all, but not less than all, of the outstanding Series U Preferred Shares, on payment of $25.00 for each such share to be redeemed; and

(iii)

after March 1, 2007, if the date of such redemption is during the Floating Rate Listed Period, redeem at any time all, but not less than all, of the outstanding Series U Preferred Shares, on payment of $25.50 for each share to be so redeemed;

in each case, together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

            The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series U Preferred Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of Series U Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series U Preferred Shares to be redeemed. Such notice shall set out the number of such Series U Preferred Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series U Preferred Shares to be redeemed the redemption price on presentation and surrender at any place or places within Canada designated by such notice, of the certificate or certificates for such Series U Preferred Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; from and after the date specified in any such notice, the Series U Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series U Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

3.13.4     Conversion of Series U Preferred Shares

3.13.4.1     Conversion at the Option of the Holder

            Holders of Series U Preferred Shares shall have the right, at their option, on March 1, 2007 and on March 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and conditions hereof, all or any Series U Preferred Shares registered in their name into Series V Preferred Shares of the Corporation on the basis of one (1) Series V Preferred Share for each Series U Preferred Share. The Corporation shall give notice in writing to the then holders of the Series U Preferred Shares of the Selected Percentage Rate (as defined in section 3.14.1.1 of the articles of the Corporation relating to the Series V Preferred Shares) determined by the Board of Directors to be applicable for the next succeeding Fixed Dividend Rate Period (as defined in section 3.14.1.1 of the articles of the Corporation relating to the Series V Preferred Shares) and of the conversion right provided for herein; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of the Series U Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.

            If the Corporation gives notice as provided in section 3.13.3 to the holders of the Series U Preferred Shares of the redemption of all the Series U Preferred Shares, the Corporation shall not be required to give notice as provided in this section 3.14.1.1 to the holders of the Series U Preferred Shares of a Selected Percentage Rate (as defined in section 3.14.1.1 of the articles of the Corporation relating to the Series V Preferred Shares) for the Series V Preferred Shares or of the conversion right and the right of any holder of Series U Preferred Shares to convert such Series U Preferred Shares as herein provided shall cease and terminate in that event.

            Holders of Series U Preferred Shares shall not be entitled to convert their shares into Series V Preferred Shares if, following the close of business on the 14th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series V Preferred Shares, after taking into account all Series U Preferred Shares tendered for conversion into Series V Preferred Shares and all Series V Preferred Shares tendered for conversion into Series U Preferred Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 3.13.4.1, to all affected holders of Series U Preferred Shares at least seven (7) days prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series U Preferred Shares, who have surrendered for conversion any certificate or certificates representing Series U Preferred Shares, new certificates representing the Series U Preferred Shares represented by any certificate or certificates surrendered as aforesaid.

3.13.4.2     Automatic Conversion

            If following the close of business on the 14th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series U Preferred Shares after taking into account all Series U Preferred Shares tendered for conversion into Series V Preferred Shares and all Series V Preferred Shares tendered for conversion into Series U Preferred Shares, then, all, but not part, of the remaining outstanding Series U Preferred Shares shall automatically be converted into Series V Preferred Shares on the basis of one (1) Series V Preferred Share for each Series U Preferred Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 3.13.4.1, to the holders of such remaining Series U Preferred Shares at least seven (7) days prior to the Conversion Date.

3.13.4.3     Manner of Exercise of Conversion Privilege

            The conversion of Series U Preferred Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 14th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series U Preferred Shares are transferable accompanied by: i) payment or evidence of payment of the tax (if any) payable as provided in this section 3.13.4.3; and ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series U Preferred Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series U Preferred Shares represented by such certificate or certificates which have not been converted.

            In the event the Corporation is required to convert all remaining outstanding Series U Preferred Shares into Series V Preferred Shares on the applicable Conversion Date as provided for in section 3.13.4.2, the Series U Preferred Shares, in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series V Preferred Shares and the holders thereof shall be deemed to be holders of Series V Preferred Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series U Preferred Shares were transferable of the certificate or certificates representing Series U Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series V Preferred Shares in the manner and subject to the terms and provisions as provided in this section 3.13.4.3.

            As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series U Preferred Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series V Preferred Shares and the number of remaining Series U Preferred Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series U Preferred Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series V Preferred Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series V Preferred Shares at such time.

            The holder of any Series U Preferred Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into a Series V Preferred Share after such record date and on or before the date of the payment of such dividend.

            The issuance of certificates for the Series V Preferred Shares upon the conversion of Series U Preferred Shares shall be made without charge to the converting holders of Series U Preferred Shares for any fee or tax in respect of the issuance of such certificates or the Series V Preferred Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series V Preferred Shares are issued in respect of the issuance of such Series V Preferred Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series U Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

3.13.4.4     Status of Converted Series U Preferred Shares

            All Series U Preferred Shares converted into Series V Preferred Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.

3.13.5     Restrictions on Dividends and Retirement of Shares

            Without the approval of the holders of outstanding Series U Preferred Shares:

(a)       the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series U Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series U Preferred Shares;

(b)       the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series U Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series U Preferred Shares);

(c)       the Corporation shall not purchase or otherwise retire less than all of the Series U Preferred Shares then outstanding; or

(d)       the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series U Preferred Shares provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series U Preferred Shares;

unless, in each such case, all cumulative dividends on outstanding Series U Preferred Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

            Any approval of the holders of Series U Preferred Shares required to be given pursuant to this section 3.13.5 may be given in accordance with the second paragraph of section 3.13.7 and section 3.13.10. Notwithstanding the provisions of section 3.13.10 hereof, any approval required to be given pursuant to this section 3.13.5 shall be required to be given only by the affirmative vote of the holders of the majority of the Series U Preferred Shares present or represented at a meeting, or adjourned meeting, of the holders of Series U Preferred Shares duly called for the purpose and at which a quorum is present.

3.13.6     Purchase for Cancellation

            The Corporation may at any time purchase for cancellation the whole or any part of the Series U Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.

3.13.7     Voting Rights

            If the Corporation fails to pay eight (8) dividends on the Series U Preferred Shares, whether or not consecutive, the holders of the Series U Preferred Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one (1) vote for each Series U Preferred Share held, until all such arrears of dividends on the Series U Preferred Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this section 3.13.7.

            In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series U Preferred Shares voting as a series or as part of a class, each Series U Preferred Share shall entitle the holder thereof to one (1) vote for such purpose.

3.13.8     Issue of Additional Preferred Shares

            The Corporation may issue additional series of First Preferred Shares ranking on a parity with the Series U Preferred Shares without the authorization of the holders of the Series U Preferred Shares.

3.13.9     Modifications

            The provisions attaching to the Series U Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with section 3.13.10.

            None of the series provisions of the articles of the Corporation relating to the Series U Preferred Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series V Preferred Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

3.13.10     Approval of Holders of Series U Preferred Shares

            Any approval given by the holders of the Series U Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series U Preferred Shares as provided in the provisions attaching to the First Preferred Shares as a class, which provisions shall apply mutatis mutandis.

3.13.11     Tax Election

            The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series U Preferred Shares will be required to pay tax on dividends received on the Series U Preferred Shares under section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.

3.13.12     Mail Service Interruption

            If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series U Preferred Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)       give such notice by telex, telecopier or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montréal and Toronto and such notice shall be deemed to have been given on the date on which such telex, telecopier or telegraph communication was given or on the date on which the first publication has taken place; and

(b)       fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montréal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the event of the address of any such holder not appearing on the securities register of the Corporation, then at the last address of such holder known to the Corporation.

3.13.13     Notice of Annual Dividend Rate Applicable to the Series V Preferred Shares

            Within three (3) business days of the determination of the Annual Dividend Rate (as defined in section 3.14.1.1 of the articles of the Corporation relating to the Series V Preferred Shares) the Corporation shall give notice thereof to the holders of the Series U Preferred Shares by publication once in the national edition of the Globe and Mail in the English language and once in the City of Montréal in both the French and English languages in a daily newspaper of general circulation in Montréal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

3.13.14     Listing of Series U Preferred Shares

            Upon receipt of a Qualifying Listing Request, the Corporation shall use its reasonable best efforts to obtain within 120 days thereafter a conditional listing for the Series U Preferred Shares on the Exchange and thereafter, should such listing be obtained, to maintain a listing for so long as in the aggregate there are at least 1,000,000 Series U Preferred Shares and/or Series V Preferred Shares outstanding. For greater certainty, however, the Corporation shall not be in breach of its obligations hereunder if the Requesting Holders of such Qualifying Listing Request do not sell such number of Series U Preferred Shares to such number of holders so as to meet the then listing requirements of the Exchange. The Corporation shall pay all fees and costs incidental to obtaining and maintaining such listing.

3.13.15     Definitions

            In the provisions herein contained attaching to the Series U Preferred Shares:

(a)       “accrued and unpaid dividends” means: i) during the Fixed Rate Period, the aggregate of (A) all unpaid dividends on the Series U Preferred Shares for any Dividend Period and (B) the amount calculated as though dividends on each Series U Preferred Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable to but excluding the date to which the computation of accrued dividends is to be made; and ii) during the Floating Rate Unlisted Period and the Floating Rate Listed Period, the aggregate of (A) all unpaid dividends on the Series U Preferred Shares for any Dividend Period and (B) the amount calculated as though dividends on each Series U Preferred Share had been accruing on a day-to-day basis from and including the first day of the Month immediately following the Dividend Period with respect to which the last monthly dividend will be or was, as the case may be, payable to but excluding the date to which the computation of accrued dividends is to be made; and

(b)       “in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

3.13.16     Interpretation

            In the event that any date on which any dividend on the Series U Preferred Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series U Preferred Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.

3.14     Series V Preferred Shares

            No Series V Preferred Shares shall be issued by the Corporation prior to March 1, 2007. The Series V Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

3.14.1     Dividend

3.14.1.1     Definitions

            For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a)       “Annual Dividend Rate” means for any Fixed Dividend Rate Period the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth of one percent (0.001%)) which is equal to the Government of Canada Yield multiplied by the Selected Percentage Rate for such Fixed Dividend Rate Period;

(b)       “Dividend Payment Date” means the first day of each of March, June, September and December in each year;

(c)       “Exchange” means The Montreal Exchange or The Toronto Stock Exchange;

(d)       “Fixed Dividend Rate Period” means for the initial Fixed Dividend Rate Period, the period commencing on March 1, 2007 and ending on and including February 29, 2012, and for each succeeding Fixed Dividend Rate Period, the period commencing on the day immediately following the end of the immediately preceding Fixed Dividend Rate Period and ending on and including the last day of February in the fifth year immediately thereafter;

(e)       “Government of Canada Yield” on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the Board of Directors, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years;

(f)       “Qualifying Listing Request” means a request to list the Series V Preferred Shares on the Exchange by holders holding together in the aggregate at least 3,000,000 Series V Preferred Shares and/or Series U Preferred Shares (“Requesting Holders”) who have committed to use all commercially reasonable best efforts to sell to unrelated parties through the facilities of the Exchange before the applicable Sale Completion Date, such number of Series V Preferred Shares and/or Series U Preferred Shares to such number of holders so as to meet the then listing requirements of the Exchange (but in any event, in the aggregate at least 3,000,000 Series V Preferred Shares and/or Series U Preferred Shares), provided that such request may not be made within six (6) months of the last Qualifying Listing Request by any holder of Series V Preferred Shares and/or Series U Preferred Shares;

(g)       “Sale Completion Date” for any Qualifying Listing Request means the applicable date after the conditional listing, if obtained, of the Series V Preferred Shares on the Exchange pursuant to such request (the “Conditional Listing”) determined as follows:

(i)

if during the period commencing with the date of such request and terminating 30 days from the date of the Conditional Listing, the Corporation announces publicly its intention to issue by way of a public offering at least $50,000,000 of Substantially Similar Preferred Shares, the applicable date shall be 120 days from the date of the Conditional Listing;

(ii)

(a) if there has occurred an Unusual Event during the period commencing with the date of such request and terminating 30 days from the date of the Conditional Listing; or (b) in the event the Corporation announces publicly its intention to issue Substantially Similar Preferred Shares in accordance with section 3.14.1.1(g)(i) hereof during the period commencing with a date of such request and terminating 120 days from the date of the Conditional Listing and if there has occurred an Unusual Event during such period, the applicable date shall be 210 days and 300 days respectively from the date of the Conditional Listing; and

(iii)	in all other cases, the applicable date shall be 30 days from the date of the Conditional Listing;

(h)       “Selected Percentage Rate” for each Fixed Dividend Rate Period means the rate of interest, expressed as a percentage of the Government of Canada Yield, determined by the Board of Directors as set forth in the notice to the holders of the Series V Preferred Shares given in accordance with the provisions of section 3.14.4.1, which rate of interest shall be not less than 80% of the Government of Canada Yield;

(i)       “Substantially Similar Preferred Shares” means preferred shares of the Corporation:

(i)	which are of the same class as the Series V Preferred Shares;

(ii)

the holders of which are entitled to cumulative preferred cash dividends payable at a fixed rate for an initial pre-determined period and thereafter are entitled to cumulative preferred cash dividends payable at a floating rate fixed every five years; and

(iii)	which are convertible into another series of preferred shares of the Corporation; and

(j)       “Unusual Event” for a Sale Completion Date means any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the reasonable opinion of the Requesting Holders, seriously adversely affects, or involves, or will seriously affect, or involve, the market for the Series U Preferred Shares and/or Series V Preferred Shares.

3.14.1.2     General

            The holders of the Series V Preferred Shares shall be entitled to receive fixed, cumulative, preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, in the amount per share per annum determined by multiplying the Annual Dividend Rate by $25.00, payable quarterly in respect of each 12 month period on the first day of March, June, September and December by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers.

            Dividends declared on the Series V Preferred Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series V Preferred Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series V Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series V Preferred Shares at his address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.

3.14.1.3     Calculation of Annual Dividend Rate

            The Corporation shall calculate on the 21st day prior to the first day of each Fixed Dividend Rate Period the Annual Dividend Rate for each Fixed Dividend Rate Period based upon the Selected Percentage Rate and the Government of Canada Yield in effect at 10:00 A.M. (Montréal time) on the said 21st day prior to the first day of each Fixed Dividend Rate Period and give notice thereof: (i) within one (1) business day to all stock exchanges in Canada on which the Series V Preferred Shares are listed for trading or if the Series V Preferred Shares are not listed on a stock exchange in Canada, to the Investment Dealers Association of Canada; and (ii) within three (3) business days to, except in relation to the initial Fixed Dividend Rate Period, the holders of the Series V Preferred Shares by publication once in the national edition of the Globe and Mail in the English language and once in the City of Montréal in both the French and English languages in a daily newspaper of general circulation in Montréal; provided that if any such newspaper is not being generally circulated at that time such notice shall be published in another equivalent publication.

3.14.2     Rights on Liquidation

            In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series V Preferred Shares shall be entitled to receive $25.00 per Series V Preferred Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series V Preferred Shares. Upon payment of such amounts, the holders of the Series V Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

3.14.3     Redemption at the Option of the Corporation

            The Corporation may not redeem any of the Series V Preferred Shares prior to March 1, 2012. Subject to applicable law and section 3.14.5 hereof, upon giving notice as hereinafter provided, the Corporation may, on March 1, 2012 or on March 1 in every fifth year thereafter, redeem at any time all, but not less than all, the outstanding Series V Preferred Shares on payment of $25.00 for each such share to be redeemed together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

            The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series V Preferred Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of Series V Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series V Preferred Shares to be redeemed. Such notice shall set out the number of such Series V Preferred Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series V Preferred Shares to be redeemed the redemption price on presentation and surrender at any place within Canada designated by such notice, of the certificate or certificates for such Series V Preferred Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; from and after the date specified in any such notice, the Series V Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series V Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

3.14.4     Conversion of Series V Preferred Shares

3.14.4.1     Conversion at the Option of the Holder

            Holders of Series V Preferred Shares shall have the right, at their option, on March 1, 2012 and on March 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and provisions hereof, all or any Series V Preferred Shares registered in their name into Series U Preferred Shares of the Corporation on the basis of one (1) Series U Preferred Share for each Series V Preferred Share. The Corporation shall give notice in writing to the then holders of the Series V Preferred Shares of the Selected Percentage Rate determined by the Board of Directors to be applicable for the next succeeding Fixed Dividend Rate Period and of the conversion right provided for herein; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of the Series V Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.

            If the Corporation gives notice as provided in section 3.14.3 to the holders of the Series V Preferred Shares of the redemption of all the Series V Preferred Shares, the Corporation shall not be required to give notice as provided in this section 3.14.4.1 to the holders of the Series V Preferred Shares of a Selected Percentage Rate or of the conversion right and the right of any holder of Series V Preferred Shares to convert such Series V Preferred Shares as herein provided shall cease and terminate in that event.

            Holders of Series V Preferred Shares shall not be entitled to convert their shares into Series U Preferred Shares if, following the close of business on the 14th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series U Preferred Shares after taking into account all Series V Preferred Shares tendered for conversion into Series U Preferred Shares and all Series U Preferred Shares tendered for conversion into Series V Preferred Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 3.14.4.1, to all affected holders of Series V Preferred Shares at least seven (7) days prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series V Preferred Shares, who have surrendered for conversion any certificate or certificates representing Series V Preferred Shares, new certificates representing the Series V Preferred Shares represented by any certificate or certificates surrendered as aforesaid.

3.14.4.2     Automatic Conversion

            If following the close of business on the 14th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series V Preferred Shares after taking into account all Series V Preferred Shares tendered for conversion into Series U Preferred Shares and all Series U Preferred Shares tendered for conversion into Series V Preferred Shares, then, all, but not part, of the remaining outstanding Series V Preferred Shares shall automatically be converted into Series U Preferred Shares on the basis of one (1) Series U Preferred Share for each Series V Preferred Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 3.14.4.1, to the holders of such remaining Series V Preferred Shares at least seven (7) days prior to the Conversion Date.

3.14.4.3     Manner of Exercise of Conversion Privilege

            The conversion of Series V Preferred Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 14th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series V Preferred Shares are transferable accompanied by: (1) payment or evidence of payment of the tax (if any) payable as provided in this section 3.14.3; and (2) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series V Preferred Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series V Preferred Shares represented by such certificate or certificates which have not been converted.

            In the event the Corporation is required to convert all remaining outstanding Series V Preferred Shares into Series U Preferred Shares on the applicable Conversion Date as provided for in section 3.14.4.2, the Series V Preferred Shares in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series U Preferred Shares and the holders thereof shall be deemed to be holders of Series U Preferred Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series V Preferred Shares were transferable of the certificate or certificates representing Series V Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series U Preferred Shares in the manner and subject to the terms and provisions as provided in this section 3.14.3.

            As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series V Preferred Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series U Preferred Shares and the number of remaining Series V Preferred Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series V Preferred Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series U Preferred Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series U Preferred Shares at such time.

            The holder of any Series V Preferred Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into a Series U Preferred Share after such record date and on or before the date of the payment of such dividend.

            The issuance of certificates for the Series U Preferred Shares upon the conversion of Series V

Preferred Shares shall be made without charge to the converting holders of Series V Preferred Shares for any fee or tax in respect of the issuance of such certificates or the Series U Preferred Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series U Preferred Shares are issued in respect of the issuance of such Series U Preferred Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series V Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

3.14.4.4     Status of Converted Series V Preferred Shares

            All Series V Preferred Shares converted into Series U Preferred Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.

3.14.5     Restrictions on Dividends and Retirement of Shares

            Without the approval of the holders of outstanding Series V Preferred Shares:

(a)       the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series V Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series V Preferred Shares;

(b)       the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series V Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series V Preferred Shares);

(c)       the Corporation shall not purchase or otherwise retire less than all of the Series V Preferred Shares then outstanding; or

(d)       the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series V Preferred Shares provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series V Preferred Shares;

unless, in each such case, all cumulative dividends on outstanding Series V Preferred Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

            Any approval of the holders of the Series V Preferred Shares required to be given pursuant to this section 3.14.5 may be given in accordance with the second paragraph of section 3.14.7 and section 3.14.10. Notwithstanding the provisions of section 3.14.10 hereof, any approval required to be given pursuant to this section 3.14.5 shall be required to be given only by the affirmative vote of the holders of the majority of the Series V Preferred Shares present or represented at a meeting or adjourned meeting, of the holders of Series V Preferred Shares duly called for the purpose and at which a quorum is present.

3.14.6     Purchase for Cancellation

            The Corporation may at any time purchase for cancellation the whole or any part of the Series V Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.

3.14.7     Voting Rights

            If the Corporation falls to pay eight (8) dividends on the Series V Preferred Shares, whether or not consecutive, the holders of the Series V Preferred Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one (1) vote for each Series V Preferred Share held, until all such arrears of dividends on the Series V Preferred Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this section 3.14.7.

            In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series V Preferred Shares voting as a series or as part of a class, each Series V Preferred Share shall entitle the holder thereof to one (1) vote for such purpose.

3.14.8     Issue of Additional Preferred Shares

            The Corporation may issue additional series of First Preferred Shares ranking on a parity with the Series V Preferred Shares without the authorization of the holders of the Series V Preferred Shares.

3.14.9     Modifications

            The provisions attaching to the Series V Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with section 3.14.10.

            None of the series provisions of the articles of the Corporation relating to the Series V Preferred Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series U Preferred Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

3.14.10     Approval of Holders of Series V Preferred Shares

            Any approval given by the holders of the Series V Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series V Preferred Shares as provided in the provisions attaching to the First Preferred Shares as a class, which provisions shall apply mutatis mutandis.

3.14.11     Tax Election

            The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series V Preferred Shares will be required to pay tax on dividends received on the Series V Preferred Shares under section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.

3.14.12     Mail Service Interruption

            If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series V Preferred Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)       give such notice by telex, telecopier or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montréal and Toronto and such notice shall be deemed to have been given on the date on which such telex, telecopier or telegraph communication was given or on the date on which the first publication has taken place; and

(b)       fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montréal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the event of the address of any such holder not appearing on the securities register of the Corporation, then at the last address of such holder known to the Corporation.

3.14.13     Listing of Series V Preferred Shares

            Upon receipt of a Qualifying Listing Request, the Corporation shall use its reasonable best efforts to obtain within 120 days thereafter a conditional listing for the Series V Preferred Shares on the Exchange and thereafter, should such listing be obtained, to maintain a listing for so long as in the aggregate there are at least 1,000,000 Series V Preferred Shares and/or Series U Preferred Shares outstanding. For greater certainty, however, the Corporation shall not be in breach of its obligations hereunder if the Requesting Holders of such Qualifying Listing Request do not sell such number of Series V Preferred Shares to such number of holders so as to meet the then listing requirements of the Exchange The Corporation shall pay all fees and costs incidental to obtaining and maintaining such listing.

3.14.14     Definitions

            In the provisions herein contained attaching to the Series V Preferred Shares:

(a)       “accrued and unpaid dividends” means the aggregate of: (i) all unpaid dividends on the Series V Preferred Shares for any quarterly period; and (ii) the amount calculated as though dividends on each Series V Preferred Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable to but excluding the date to which the computation of accrued dividends is to be made; and

(b)       “in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

3.14.15     Interpretation

            In the event that any date on which any dividend on the Series V Preferred Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series V Preferred Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.

3.15     Series W Preferred Shares

            The Series W Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

3.15.1     Dividend

3.15.1.1     Definitions

            For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a)       “Adjustment Factor” for any Month means the percentage per annum, positive or negative, based on the Calculated Trading Price of the Series W Preferred Shares for the preceding Month, determined in accordance with the following table:

If Calculated Trading	The Adjustment Factor as a
Price Is	Percentage of Prime Shall Be
$25.50 or more	-4.00%
$25.375 and less than $25.50	-3.00%
$25.25 and less than $25.375	-2.00%
$25.125 and less than $25.25	-1.00%
Greater than $24.875 and less than $25.125	Nil
Greater than $24.75 to $24.875	1.00%
Greater than $24.625 to $24.75	2.00%
Greater than $24.50 to $24.625	3.00%
$24.50 or less	4.00%

The maximum Adjustment Factor for any Month will be +/-4.00%.

            If in any Month there is no trade on the Exchange of Series W Preferred Shares of a board lot or more, the Adjustment Factor for the following Month shall be nil;

(b)       “Annual Dividend Rate” means the Annual Fixed Dividend Rate, the Annual Floating Unlisted Dividend Rate or the Annual Floating Listed Dividend Rate, whichever is provided by this section 3.15.1 to be applicable at the relevant time;

(c)       “Annual Fixed Dividend Rate” means 5.45% per annum;

(d)       “Annual Floating Unlisted Dividend Rate” for any Month during the Floating Rate Unlisted Period means the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth of one percent (0.001%)) which is equal to the Bankers’ Acceptance Rate for such Month plus 0.40%;

(e)       “Annual Floating Listed Dividend Rate” for any Month during the Floating Rate Listed Period means the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth of one percent (0.001%)) which is equal to Prime multiplied by the Designated Percentage for such Month;

(f)       “Bankers’ Acceptance Rate” for any Month means the rate per annum equal to:

(i)

the simple average (rounded to the nearest one-hundredth of one percent (0.01%)) of the rates per annum quoted by both Dealers where such rates per annum, quoted by such Dealers, are equal to the simple average (rounded to the nearest one-hundredth of one percent (0.01%) of the bid and ask rates of the yields to maturity quoted by each of the Dealers (rounded upward to the nearest one-thousandth of one percent (0.001%)), as at 10:00 a.m., Montréal time, on the Bankers’ Acceptance Determination Date, on 30-day bankers’ acceptances accepted by such of Bank of Montreal, The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, Royal Bank of Canada and The Bank of Nova Scotia (or their respective successors) as are accepting 30-day bankers’ acceptances on such date;

(ii)

in the event one of the Dealers is unable or does not for any reason quote the bid and ask rates per annum referred to in section 3.15.1.1(f)(i) above as at 10:00 a.m., Montréal time on the Bankers’ Acceptance Determination Date, such rate shall be the simple average rounded to the nearest one-hundredth of one percent (0.01%) of the bid and ask rates per annum on such date quoted by the other; or

(iii)

in the event that both Dealers are unable to or do not for any reason quote rates, as at 10:00 a.m., Montréal time, on the Bankers’ Acceptance Determination Date (including without limitation, where none of Bank of Montreal, The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, Royal Bank of Canada or The Bank of Nova Scotia is accepting 30-day bankers’ acceptances on such Bankers’

Acceptance Determination Date) for the purpose of determining the Bankers’ Acceptance Rate in accordance with (i) or (ii) above, such rate shall be 0.2% plus the simple average (rounded to the nearest one-hundredth of one percent (0.01%)) of each rate per annum which is equal to the simple average (rounded to the nearest one-hundredth of one percent (0.01%)) of the bid and ask rates of the yields to maturity quoted by each of the Dealers (rounded upward to the nearest one-thousandth of one percent (0.001%)) as of 10:00 a.m., Montréal time on such Bankers’ Acceptance Determination Date, on Government of Canada Treasury Bills maturing as nearly as possible 30 days from such Bankers’ Acceptance Determination Date;

(g)       “Bankers’ Acceptance Determination Date” for any Month means the last business day immediately preceding such Month;

(h)       “Banks” means any two of Royal Bank of Canada, Bank of Montreal, The Bank of Nova Scotia, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce and any successor of any of them as may be designated from time to time by the Board of Directors by notice given to the transfer agent for the Series W Preferred Shares, such notice to take effect on, and to be given at least two (2) business days prior to, the commencement of a particular Dividend Period and, until such notice is first given, means Royal Bank of Canada and The Toronto-Dominion Bank;

(i)       “Calculated Trading Price” for any Month means:

(i)	the aggregate of the Daily Adjusted Trading Value for all Trading Days in such Month;

   divided by

(ii)	the aggregate of the Daily Trading Volume for all Trading Days in such Month;

(j)       “Daily Accrued Dividend Deduction” for any Trading Day means:

(i)

the product obtained by multiplying the dividend accrued on a Series W Preferred Share in respect of the Month in which the Trading Day falls by the number of days elapsed from but excluding the day prior to the Ex-Dividend Date immediately preceding such Trading Day to and including such Trading Day (or if such Trading Day is an Ex-Dividend Date, by one (1) day);

   divided by

(ii)	the number of days from and including such Ex-Dividend Date to but excluding the following Ex-Dividend Date;

(k)       “Daily Adjusted Trading Value” for any Trading Day means:

(i)

the aggregate dollar value of all transactions of Series W Preferred Shares on the Exchange (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day;

   less

(ii)	the Daily Trading Volume for such Trading Day multiplied by the Daily Accrued Dividend Deduction for such Trading Day;

(l)       “Daily Trading Volume” for any Trading Day means the aggregate number of Series W Preferred Shares traded in all transactions (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day on the Exchange;

(m)       “Dealers” for any Bankers’ Acceptance Rate means RBC Dominion Securities Inc., and any successor thereto, and TD Securities Inc., and any successor thereto;

(n)       “Deemed Record Date” means the last Trading Day of a Month with respect to which no dividend is declared by the Board of Directors;

(o)       “Designated Percentage” for the Month of September, 2007 means eighty percent (80%) and for each Month thereafter means the Adjustment Factor for such Month plus the Designated Percentage for the preceding Month, provided that the Annual Floating Listed Dividend Rate for any Month shall in no event be less than 50% of Prime for such Month or more than 100% of Prime for such Month;

(p)       “Dividend Payment Date” means:

(i)	during the Fixed Rate Period, the first day of each of March, June, September and December in each year;

(ii)	during the Floating Rate Unlisted Period, the 12th day of each Month commencing with the Month of October, 2007; and

(iii)	during the Floating Rate Listed Period, the 12th day of each Month commencing with the first full calendar month following listing of the Series W Preferred Shares on the Exchange;

        and the first Dividend Payment Date shall be December 1, 1997;

(q)       “Dividend Period” means:

(i)	during the Fixed Rate Period, the period from and including a Dividend Payment Date to but not including the next succeeding Dividend Payment Date; and

(ii)	during the Floating Rate Unlisted Period and the Floating Rate Listed Period, a Month;

(r)       “Ex-Dividend Date” means:

(i)

the Trading Day which, under the rules or normal practices of the Exchange, is designated or recognized as the ex-dividend date relative to any dividend record date for the Series W Preferred Shares; or

(ii)

if the Board of Directors fails to declare a dividend in respect of a Month, the Trading Day which, under the rules or normal practices of the Exchange, would be recognized as the Ex-Dividend Date relative to any Deemed Record Date for the Series W Preferred Shares;

(s)       “Exchange”, for purposes of the definition of the terms “Daily Adjusted Trading Value”, “Daily Trading Volume”, “Ex-Dividend Date” and “Trading Day” and for purposes of determining the Adjustment Factor, means The Montreal Exchange or The Toronto Stock Exchange or such other exchange or trading market in Canada as may be determined from time to time by the Corporation as being the principal trading market for the Series W Preferred Shares, and for all other purposes herein, means The Montreal Exchange or the Toronto Stock Exchange;

(t)       “Fixed Rate Period” means the period commencing with the date of issue of the Series W Preferred Shares and ending on and including August 31, 2007;

(u)       “Floating Rate Unlisted Period” means the period commencing immediately after the end of the Fixed Rate Period, if at such time the Series W Preferred Shares are not unconditionally listed on the Exchange, and continuing until and including the last day of the Month, if any, in which the Series W Preferred

Shares are unconditionally listed on the Exchange;

(v)       “Floating Rate Listed Period” means the period commencing on and including the later of:

(i)	September 1, 2007; and

(ii)	the first day of the Month following the date, if any, in which the Series W Preferred Shares are unconditionally listed on the Exchange;

(w)       “Month” means a calendar month;

(x)       "Prime" for a Month means the average (rounded to the nearest one-thousandth of one percent (0.001%)) of the Prime Rate in effect on each day of such Month;

(y)       “Prime Rate” for any day means the average (rounded to the nearest one-thousandth of one percent (0.001%)) of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada. If one of the Banks does not have such an interest rate in effect on a day, the Prime Rate for such day shall be such interest rate in effect for that day of the other Bank; if both Banks do not have such an interest rate in effect on a day, the Prime Rate for that day shall be equal to one and a half percent (1.5%) per annum plus the average yield expressed as a percentage per annum on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect on a day and the Bank of Canada does not report such average yield per annum, the Prime Rate for that day shall be equal to the Prime Rate for the next preceding day. The Prime Rate and Prime shall be determined from time to time by an officer of the Corporation from quotations supplied by the Banks or otherwise publicly available. Such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series W Preferred Shares;

(z)       “Qualifying Listing Request” means a request to list the Series W Preferred Shares on the Exchange by holders holding together in the aggregate at least 2,800,000 Series W Preferred Shares and/or Series X Preferred Shares (“Requesting Holders”) who have committed to use all commercially reasonable best efforts to sell to unrelated parties through the facilities of the Exchange before the applicable Sale Completion Date, such number of Series W Preferred Shares and/or Series X Preferred Shares to such number of holders so as to meet the then listing requirements of the Exchange (but in any event, in the aggregate at least 2,800,000 Series W Preferred Shares and/or Series X Preferred Shares), provided that such request may not be made before July 17, 2000, and may not be made within six (6) months of the last Qualifying Listing Request by any holder of Series W Preferred Shares and/or Series X Preferred Shares;

(aa)       “Sale Completion Date” for any Qualifying Listing Request means the applicable date after the conditional listing, if obtained, of the Series W Preferred Shares on the Exchange pursuant to such request (the “Conditional Listing”) determined as follows:

(i)

if during the period commencing with the date of such request and terminating 30 days from the date of the Conditional Listing, the Corporation announces publicly its intention to issue by way of a public offering at least $50,000,000 of Substantially Similar Preferred Shares, the applicable date shall be 120 days from the date of the Conditional Listing;

(ii)

(a) if there has occurred an Unusual Event during the period commencing with the date of such request and terminating 30 days from the date of the Conditional Listing; or (b) in the event the Corporation announces publicly its intention to issue Substantially Similar Preferred Shares in accordance with section 3.15.1.1(aa)(i) hereof during the period commencing with a date of such request and terminating 120 days from the date of the Conditional Listing and if there has occurred an Unusual Event during such period, the applicable date shall be 210 days and 300 days respectively from the date of the Conditional Listing; and

(iii)	in all other cases, the applicable date shall be 30 days from the date of the Conditional Listing;

(bb)       “Substantially Similar Preferred Shares” shall mean preferred shares of the Corporation:

(i)	which are of the same class as the Series W Preferred Shares;

(ii)

the holders of which are entitled to cumulative preferred cash dividends payable at a fixed rate for an initial pre-determined period and thereafter are entitled to cumulative preferred cash dividends payable at a floating rate fixed every five years; and

(iii)	which are convertible into another series of preferred shares of the Corporation;

(cc)       “Trading Day” means, if the Exchange is a stock exchange in Canada, a day on which the Exchange is open for trading or, in any other case, a business day; and

(dd)       “Unusual Event” for a Sale Completion Date means any event, action, state, condition or major financial occurrence of national or international consequence, or any law or regulation which, in the reasonable opinion of the Requesting Holders, seriously adversely affects, or involves, or will seriously affect, or involve, the market for the Series W Preferred Shares and/or Series X Preferred Shares.

3.15.1.2     General

            The holders of the Series W Preferred Shares shall be entitled to receive cumulative preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, at the rates and times herein provided. Dividends on the Series W Preferred Shares shall accrue on a daily basis from and including the date of issue thereof, and shall be payable quarterly during the Fixed Rate Period and monthly during the Floating Rate Unlisted Period and the Floating Rate Listed Period. Payment of the dividend on the Series W Preferred Shares payable on any Dividend Payment Date (less any tax required to be deducted) shall be made by cheque at par in lawful money of Canada payable at any branch in Canada of the Corporation’s bankers.

            Dividends declared on the Series W Preferred Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series W Preferred Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series W Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series W Preferred Shares at his address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.

3.15.1.3     Fixed Rate Period

            During the Fixed Rate Period, the dividends in respect of the Series W Preferred Shares shall be payable quarterly at the Annual Fixed Dividend Rate. Accordingly, on each Dividend Payment Date during the Fixed Rate Period, other than December 1, 1997, but including September 1, 2007, the dividend payable shall be $0.340625 per Series W Preferred Share. Notwithstanding the foregoing, the amount of the first quarterly dividend payable on each Series W Preferred Share on December 1, 1997, shall be $0.5114 per share.

3.15.1.4     Floating Rate Unlisted Period

            During the Floating Rate Unlisted Period, the dividends in respect of the Series W Preferred Shares shall be payable monthly at the Annual Floating Unlisted Dividend Rate as calculated from time to time. Accordingly, on each Dividend Payment Date during the Floating Rate Unlisted Period, the dividend payable on the Series W Preferred Shares shall be that amount (rounded to the nearest one-thousandth of one cent ($0.00001) obtained by multiplying $25.00 by the Annual Floating Unlisted Dividend Rate applicable to the Month preceding such Dividend Payment Date and by dividing the product by twelve. The record date for the purpose of determining holders of Series W Preferred Shares entitled to receive dividends on each Dividend Payment Date during the Floating Rate Unlisted Period shall be the last Trading Day of the next preceding Month. In the event of the redemption or purchase of the Series W Preferred Shares during the Floating Rate Unlisted Period or the distribution of the assets of the Corporation during the Floating Rate Unlisted Period as contemplated by section 3.15.2 hereof, the amount of the dividend which has accrued during the Month in which such redemption, purchase or distribution occurs shall be the amount (rounded to the nearest one-thousandth of one cent ($0.00001)) calculated by multiplying:

(i)	the amount obtained by multiplying $25.00 by one-twelfth (1/12) of the Annual Floating Unlisted Dividend Rate applicable to the preceding Month; by

(ii)

a fraction of which the numerator is the number of days elapsed in the Month in which such redemption, purchase or distribution occurs up to but not including the date of such event and the denominator of which is the number of days in that Month.

3.15.1.5     Floating Rate Listed Period

            During the Floating Rate Listed Period, the dividends in respect of the Series W Preferred Shares shall be payable monthly at the Annual Floating Listed Dividend Rate as calculated from time to time. Accordingly, on each Dividend Payment Date during the Floating Rate Listed Period, the dividend payable on the Series W Preferred Shares shall be that amount (rounded to the nearest one-thousandth of one cent ($0.00001)) obtained by multiplying $25.00 by the Annual Floating Listed Dividend Rate applicable to the Month preceding such Dividend Payment Date and by dividing the product by twelve. The record date for the purpose of determining holders of Series W Preferred Shares entitled to receive dividends on each Dividend Payment Date during the Floating Rate Listed Period shall be the last Trading Day of the next preceding Month. In the event of the redemption or purchase of the Series W Preferred Shares during the Floating Rate Listed Period or the distribution of the assets of the Corporation during the Floating Rate Listed Period as contemplated by section 3.15.2 hereof, the amount of the dividend which has accrued during the Month in which such redemption, purchase or distribution occurs shall be the amount (rounded to the nearest one-thousandth of one cent ($0.00001)) calculated by multiplying:

(i)	the amount obtained by multiplying $25.00 by one-twelfth (1/12) of the Annual Floating Listed Dividend Rate applicable to the preceding Month; by

(ii)

a fraction of which the numerator is the number of days elapsed in the Month in which such redemption, purchase or distribution occurs up to but not including the date of such event and the denominator of which is the number of days in that Month.

3.15.1.6     Calculation of Designated Percentage

            The Corporation shall as promptly as practicable calculate the Designated Percentage for each Month and give notice thereof to all stock exchanges in Canada on which the Series W Preferred Shares are listed for trading or if the Series W Preferred Shares are not listed on a stock exchange in Canada to the Investment Dealers Association of Canada.

3.15.2     Rights on Liquidation

            In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series W Preferred Shares shall be entitled to receive $25.00 per Series W Preferred Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series W Preferred Shares. Upon payment of such amounts, the holders of the Series W Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

3.15.3     Redemption at the Option of the Corporation

     The Corporation may not redeem any of the Series W Preferred Shares prior to September 1, 2007. Subject to applicable law and section 3.15.5 hereof, upon giving notice as hereinafter provided, the Corporation may:

(i)	on September 1, 2007, redeem all, but not less than all, of the outstanding Series W Preferred Shares, on payment of $25.00 for each such share to be redeemed;

(ii)

after September 1, 2007, if the date of such redemption is during the Floating Rate Unlisted Period, redeem at any time all, but not less than all, of the outstanding Series W Preferred Shares, on payment of $25.00 for each such share to be redeemed; and

(iii)

after September 1, 2007, if the date of such redemption is during the Floating Rate Listed Period, redeem at any time all, but not less than all, of the outstanding Series W Preferred Shares, on payment of $25.50 for each share to be so redeemed;

in each case, together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

     The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series W Preferred Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of Series W Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series W Preferred Shares to be redeemed. Such notice shall set out the number of such Series W Preferred Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series W Preferred Shares to be redeemed the redemption price on presentation and surrender at any place or places within Canada designated by such notice, of the certificate or certificates for such Series W Preferred Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; from and after the date specified in any such notice, the Series W Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series W Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

3.15.4     Conversion of Series W Preferred Shares

3.15.4.1     Conversion at the Option of the Holder

     Holders of Series W Preferred Shares shall have the right, at their option, on September 1, 2007 and on September 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and conditions hereof, all or any Series W Preferred Shares registered in their name into Series X Preferred Shares of the Corporation on the basis of one (1) Series X Preferred Share for each Series W Preferred Share. The Corporation shall give notice in writing to the then holders of the Series W Preferred Shares of the Selected Percentage Rate (as defined in section 3.16.1.1 of the articles of the Corporation relating to the Series X Preferred Shares) determined by the Board of Directors to be applicable for the next succeeding Fixed Dividend Rate Period (as defined in section 3.16.1.1 of the articles of the Corporation relating to the Series X Preferred Shares) and of the conversion right provided for herein; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of the Series W Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.

     If the Corporation gives notice as provided in section 3.15.3 to the holders of the Series W Preferred Shares of the redemption of all the Series W Preferred Shares, the Corporation shall not be required to give notice as provided in this section 3.15.4.1 to the holders of the Series W Preferred Shares of a Selected Percentage Rate (as defined in section 3.16.1.1 of the articles of the Corporation relating to the Series X Preferred Shares) for the Series X Preferred Shares or of the conversion right and the right of any holder of Series W Preferred Shares to convert such Series W Preferred Shares as herein provided shall cease and terminate in that event.

     Holders of Series W Preferred Shares shall not be entitled to convert their shares into Series X Preferred Shares if, following the close of business on the 14th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series X Preferred Shares, after taking into account all Series W Preferred Shares tendered for conversion into Series X Preferred Shares and all Series X Preferred Shares tendered for conversion into Series W Preferred Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 3.15.4.1, to all affected holders of Series W Preferred Shares at least seven (7) days prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series W Preferred Shares, who have surrendered for conversion any certificate or certificates representing Series W Preferred Shares, new certificates representing the Series W Preferred Shares represented by any certificate or certificates surrendered as aforesaid.

3.15.4.2     Automatic Conversion

     If following the close of business on the 14th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series W Preferred Shares after taking into account all Series W Preferred Shares tendered for conversion into Series X Preferred Shares and all Series X Preferred Shares tendered for conversion into Series W Preferred Shares, then, all, but not part, of the remaining outstanding Series W Preferred Shares shall automatically be converted into Series X Preferred Shares on the basis of one (1) Series X Preferred Share for each Series W Preferred Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 3.15.4.1, to the holders of such remaining Series W Preferred Shares at least seven (7) days prior to the Conversion Date.

3.15.4.3     Manner of Exercise of Conversion Privilege

     The conversion of Series W Preferred Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 14th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series W Preferred Shares are transferable accompanied by: i) payment or evidence of payment of the tax (if any) payable as provided in this section 3.15.4.3; and ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series W Preferred Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series W Preferred Shares represented by such certificate or certificates which have not been converted.

     In the event the Corporation is required to convert all remaining outstanding Series W Preferred Shares into Series X Preferred Shares on the applicable Conversion Date as provided for in section 3.15.4.2, the Series W Preferred Shares, in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series X Preferred Shares and the holders thereof shall be deemed to be holders of Series X Preferred Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series W Preferred Shares were transferable of the certificate or certificates representing Series W Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series X Preferred Shares in the manner and subject to the terms and provisions as provided in this section 3.15.4.3.

     As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series W Preferred Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series X Preferred Shares and the number of remaining Series W Preferred Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series W Preferred Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series X Preferred Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series X Preferred Shares at such time.

     The holder of any Series W Preferred Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into a Series X Preferred Share after such record date and on or before the date of the payment of such dividend.

     The issuance of certificates for the Series X Preferred Shares upon the conversion of Series W Preferred Shares shall be made without charge to the converting holders of Series W Preferred Shares for any fee or tax in respect of the issuance of such certificates or the Series X Preferred Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series X Preferred Shares are issued in respect of the issuance of such Series X Preferred Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series W Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

3.15.4.4     Status of Converted Series W Preferred Shares

     All Series W Preferred Shares converted into Series X Preferred Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.

3.15.5     Restrictions on Dividends and Retirement of Shares

     Without the approval of the holders of outstanding Series W Preferred Shares:

(a)       the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series W Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series W Preferred Shares;

(b)       the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series W Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series W Preferred Shares);

(c)       the Corporation shall not purchase or otherwise retire less than all of the Series W Preferred Shares then outstanding; or

(d)       the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series W Preferred Shares provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series W Preferred Shares;

unless, in each such case, all cumulative dividends on outstanding Series W Preferred Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

     Any approval of the holders of Series W Preferred Shares required to be given pursuant to this section 3.15.5 may be given in accordance with the second paragraph of section 3.15.7 and section 3.15.10. Notwithstanding the provisions of section 3.15.10 hereof, any approval required to be given pursuant to this section 3.15.5 shall be required to be given only by the affirmative vote of the holders of the majority of the Series W Preferred Shares present or represented at a meeting, or adjourned meeting, of the holders of Series W Preferred Shares duly called for the purpose and at which a quorum is present.

3.15.6     Purchase for Cancellation

     The Corporation may at any time purchase for cancellation the whole or any part of the Series W Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.

3.15.7     Voting Rights

     If the Corporation fails to pay eight (8) dividends on the Series W Preferred Shares, whether or not consecutive, the holders of the Series W Preferred Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one (1) vote for each Series W Preferred Share held, until all such arrears of dividends on the Series W Preferred Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this section 3.15.7.

     In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series W Preferred Shares voting as a series or as part of a class, each Series W Preferred Share shall entitle the holder thereof to one (1) vote for such purpose.

3.15.8     Issue of Additional Preferred Shares

     The Corporation may issue additional series of First Preferred Shares ranking on a parity with the Series W Preferred Shares without the authorization of the holders of the Series W Preferred Shares.

3.15.9     Modifications

     The provisions attaching to the Series W Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with section 3.15.10.

     None of the series provisions of the articles of the Corporation relating to the Series W

Preferred Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series X Preferred Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

3.15.10     Approval of Holders of Series W Preferred Shares

     Any approval given by the holders of the Series W Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series W Preferred Shares as provided in the provisions attaching to the First Preferred Shares as a class, which provisions shall apply mutatis mutandis.

3.15.11     Tax Election

     The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series W Preferred Shares will be required to pay tax on dividends received on the Series W Preferred Shares under section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.

3.15.12     Mail Service Interruption

     If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series W Preferred Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)       give such notice by telex, telecopier or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montréal and Toronto and such notice shall be deemed to have been given on the date on which such telex, telecopier or telegraph communication was given or on the date on which the first publication has taken place; and

(b)       fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montréal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the event of the address of any such holder not appearing on the securities register of the Corporation, then at the last address of such holder known to the Corporation.

3.15.13     Notice of Annual Dividend Rate Applicable to the Series X Preferred Shares

     Within three (3) business days of the determination of the Annual Dividend Rate (as defined in section 3.16.1.1 of the articles of the Corporation relating to the Series X Preferred Shares) the Corporation shall give notice thereof to the holders of the Series W Preferred Shares by publication once in the national edition of the Globe and Mail in the English language and once in the City of Montréal in both the French and English languages in a daily newspaper of general circulation in Montréal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

3.15.14     Listing of Series W Preferred Shares

     Upon receipt of a Qualifying Listing Request, the Corporation shall use its reasonable best efforts to obtain within 120 days thereafter a conditional listing for the Series W Preferred Shares on the Exchange and thereafter, should such listing be obtained, to maintain a listing for so long as in the aggregate there are at least 1,000,000 Series W Preferred Shares and/or Series X Preferred Shares outstanding. For greater certainty, however, the Corporation shall not be in breach of its obligations hereunder if the Requesting Holders of such Qualifying Listing Request do not sell such number of Series W Preferred Shares to such number of holders so as to meet the then listing requirements of the Exchange. The Corporation shall pay all fees and costs incidental to obtaining and maintaining such listing.

3.15.15     Definitions

     In the provisions herein contained attaching to the Series W Preferred Shares:

(a)       “accrued and unpaid dividends” means: i) during the Fixed Rate Period, the aggregate of (A) all unpaid dividends on the Series W Preferred Shares for any Dividend Period and (B) the amount calculated as though dividends on each Series W Preferred Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable to but excluding the date to which the computation of accrued dividends is to be made; and ii) during the Floating Rate Unlisted Period and the Floating Rate Listed Period, the aggregate of (A) all unpaid dividends on the Series W Preferred Shares for any Dividend Period and (B) the amount calculated as though dividends on each Series W Preferred Share had been accruing on a day-to-day basis from and including the first day of the Month immediately following the Dividend Period with respect to which the last monthly dividend will be or was, as the case may be, payable to but excluding the date to which the computation of accrued dividends is to be made; and

(b)       “in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

3.15.16     Interpretation

     In the event that any date on which any dividend on the Series W Preferred Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series W Preferred Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.

3.16     Series X Preferred Shares

     No Series X Preferred Shares shall be issued by the Corporation prior to September 1, 2007. The Series X Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

3.16.1     Dividend

3.16.1.1     Definitions

     For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a)       “Annual Dividend Rate” means for any Fixed Dividend Rate Period the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth of one percent (0.001%)) which is equal to the Government of Canada Yield multiplied by the Selected Percentage Rate for such Fixed Dividend Rate Period;

(b)       “Dividend Payment Date” means the first day of each of March, June, September and December in each year;

(c)       “Exchange” means The Montreal Exchange or The Toronto Stock Exchange;

(d)       “Fixed Dividend Rate Period” means for the initial Fixed Dividend Rate Period, the period commencing on September 1, 2007 and ending on and including August 31, 2012, and for each succeeding Fixed Dividend Rate Period, the period commencing on the day immediately following the end of the immediately preceding Fixed Dividend Rate Period and ending on and including the last day of August in the fifth year immediately thereafter;

(e)       “Government of Canada Yield” on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the Board of Directors, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years;

(f)       “Qualifying Listing Request” means a request to list the Series X Preferred Shares on the Exchange by holders holding together in the aggregate at least 2,800,000 Series X Preferred Shares and/or Series W Preferred Shares (“Requesting Holders”) who have committed to use all commercially reasonable best efforts to sell to unrelated parties through the facilities of the Exchange before the applicable Sale Completion Date, such number of Series X Preferred Shares and/or Series W Preferred Shares to such number of holders so as to meet the then listing requirements of the Exchange (but in any event, in the aggregate at least 2,800,000 Series X Preferred Shares and/or Series W Preferred Shares), provided that such request may not be made within six (6) months of the last Qualifying Listing Request by any holder of Series W Preferred Shares and/or Series X Preferred Shares;

(g)       “Sale Completion Date” for any Qualifying Listing Request means the applicable date after the conditional listing, if obtained, of the Series X Preferred Shares on the Exchange pursuant to such request (the “Conditional Listing”) determined as follows:

(i)

if during the period commencing with the date of such request and terminating 30 days from the date of the Conditional Listing, the Corporation announces publicly its intention to issue by way of a public offering at least $50,000,000 of Substantially Similar Preferred Shares, the applicable date shall be 120 days from the date of the Conditional Listing;

(ii)

(a) if there has occurred an Unusual Event during the period commencing with the date of such request and terminating 30 days from the date of the Conditional Listing; or (b) in the event the Corporation announces publicly its intention to issue Substantially Similar Preferred Shares in accordance with section 3.16.1.1(g)(i) hereof during the period commencing with a date of such request and terminating 120 days from the date of the Conditional Listing and if there has occurred an Unusual Event during such period, the applicable date shall be 210 days and 300 days respectively from the date of the Conditional Listing; and

(iii)	in all other cases, the applicable date shall be 30 days from the date of the Conditional Listing;

(h)       “Selected Percentage Rate” for each Fixed Dividend Rate Period means the rate of interest, expressed as a percentage of the Government of Canada Yield, determined by the Board of Directors as set forth in the notice to the holders of the Series X Preferred Shares given in accordance with the provisions of section3.16.4.1, which rate of interest shall be not less than 80% of the Government of Canada Yield; and

(i)       “Substantially Similar Preferred Shares” means preferred shares of the Corporation:

(i)	which are of the same class as the Series X Preferred Shares;

(ii)

the holders of which are entitled to cumulative preferred cash dividends payable at a fixed rate for an initial pre-determined period and thereafter are entitled to cumulative preferred cash dividends payable at a floating rate fixed every five years;

and

(iii)	which are convertible into another series of preferred shares of the Corporation;

(j)       “Unusual Event” for a Sale Completion Date means any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the reasonable opinion of the Requesting Holders, seriously adversely affects, or involves, or will seriously affect, or involve, the market for the Series W Preferred Shares and/or Series X Preferred Shares.

3.16.1.2     General

     The holders of the Series X Preferred Shares shall be entitled to receive fixed, cumulative, preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, in the amount per share per annum determined by multiplying the Annual Dividend Rate by $25.00, payable quarterly in respect of each 12 month period on the first day of March, June, September and December by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers.

     Dividends declared on the Series X Preferred Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series X Preferred Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series X Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series X Preferred Shares at his address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.

3.16.1.3     Calculation of Annual Dividend Rate

     The Corporation shall calculate on the 21st day prior to the first day of each Fixed Dividend Rate Period the Annual Dividend Rate for each Fixed Dividend Rate Period based upon the Selected Percentage Rate and the Government of Canada Yield in effect at 10:00 A.M. (Montréal time) on the said 21st day prior to the first day of each Fixed Dividend Rate Period and give notice thereof: (i) within one (1) business day to all stock exchanges in Canada on which the Series X Preferred Shares are listed for trading or if the Series X Preferred Shares are not listed on a stock exchange in Canada, to the Investment Dealers Association of Canada; and (ii) within three (3) business days to, except in relation to the initial Fixed Dividend Rate Period, the holders of the Series X Preferred Shares by publication once in the national edition of the Globe and Mail in the English language and once in the City of Montréal in both the French and English languages in a daily newspaper of general circulation in Montréal; provided that if any such newspaper is not being generally circulated at that time such notice shall be published in another equivalent publication.

3.16.2     Rights on Liquidation

     In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series X Preferred Shares shall be entitled to receive $25.00 per Series X Preferred Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series X Preferred Shares. Upon payment of such amounts, the holders of the Series X Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

3.16.3     Redemption at the Option of the Corporation

     The Corporation may not redeem any of the Series X Preferred Shares prior to September 1, 2012. Subject to applicable law and section 3.16.5 hereof, upon giving notice as hereinafter provided, the Corporation may, on September 1, 2012 or on September 1 in every fifth year thereafter, redeem at any time all, but not less than all, the outstanding Series X Preferred Shares on payment of $25.00 for each such share to be redeemed together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

     The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series X Preferred Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of Series X Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series X Preferred Shares to be redeemed. Such notice shall set out the number of such Series X Preferred Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series X Preferred Shares to be redeemed the redemption price on presentation and surrender at any place within Canada designated by such notice, of the certificate or certificates for such Series X Preferred Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; from and after the date specified in any such notice, the Series X Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series X Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

3.16.4     Conversion of Series X Preferred Shares

3.16.4.1     Conversion at the Option of the Holder

     Holders of Series X Preferred Shares shall have the right, at their option, on September 1, 2012 and on September 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and provisions hereof, all or any Series X Preferred Shares registered in their name into Series W Preferred Shares of the Corporation on the basis of one (1) Series W Preferred Share for each Series X Preferred Share. The Corporation shall give notice in writing to the then holders of the Series X Preferred Shares of the Selected Percentage Rate determined by the Board of Directors to be applicable for the next succeeding Fixed Dividend Rate Period and of the conversion right provided for herein; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of the Series X Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.

     If the Corporation gives notice as provided in section 3.16.3 to the holders of the Series X Preferred Shares of the redemption of all the Series X Preferred Shares, the Corporation shall not be required to give notice as provided in this section 3.16.4.1 to the holders of the Series X Preferred Shares of a Selected Percentage Rate or of the conversion right and the right of any holder of Series X Preferred Shares to convert such Series X Preferred Shares as herein provided shall cease and terminate in that event.

            Holders of Series X Preferred Shares shall not be entitled to convert their shares into Series W Preferred Shares if, following the close of business on the 14th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series W Preferred Shares after taking into account all Series X Preferred Shares tendered for conversion into Series W Preferred Shares and all Series W Preferred Shares tendered for conversion into Series X Preferred Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 3.16.4.1, to all affected holders of Series X Preferred Shares at least seven (7) days prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series X Preferred Shares, who have surrendered for conversion any certificate or certificates representing Series X Preferred Shares, new certificates representing the Series X Preferred Shares represented by any certificate or certificates surrendered as aforesaid.

3.16.4.2     Automatic Conversion

            If following the close of business on the 14th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series X Preferred Shares after taking into account all Series X Preferred Shares tendered for conversion into Series W Preferred Shares and all Series W Preferred Shares tendered for conversion into Series X Preferred Shares, then, all, but not part, of the remaining outstanding Series X Preferred Shares shall automatically be converted into Series W Preferred Shares on the basis of one (1) Series W Preferred Share for each Series X Preferred Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 3.16.4.1, to the holders of such remaining Series X Preferred Shares at least seven (7) days prior to the Conversion Date.

3.16.4.3     Manner of Exercise of Conversion Privilege

            The conversion of Series X Preferred Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 14th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series X Preferred Shares are transferable accompanied by: (1) payment or evidence of payment of the tax (if any) payable as provided in this section 3.16.4.3; and (2) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series X Preferred Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series X Preferred Shares represented by such certificate or certificates which have not been converted.

            In the event the Corporation is required to convert all remaining outstanding Series X Preferred Shares into Series W Preferred Shares on the applicable Conversion Date as provided for in section 3.16.4.2, the Series X Preferred Shares in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series W Preferred Shares and the holders thereof shall be deemed to be holders of Series W Preferred Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series X Preferred Shares were transferable of the certificate or certificates representing Series X Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series W Preferred Shares in the manner and subject to the terms and provisions as provided in this section 3.16.4.3.

            As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series X Preferred Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series W Preferred Shares and the number of remaining Series X Preferred Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of theholder of such Series X Preferred Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series W Preferred Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series W Preferred Shares at such time.

            The holder of any Series X Preferred Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into a Series W Preferred Share after such record date and on or before the date of the payment of such dividend.

            The issuance of certificates for the Series W Preferred Shares upon the conversion of Series X Preferred Shares shall be made without charge to the converting holders of Series X Preferred Shares for any fee or tax in respect of the issuance of such certificates or the Series W Preferred Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series W Preferred Shares are issued in respect of the issuance of such Series W Preferred Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series X Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

3.16.4.4     Status of Converted Series X Preferred Shares

            All Series X Preferred Shares converted into Series W Preferred Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.

3.16.5     Restrictions on Dividends and Retirement of Shares

            Without the approval of the holders of outstanding Series X Preferred Shares:

(a)       the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series X Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series X Preferred Shares;

(b)      the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series X Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series X Preferred Shares);

(c)       the Corporation shall not purchase or otherwise retire less than all of the Series X Preferred Shares then outstanding; or

(d)       the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series X Preferred Shares provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series X Preferred Shares;

unless, in each such case, all cumulative dividends on outstanding Series X Preferred Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

            Any approval of the holders of the Series X Preferred Shares required to be given pursuant to this section 3.16.5 may be given in accordance with the second paragraph of section 3.16.7 and section 3.16.10. Notwithstanding the provisions of section 3.16.10 hereof, any approval required to be given pursuant to this section 3.16.5 shall be required to be given only by the affirmative vote of the holders of the majority of the Series X Preferred Shares present or represented at a meeting or adjourned meeting, of the holders of Series X Preferred Shares duly called for the purpose and at which a quorum is present.

3.16.6     Purchase for Cancellation

            The Corporation may at any time purchase for cancellation the whole or any part of the Series X Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.

3.16.7     Voting Rights

            If the Corporation fails to pay eight (8) dividends on the Series X Preferred Shares, whether or not consecutive, the holders of the Series X Preferred Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one (1) vote for each Series X Preferred Share held, until all such arrears of dividends on the Series X Preferred Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this section 3.16.7.

            In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series X Preferred Shares voting as a series or as part of a class, each Series X Preferred Share shall entitle the holder thereof to one (1) vote for such purpose.

3.16.8     Issue of Additional Preferred Shares

            The Corporation may issue additional series of First Preferred Shares ranking on a parity with the Series X Preferred Shares without the authorization of the holders of the Series X Preferred Shares.

3.16.9     Modifications

            The provisions attaching to the Series X Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with section 3.16.10.

            None of the series provisions of the articles of the Corporation relating to the Series X Preferred Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series W Preferred Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

3.16.10     Approval of Holders of Series X Preferred Shares

            Any approval given by the holders of the Series X Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series X Preferred Shares as provided in the provisions attaching to the First Preferred Shares as a class, which provisions shall apply mutatis mutandis.

3.16.11     Tax Election

            The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series X Preferred Shares will be required to pay tax on dividends received on the Series X Preferred Shares under section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.

3.16.12     Mail Service Interruption

            If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series X Preferred Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)       give such notice by telex, telecopier or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montréal and Toronto and such notice shall be deemed to have been given on the date on which such telex, telecopier or telegraph communication was given or on the date on which the first publication has taken place; and

(b)       fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montréal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the event of the address of any such holder not appearing on the securities register of the Corporation, then at the last address of such holder known to the Corporation.

3.16.13     Listing of Series X Preferred Shares

            Upon receipt of a Qualifying Listing Request, the Corporation shall use its reasonable best efforts to obtain within 120 days thereafter a conditional listing for the Series X Preferred Shares on the Exchange and thereafter, should such listing be obtained, to maintain a listing for so long as in the aggregate there are at least 1,000,000 Series X Preferred Shares and/or Series W Preferred Shares outstanding. For greater certainty, however, the Corporation shall not be in breach of its obligations hereunder if the Requesting Holders of such Qualifying Listing Request do not sell such number of Series X Preferred Shares to such number of holders so as to meet the then listing requirements of the Exchange. The Corporation shall pay all fees and costs incidental to obtaining and maintaining such listing.

3.16.14     Definitions

            In the provisions herein contained attaching to the Series X Preferred Shares:

(a)       “accrued and unpaid dividends” means the aggregate of: (i) all unpaid dividends on the Series X Preferred Shares for any quarterly period; and (ii) the amount calculated as though dividends on each Series X Preferred Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable to but excluding the date to which the computation of accrued dividends is to be made; and

(b)       “in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

3.16.15     Interpretation

            In the event that any date on which any dividend on the Series X Preferred Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series X Preferred Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.

3.17     Series Y Preferred Shares

            The Series Y Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

3.17.1     Dividend

3.17.1.1     Definitions

            For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a)       “Adjustment Factor” for any Month means the percentage per annum, positive or negative, based on the Calculated Trading Price of the Series Y Preferred Shares for the preceding Month, determined in accordance with the following table:

If Calculated Trading	The Adjustment Factor as a
Price Is	Percentage of Prime Shall Be
$25.50 or more	-4.00%
$25.375 and less than $25.50	-3.00%
$25.25 and less than $25.375	-2.00%
$25.125 and less than $25.25	-1.00%
Greater than $24.875 and less than $25.125	nil
Greater than $24.75 to $24.875	1.00%
Greater than $24.625 to $24.75	2.00%
Greater than $24.50 to $24.625	3.00%
$24.50 or less	4.00%

The maximum Adjustment Factor for any Month will be ±4.00%.

            If in any Month there is no trade on the Exchange of Series Y Preferred Shares of a board lot or more, the Adjustment Factor for the following Month shall be nil;

(b)       “Annual Dividend Rate” means the Annual Fixed Dividend Rate or the Annual Floating Dividend Rate, whichever is provided by this section 3.17.1 to be applicable at the relevant time;

(c)       “Annual Fixed Dividend Rate” means 4.60% per annum;

(d)      “Annual Floating Dividend Rate” means for any Month the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth (1/1000) of one percent (0.001%)) which is equal to Prime multiplied by the Designated Percentage for such Month;

(e)       “Banks” means any two of Royal Bank of Canada, Bank of Montreal, The Bank of Nova Scotia, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce and any successor of any of them as may be designated from time to time by the Board of Directors by notice given to the transfer agent for the Series Y Preferred Shares, such notice to take effect on, and to be given at least two (2) business days prior to, the commencement of a particular Dividend Period and, until such notice is first given, means Royal Bank of Canada and The Toronto-Dominion Bank;

(f)       “Calculated Trading Price” for any Month means:

(i)	the aggregate of the Daily Adjusted Trading Value for all Trading Days in such Month;

divided by
(ii)	the aggregate of the Daily Trading Volume for all Trading Days in such Month;

(g)       “Daily Accrued Dividend Deduction” for any Trading Day means:

(i)	the product obtained by multiplying the dividend accrued on a Series Y Preferred Share in respect of the Month in which the Trading Day falls by the number of days elapsed from but excluding the day prior to the Ex-Dividend Date immediately preceding such Trading Day to and including such Trading Day (or if such Trading Day is an Ex-Dividend Date, by one (1) day);

divided by

(ii)	the number of days from and including such Ex-Dividend Date to but excluding the following Ex-Dividend Date;

(h)       “Daily Adjusted Trading Value” for any Trading Day means:

(i)

the aggregate dollar value of all transactions of Series Y Preferred Shares on the Exchange (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day;

less

(ii)	the Daily Trading Volume for such Trading Day multiplied by the Daily Accrued Dividend Deduction for such Trading Day;

(i)       “Daily Trading Volume” for any Trading Day means the aggregate number of Series Y Preferred Shares traded in all transactions (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day on the Exchange;

(j)       “Deemed Record Date” means the last Trading Day of a Month with respect to which no dividend is declared by the Board of Directors;

(k)      “Designated Percentage” for the Month of December 2002, means 80 percent (80%) and for each Month thereafter means the Adjustment Factor for such Month plus the Designated Percentage for the preceding Month, provided that the Annual Floating Dividend Rate for any Month shall in no event be less than 50% of Prime for such Month or more than 100% of Prime for such Month;

(l)       “Dividend Payment Date” means:

(i)	during the Fixed Rate Period, the first day of each of March, June, September and December in each year; and

(ii)	during the Floating Rate Period, the twelfth day of each Month commencing with the Month of January 2003;

        and the first Dividend Payment Date shall be March 1, 1998;

(m)     “Dividend Period” means:

(i)	during the Fixed Rate Period, the period from and including a Dividend Payment Date to but not including the next succeeding Dividend Payment Date; and

(ii)	during the Floating Rate Period, a Month;

(n)       “Ex-Dividend Date” means:

(i)

the Trading Day which, under the rules or normal practices of the Exchange, is designated or recognized as the ex-dividend date relative to any dividend record date for the Series Y Preferred Shares; or

(ii)	if the Board of Directors fails to declare a dividend in respect of a Month, the Trading Day which, under the rules or normal practices of the Exchange, would be recognized as the Ex-Dividend Date relative to any Deemed Record Date for the Series Y Preferred Shares;

(o)       “Exchange” means The Montreal Exchange or The Toronto Stock Exchange or such other exchange or trading market in Canada as may be determined from time to time by the Corporation as being the principal trading market for the Series Y Preferred Shares;

(p)       “Fixed Rate Period” means the period commencing with the date of issue of the Series Y Preferred Shares and ending on and including November 30, 2002;

(q)       “Floating Rate Period” means the period commencing immediately after the end of the Fixed Rate Period and continuing for so long as any of the Series Y Preferred Shares shall be outstanding;

(r)       “Month” means a calendar month;

(s)       “Prime” for a Month means the average (rounded to the nearest one-thousandth (1/1000) of one percent (0.001%)) of the Prime Rate in effect on each day of such Month;

(t)       “Prime Rate” for any day means the average (rounded to the nearest one-thousandth (1/1000) of one percent (0.001%)) of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada. If one of the Banks does not have such an interest rate in effect on a day, the Prime Rate for such day shall be such interest rate in effect for that day of the other Bank; if both Banks do not have such an interest rate in effect on a day, the Prime Rate for that day shall be equal to one and a half percent (1.5%) per annum plus the average yield expressed as a percentage per annum on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect on a day and the Bank of Canada does not report such average yield per annum, the Prime Rate for that day shall be equal to the Prime Rate for the next preceding day. The Prime Rate and Prime shall be determined from time to time by an officer of the Corporation from quotations supplied by the Banks or otherwise publicly available. Such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series Y Preferred Shares;

(u)        “Trading Day” means, if the Exchange is a stock exchange in Canada, a day on which the Exchange is open for trading or, in any other case, a business day.

3.17.1.2     General

            The holders of the Series Y Preferred Shares shall be entitled to receive cumulative preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, at the rates and times herein provided. Dividends on the Series Y Preferred Shares shall accrue on a daily basis from and including the date of issue thereof, and shall be payable quarterly during the Fixed Rate Period and monthly during the Floating Rate Period. Payment of the dividend on the Series Y Preferred Shares payable on any Dividend Payment Date (less any tax required to be deducted) shall be made by cheque at par in lawful money of Canada payable at any branch in Canada of the Corporation’s bankers.

            Dividends declared on the Series Y Preferred Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series Y Preferred Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series Y Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series Y Preferred Shares at his address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.

3.17.1.3     Fixed Rate Period

            During the Fixed Rate Period, the dividends in respect of the Series Y Preferred Shares shall be payable quarterly at the Annual Fixed Dividend Rate. Accordingly, on each Dividend Payment Date during the Fixed Rate Period, other than March 1, 1998, but including December 1, 2002, the dividend payable shall be $0.2875 per Series Y Preferred Share. The amount of the first quarterly dividend payable on each Series Y Preferred Share on March 1, 1998, shall be $0.23 per share.

3.17.1.4     Floating Rate Period

            During the Floating Rate Period, the dividends in respect of the Series Y Preferred Shares shall be payable monthly at the Annual Floating Dividend Rate as calculated from time to time. Accordingly, on each Dividend Payment Date during the Floating Rate Period, the dividend payable on the Series Y Preferred Shares shall be that amount (rounded to the nearest one-thousandth (1/1000) of one cent) obtained by multiplying $25.00 by the Annual Floating Dividend Rate applicable to the Month preceding such Dividend Payment Date and by dividing the product by twelve. The record date for the purpose of determining holders of Series Y Preferred Shares entitled to receive dividends on each Dividend Payment Date during the Floating Rate Period shall be the last Trading Day of the next preceding Month. In the event of the redemption or purchase of the Series Y Preferred Shares during the Floating Rate Period or the distribution of the assets of the Corporation during the Floating Rate Period as contemplated by section 3.17.2 hereof, the amount of the dividend which has accrued during the Month in which such redemption, purchase or distribution occurs shall be the amount (rounded to the nearest one-thousandth (1/1000) of one cent) calculated by multiplying:

(i)	the amount obtained by multiplying $25.00 by one-twelfth (1/12) of the Annual Floating Dividend Rate applicable to the preceding Month; by

(ii)

a fraction of which the numerator is the number of days elapsed in the Month in which such redemption, purchase or distribution occurs up to but not including the date of such event and the denominator of which is the number of days in that Month.

3.17.1.5     Calculation of Designated Percentage

            The Corporation shall as promptly as practicable calculate the Designated Percentage for each Month and give notice thereof to all stock exchanges in Canada on which the Series Y Preferred Shares are listed for trading or if the Series Y Preferred Shares are not listed on a stock exchange in Canada to the Investment Dealers Association of Canada.

3.17.2     Rights on Liquidation

            In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series Y Preferred Shares shall be entitled to receive $25.00 per Series Y Preferred Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series Y Preferred Shares. Upon payment of such amounts, the holders of the Series Y Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

3.17.3     Redemption at the Option of the Corporation

            The Corporation may not redeem any of the Series Y Preferred Shares prior to December 1, 2002. Subject to applicable law and section 3.17.5 hereof, upon giving notice as hereinafter provided, the Corporation may: i) on December 1, 2002 redeem all, but not less than all, of the outstanding Series Y Preferred

Shares, on payment of $25.00 for each such share to be redeemed; and ii) subsequent to December 1, 2002 redeem at any time all, but not less than all, of the outstanding Series Y Preferred Shares, on payment of $25.50 for each such share to be redeemed, in each case, together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

            The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series Y Preferred Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of Series Y Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series Y Preferred Shares to be redeemed. Such notice shall set out the number of such Series Y Preferred Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series Y Preferred Shares to be redeemed the redemption price on presentation and surrender at any place or places within Canada designated by such notice, of the certificate or certificates for such Series Y Preferred Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; from and after the date specified in any such notice, the Series Y Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series Y Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

3.17.4     Conversion of Series Y Preferred Shares

3.17.4.1     Conversion at the Option of the Holder

            Holders of Series Y Preferred Shares shall have the right, at their option, on December 1, 2002 and on December 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and conditions hereof, all or any Series Y Preferred Shares registered in their name into Series Z Preferred Shares of the Corporation on the basis of one (1) Series Z Preferred Share for each Series Y Preferred Share. The Corporation shall give notice in writing to the then holders of the Series Y Preferred Shares of the Selected Percentage Rate (as defined in section 3.18.1.1 of the articles of the Corporation relating to the Series Z Preferred Shares) determined by the Board of Directors to be applicable for the next succeeding Fixed Dividend Rate Period (as defined in section 3.18.1.1 of the articles of the Corporation relating to the Series Z Preferred Shares) and of the conversion right provided for herein; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of the Series Y Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.

            If the Corporation gives notice as provided in section 3.17.3 to the holders of the Series Y Preferred Shares of the redemption of all the Series Y Preferred Shares, the Corporation shall not be required to give notice as provided in this section 3.17.4.1 to the holders of the Series Y Preferred Shares of a Selected Percentage Rate (as defined in section 3.18.1.1 of the articles of the Corporation relating to the Series Z Preferred Shares) for the Series Z Preferred Shares or of the conversion right and the right of any holder of Series Y

Preferred Shares to convert such Series Y Preferred Shares as herein provided shall cease and terminate in that event.

            Holders of Series Y Preferred Shares shall not be entitled to convert their shares into Series Z Preferred Shares if, following the close of business on the 14th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series Z Preferred Shares, after taking into account all Series Y Preferred Shares tendered for conversion into Series Z Preferred Shares and all Series Z Preferred Shares tendered for conversion into Series Y Preferred Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 3.17.4.1, to all affected holders of Series Y Preferred Shares at least seven (7) days prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series Y Preferred Shares, who have surrendered for conversion any certificate or certificates representing Series Y Preferred Shares, new certificates representing the Series Y Preferred Shares represented by any certificate or certificates surrendered as aforesaid.

3.17.4.2     Automatic Conversion

            If following the close of business on the 14th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series Y Preferred Shares after taking into account all Series Y Preferred Shares tendered for conversion into Series Z Preferred Shares and all Series Z Preferred Shares tendered for conversion into Series Y Preferred Shares, then, all, but not part, of the remaining outstanding Series Y Preferred Shares shall automatically be converted into Series Z Preferred Shares on the basis of one (1) Series Z Preferred Share for each Series Y Preferred Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 3.17.4.1, to the holders of such remaining Series Y Preferred Shares at least seven (7) days prior to the Conversion Date.

3.17.4.3     Manner of Exercise of Conversion Privilege

            The conversion of Series Y Preferred Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 14th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series Y Preferred Shares are transferable accompanied by: i) payment or evidence of payment of the tax (if any) payable as provided in this section 3.17.4.3; and ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series Y Preferred Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series Y Preferred Shares represented by such certificate or certificates which have not been converted.

            In the event the Corporation is required to convert all remaining outstanding Series Y Preferred Shares into Series Z Preferred Shares on the applicable Conversion Date as provided for in section 3.17.4.2, the Series Y Preferred Shares, in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series Z Preferred Shares and the holders thereof shall be deemed to be holders of Series Z Preferred Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series Y Preferred Shares were transferable of the certificate or certificates representing Series Y Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series Z Preferred Shares in the manner and subject to the terms and provisions as provided in this section 3.17.4.3.

            As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series Y Preferred Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series Z Preferred Shares and the number of remaining Series Y Preferred Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series Y Preferred Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series Z Preferred Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series Z Preferred Shares at such time.

            The holder of any Series Y Preferred Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into a Series Z Preferred Share after such record date and on or before the date of the payment of such dividend.

            The issuance of certificates for the Series Z Preferred Shares upon the conversion of Series Y Preferred Shares shall be made without charge to the converting holders of Series Y Preferred Shares for any fee or tax in respect of the issuance of such certificates or the Series Z Preferred Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series Z Preferred Shares are issued in respect of the issuance of such Series Z Preferred Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series Y Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

3.17.4.4     Status of Converted Series Y Preferred Shares

            All Series Y Preferred Shares converted into Series Z Preferred Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.

3.17.5     Restrictions on Dividends and Retirement of Shares

            Without the approval of the holders of outstanding Series Y Preferred Shares:

(a)       the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series Y Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series Y Preferred Shares;

(b)       the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series Y Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series Y Preferred Shares);

(c)      the Corporation shall not purchase or otherwise retire less than all of the Series Y Preferred Shares then outstanding; or

(d)      the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series Y Preferred Shares provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series Y Preferred Shares;

unless, in each such case, all cumulative dividends on outstanding Series Y Preferred Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

            Any approval of the holders of Series Y Preferred Shares required to be given pursuant to this section 3.17.5 may be given in accordance with the second paragraph of section 3.17.7 and section 3.17.10. Notwithstanding the provisions of section 3.17.10 hereof, any approval required to be given pursuant to this section 3.17.5 shall be required to be given only by the affirmative vote of the holders of the majority of the Series Y Preferred Shares present or represented at a meeting, or adjourned meeting, of the holders of Series Y Preferred Shares duly called for the purpose and at which a quorum is present.

3.17.6     Purchase for Cancellation

            The Corporation may at any time purchase for cancellation the whole or any part of the Series Y Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.

3.17.7     Voting Rights

            If the Corporation fails to pay eight (8) dividends on the Series Y Preferred Shares, whether or not consecutive, the holders of the Series Y Preferred Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one (1) vote for each Series Y Preferred Share held, until all such arrears of dividends on the Series Y Preferred Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this section 3.17.7.

            In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series Y Preferred Shares voting as a series or as part of a class, each Series Y Preferred Share shall entitle the holder thereof to one (1) vote for such purpose.

3.17.8     Issue of Additional Preferred Shares

            The Corporation may issue additional series of First Preferred Shares ranking on a parity with the Series Y Preferred Shares without the authorization of the holders of the Series Y Preferred Shares.

3.17.9     Modifications

            The provisions attaching to the Series Y Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with section 3.17.10.

            None of the series provisions of the articles of the Corporation relating to the Series Y Preferred Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series Z Preferred Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

3.17.10     Approval of Holders of Series Y Preferred Shares

            Any approval given by the holders of the Series Y Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series Y Preferred Shares as provided in the provisions attaching to the First Preferred Shares as a class, which provisions shall apply mutatis mutandis.

3.17.11     Tax Election

            The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series Y Preferred Shares will be required to pay tax on dividends received on the Series Y Preferred Shares under section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.

3.17.12     Mail Service Interruption

            If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series Y Preferred Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)       give such notice by telex, telecopier or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montréal and Toronto and such notice shall be deemed to have been given on the date on which such telex, telecopier or telegraph communication was given or on the date on which the first publication has taken place; and

(b)       fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montréal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the event of the address of any such holder not appearing on the securities register of the Corporation, then at the last address of such holder known to the Corporation.

3.17.13     Notice of Annual Dividend Rate Applicable to the Series Z Preferred Shares

            Within three (3) business days of the determination of the Annual Dividend Rate (as defined in section 3.18.1.1 of the articles of the Corporation relating to the Series Z Preferred Shares) the Corporation shall give notice thereof to the holders of the Series Y Preferred Shares by publication once in the national edition of The Globe and Mail in the English language and once in the City of Montréal in both the French and English languages in a daily newspaper of general circulation in Montréal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

3.17.14     Definitions

            In the provisions herein contained attaching to the Series Y Preferred Shares:

(a)       “accrued and unpaid dividend” means: i) during the Fixed Rate Period, the aggregate of (A) all unpaid dividends on the Series Y Preferred Shares for any Dividend Period and (B) the amount calculated as though dividends on each Series Y Preferred Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable to but excluding the date to which the computation of accrued dividends is to be made; and ii) during the Floating Rate Period, the aggregate of (A) all unpaid dividends on the Series Y Preferred Shares for any Dividend Period and (B) the amount calculated as though dividends on each Series Y Preferred Share had been accruing on a day-to-day basis from and including the first day of the Month immediately following the Dividend Period with respect to which the last monthly dividend will be or was, as the case may be, payable to but excluding the date to which the computation of accrued dividends is to be made; and

(b)       “in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

3.17.15     Interpretation

            In the event that any date on which any dividend on the Series Y Preferred Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series Y Preferred Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.

3.18     Series Z Preferred Shares

            The Series Z Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

3.18.1     Dividend

3.18.1.1     Definitions

            For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a)       “Annual Dividend Rate” means for any Fixed Dividend Rate Period the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth of one percent (0.001%)) which is equal to the Government of Canada Yield multiplied by the Selected Percentage Rate for such Fixed Dividend Rate Period;

(b)       “Dividend Payment Date” means the first day of each of March, June, September and December in each year;

(c)       “Fixed Dividend Rate Period” means for the initial Fixed Dividend Rate Period, the period commencing on December 1, 2002 and ending on and including November 30, 2007 and for each succeeding Fixed Dividend Rate Period, the period commencing on the day immediately following the end of the immediately preceding Fixed Dividend Rate Period and ending on and including November 30 in the fifth year immediately thereafter;

(d)       “Government of Canada Yield” on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the Board of Directors, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years; and

(e)       “Selected Percentage Rate” for each Fixed Dividend Rate Period means the rate of interest, expressed as a percentage of the Government of Canada Yield, determined by the Board of Directors as set forth in the notice to the holders of the Series Z Preferred Shares given in accordance with the provisions of section 3.18.4.1, which rate of interest shall be not less than 80% of the Government of Canada Yield.

3.18.1.2     General

            The holders of the Series Z Preferred Shares shall be entitled to receive fixed, cumulative, preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, in the amount per share per annum determined by multiplying the Annual Dividend Rate by $25.00, payable quarterly in respect of each 12 month period on the first day of March, June, September and December by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers.

            Dividends declared on the Series Z Preferred Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series Z Preferred Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series Z Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series Z Preferred Shares at his address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.

3.18.1.3     Calculation of Annual Dividend Rate

            The Corporation shall calculate on the 21st day prior to the first day of each Fixed Dividend Rate Period the Annual Dividend Rate for each Fixed Dividend Rate Period based upon the Selected Percentage Rate and the Government of Canada Yield in effect at 10:00 A.M. (Montréal time) on the said 21st day prior to the first day of each Fixed Dividend Rate Period and give notice thereof: (i) within one (1) business day to all stock exchanges in Canada on which the Series Z Preferred Shares are listed for trading or if the Series Z Preferred Shares are not listed on a stock exchange in Canada, to the Investment Dealers Association of Canada; and (ii) within three (3) business days to, except in relation to the initial Fixed Dividend Rate Period, the holders of the Series Z Preferred Shares by publication once in the national edition of The Globe and Mail in the English language and once in the City of Montréal in both the French and English languages in a daily newspaper of general circulation in Montréal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

3.18.2     Rights on Liquidation

            In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series Z Preferred Shares shall be entitled to receive $25.00 per Series Z Preferred Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series Z Preferred Shares. Upon payment of such amounts, the holders of the Series Z Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

3.18.3     Redemption at the Option of the Corporation

            The Corporation may not redeem any of the Series Z Preferred Shares prior to December 1, 2007. Subject to applicable law and section 3.18.5 hereof, upon giving notice as hereinafter provided, the Corporation may, on December 1, 2007 or on December 1 in every fifth year thereafter, redeem at any time all, but not less than all, the outstanding Series Z Preferred Shares on payment of $25.00 for each such share to be redeemed together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

            The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series Z Preferred Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of Series Z Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series Z Preferred Shares to be redeemed. Such notice shall set out the number of such Series Z Preferred Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series Z Preferred Shares to be redeemed the redemption price on presentation and surrender at any place within Canada designated by such notice, of the certificate or certificates for such Series Z Preferred Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; from and after the date specified in any such notice, the Series Z Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series Z Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

3.18.4     Conversion of Series Z Preferred Shares

3.18.4.1     Conversion at the Option of the Holder

            Holders of Series Z Preferred Shares shall have the right, at their option, on December 1, 2007 and on December 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and provisions hereof, all or any Series Z Preferred Shares registered in their name into Series Y Preferred Shares of the Corporation on the basis of one (1) Series Y Preferred Share for each Series Z Preferred Share. The Corporation shall give notice in writing to the then holders of the Series Z Preferred Shares of the Selected Percentage Rate determined by the Board of Directors to be applicable for the next succeeding Fixed Dividend Rate Period and of the conversion right provided for herein; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of the Series Z Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.

            If the Corporation gives notice as provided in section 3.18.3 to the holders of the Series Z Preferred Shares of the redemption of all the Series Z Preferred Shares, the Corporation shall not be required to give notice as provided in this section 3.18.4.1 to the holders of the Series Z Preferred Shares of a Selected Percentage Rate or of the conversion right and the right of any holder of Series Z Preferred Shares to convert such Series Z Preferred Shares as herein provided shall cease and terminate in that event.

            Holders of Series Z Preferred Shares shall not be entitled to convert their shares into Series Y Preferred Shares if, following the close of business on the 14th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series Y Preferred Shares after taking into account all Series Z Preferred Shares tendered for conversion into Series Y Preferred Shares and all Series Y Preferred Shares tendered for conversion into Series Z Preferred Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 3.18.4.1, to all affected holders of Series Z Preferred Shares at least seven (7) days prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series Z Preferred Shares, who have surrendered for conversion any certificate or certificates representing Series Z Preferred Shares, new certificates representing the Series Z Preferred Shares represented by any certificate or certificates surrendered as aforesaid.

3.18.4.2     Automatic Conversion

            If following the close of business on the 14th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series Z Preferred Shares after taking into account all Series Z Preferred Shares tendered for conversion into Series Y Preferred Shares and all Series Y Preferred Shares tendered for conversion into Series Z Preferred Shares, then, all, but not part, of the remaining outstanding Series Z Preferred Shares shall automatically be converted into Series Y Preferred Shares on the basis of one (1) Series Y Preferred Share for each Series Z Preferred Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 3.18.4.1, to the holders of such remaining Series Z Preferred Shares at least seven (7) days prior to the Conversion Date.

3.18.4.3     Manner of Exercise of Conversion Privilege

            The conversion of Series Z Preferred Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 14th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series Z Preferred Shares are transferable accompanied by: (1) payment or evidence of payment of the tax (if any) payable as provided in this section 3.18.4.3; and (2) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series Z Preferred Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series Z Preferred Shares represented by such certificate or certificates which have not been converted.

            In the event the Corporation is required to convert all remaining outstanding Series Z Preferred Shares into Series Y Preferred Shares on the applicable Conversion Date as provided for in section 3.18.4.2, the Series Z Preferred Shares in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series Y Preferred Shares and the holders thereof shall be deemed to be holders of Series Y Preferred Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series Z Preferred Shares were transferable of the certificate or certificates representing Series Z Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series Y Preferred Shares in the manner and subject to the terms and provisions as provided in this section 3.18.4.3.

            As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series Z Preferred Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series Y Preferred Shares and the number of remaining Series Z Preferred Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series Z Preferred Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series Y Preferred Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series Y Preferred Shares at such time.

            The holder of any Series Z Preferred Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into a Series Y Preferred Share after such record date and on or before the date of the payment of such dividend.

            The issuance of certificates for the Series Y Preferred Shares upon the conversion of Series Z Preferred Shares shall be made without charge to the converting holders of Series Z Preferred Shares for any fee or tax in respect of the issuance of such certificates or the Series Y Preferred Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series Y Preferred Shares are issued in respect of the issuance of such Series Y Preferred Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series Z Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

3.18.4.4     Status of Converted Series Z Preferred Shares

            All Series Z Preferred Shares converted into Series Y Preferred Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.

3.18.5     Restrictions on Dividends and Retirement of Shares

            Without the approval of the holders of outstanding Series Z Preferred Shares:

(a)       the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series Z Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series Z Preferred Shares;

(b)      the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series Z Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series Z Preferred Shares);

(c)       the Corporation shall not purchase or otherwise retire less than all of the Series Z Preferred Shares then outstanding; or

(d)       the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series Z Preferred Shares provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series Z Preferred Shares;

unless, in each such case, all cumulative dividends on outstanding Series Z Preferred Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

            Any approval of the holders of the Series Z Preferred Shares required to be given pursuant to this section 3.18.5 may be given in accordance with the second paragraph of section 3.18.7 and section 3.18.10. Notwithstanding the provisions of section 3.18.10 hereof, any approval required to be given pursuant to this section 3.18.5 shall be required to be given only by the affirmative vote of the holders of the majority of the Series Z Preferred Shares present or represented at a meeting or adjourned meeting, of the holders of Series Z Preferred Shares duly called for the purpose and at which a quorum is present.

3.18.6     Purchase for Cancellation

            The Corporation may at any time purchase for cancellation the whole or any part of the Series Z Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.

3.18.7     Voting Rights

            If the Corporation fails to pay eight (8) dividends on the Series Z Preferred Shares, whether or not consecutive, the holders of the Series Z Preferred Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one (1) vote for each Series Z Preferred Share held, until all such arrears of dividends on the Series Z Preferred Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this section 3.18.7.

            In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series Z Preferred Shares voting as a series or as part of a class, each Series Z Preferred Share shall entitle the holder thereof to one (1) vote for such purpose.

3.18.8     Issue of Additional Preferred Shares

            The Corporation may issue additional series of First Preferred Shares ranking on a parity with the Series Z Preferred Shares without the authorization of the holders of the Series Z Preferred Shares.

3.18.9     Modifications

            The provisions attaching to the Series Z Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with section 3.18.10.

            None of the series provisions of the articles of the Corporation relating to the Series Z Preferred Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series Y Preferred Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

3.18.10     Approval of Holders of Series Z Preferred Shares

            Any approval given by the holders of the Series Z Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series Z Preferred Shares as provided in the provisions attaching to the First Preferred Shares as a class, which provisions shall apply mutatis mutandis.

3.18.11     Tax Election

            The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series Z Preferred Shares will be required to pay tax on dividends received on the Series Z Preferred Shares under section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.

3.18.12     Mail Service Interruption

            If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series Z Preferred Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)       give such notice by telex, telecopier or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montréal and Toronto and such notice shall be deemed to have been given on the date on which such telex, telecopier or telegraph communication was given or on the date on which the first publication has taken place; and

(b)       fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montréal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the event of the address of any such holder not appearing on the securities register of the Corporation, then at the last address of such holder known to the Corporation.

3.18.13     Definitions

            In the provisions herein contained attaching to the Series Z Preferred Shares:

(a)        “accrued and unpaid dividends” means the aggregate of: (i) all unpaid dividends on the Series Z Preferred Shares for any quarterly period; and (ii) the amount calculated as though dividends on each Series Z Preferred Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable to but excluding the date to which the computation of accrued dividends is to be made; and

(b)       “in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

3.18.14     Interpretation

            In the event that any date on which any dividend on the Series Z Preferred Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series Z Preferred Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.

3.19     Series AA Preferred Shares

            The Series AA Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

3.19.1     Dividend

3.19.1.1     Definitions

            For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a)       “Annual Dividend Rate” means the Subsequent Fixed Dividend Rate applicable at the relevant time;

(b)       “Dividend Payment Date” means the first day of each of March, June, September and December in each year and the first Dividend Payment Date shall be June 1, 2002;

(c)       “Government of Canada Yield” on any date means the average of the yields determined by two registered Canadian investment dealers, selected by the Corporation, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry, if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years;

(d)       “Electronic Delivery” means the delivery by telecopier, electronic mail, the Internet or other electronic means;

(e)       “Initial Fixed Dividend Amount” means an amount equal to $1.3625 per share per annum;

(f)       “Initial Fixed Rate Period” means the period commencing with the date of issue of the Series AA Preferred Shares and ending on and including August 31, 2007;

(g)       “Subsequent Fixed Dividend Rate” means for any Subsequent Fixed Rate Period the rate of interest expressed as a percentage per annum determined in accordance with section 3.19.1.5 hereof;

(h)       “Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on September 1, 2007 and ending on and including August 31, 2012 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including August 31 in the fifth year thereafter.

3.19.1.2     General

            The holders of the Series AA Preferred Shares shall be entitled to receive fixed, cumulative, preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, at the rates herein provided. Dividends on the Series AA Preferred Shares shall accrue on a daily basis from and including the date of issue thereof, and shall be payable quarterly during the Initial Fixed Rate Period and during any Subsequent Fixed Rate Period. Payment of the dividend on the Series AA Preferred Shares payable on any Dividend Payment Date (less any tax required to be deducted) shall be made by cheque at par in lawful money of Canada payable at any branch in Canada of the Corporation’s bankers.

            Dividends declared on the Series AA Preferred Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series AA Preferred Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series AA Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series AA Preferred Shares at his address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.

3.19.1.3     Initial Fixed Rate Period

            During the Initial Fixed Rate Period, the amount of the dividend in respect of the Series AA Preferred Shares payable quarterly shall be equal to $0.340625 per share. If the original date of issue of the Series AA Preferred Shares is March 1, 2002, the amount of the first quarterly dividend payable on each Series AA Preferred Share on June 1, 2002 shall be $0.340625. Otherwise, the first quarterly dividend payable on each Series AA Preferred Share on June 1, 2002 shall be in the amount (rounded to the nearest one-thousandth (1/1000) of one cent) obtained by multiplying $1.3625 by a fraction of which the numerator is the number of days from and including the original date of issue of the Series AA Preferred Shares to but excluding June 1, 2002, and the denominator is 365.

3.19.1.4     Subsequent Fixed Rate Period

            During any Subsequent Fixed Rate Period, the dividends in respect of the Series AA Preferred Shares shall be payable quarterly at the Subsequent Fixed Dividend Rate. Accordingly, on each Dividend Payment Date during any Subsequent Fixed Rate Period, the dividend payable shall be that amount per share (rounded to the nearest one-thousandth (1/1000) of one cent) obtained by multiplying the Annual Dividend Rate by $25.00 and by dividing the product by four.

3.19.1.5     Determination of Subsequent Fixed Dividend Rate

            The Corporation shall determine on the 25th day prior to the first day of each Subsequent Fixed Rate Period the Annual Dividend Rate for each Subsequent Fixed Rate Period, which Annual Dividend Rate shall not be less than 80% of the Government of Canada Yield in effect at 10:00 A.M. (Montréal Time) on the said 25th day prior to the first day of each Subsequent Fixed Rate Period, and give notice thereof: (i) within one (1) business day to all stock exchanges in Canada on which the Series AA

Preferred Shares are listed for trading or if the Series AA Preferred Shares are not listed on a stock exchange in Canada, to the Investment Dealers Association of Canada; and (ii) within three (3) business days to the holders of the Series AA Preferred Shares by publication once in the national edition of The Globe and Mail in the English language and once in the City of Montréal in both the French and English languages in a daily newspaper of general circulation in Montréal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

3.19.2     Rights on Liquidation

            In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series AA Preferred Shares shall be entitled to receive $25.00 per Series AA Preferred Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series AA Preferred Shares. Upon payment of such amounts, the holders of the Series AA Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

3.19.3     Redemption at the Option of the Corporation

            The Corporation may not redeem any of the Series AA Preferred Shares prior to September 1, 2007. Subject to applicable law and section 3.19.5 hereof, upon giving notice as hereinafter provided, the Corporation may, on September 1, 2007, or on September 1 in every fifth year thereafter, redeem all, but not less than all, of the outstanding Series AA Preferred Shares, on payment of $25.00 for each such share to be redeemed, together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

            The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series AA Preferred Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given, at the option of the Corporation, by courier or by posting the same in a postage paid envelope, in either case, addressed to each holder of Series AA Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or by Electronic Delivery addressed to each holder of Series AA Preferred Shares requesting Electronic Delivery at the last electronic address as provided by the holder to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series AA Preferred Shares to be redeemed. Such notice shall set out the number of such Series AA Preferred Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series AA Preferred Shares to be redeemed the redemption price on presentation and surrender at any place or places within Canada designated by such notice, of the certificate or certificates for such Series AA Preferred Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; from and after the date specified in any such notice, the Series AA Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series AA Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

3.19.4     Conversion of Series AA Preferred Shares

3.19.4.1     Conversion at the Option of the Holder

            Holders of Series AA Preferred Shares shall have the right, at their option, on September 1, 2007 and on September 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and conditions hereof, all or any Series AA Preferred Shares registered in their name into Series AB Preferred Shares of the Corporation on the basis of one (1) Series AB Preferred Share for each Series AA Preferred Share. The Corporation shall give notice in writing to the then holders of the Series AA Preferred Shares of the conversion right provided for herein; such notice shall be given, at the option of the Corporation, by courier or by posting the same in a postage paid envelope, in either case, addressed to each holder of the Series AA Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation or by Electronic Delivery addressed to each holder of Series AA Preferred Shares requesting Electronic Delivery at the last electronic address as provided by the holder to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.

            If the Corporation gives notice as provided in section 3.19.3 to the holders of the Series AA Preferred Shares of the redemption of all the Series AA Preferred Shares, the Corporation shall not be required to give notice as provided in this section 3.19.4.1 to the holders of the Series AA Preferred Shares of the conversion right and the right of any holder of Series AA Preferred Shares to convert such Series AA Preferred Shares as herein provided shall cease and terminate in that event.

            Holders of Series AA Preferred Shares shall not be entitled to convert their shares into Series AB Preferred Shares if, following the close of business on the 10th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 2,500,000 Series AB Preferred Shares, after taking into account all Series AA Preferred Shares tendered for conversion into Series AB Preferred Shares and all Series AB Preferred Shares tendered for conversion into Series AA Preferred Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 3.19.4.1, to all affected holders of Series AA Preferred Shares prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series AA Preferred Shares, who have surrendered for conversion any certificate or certificates representing Series AA Preferred Shares, new certificates representing the Series AA Preferred Shares represented by any certificate or certificates surrendered as aforesaid.

3.19.4.2     Automatic Conversion

            If following the close of business on the 10th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 2,500,000 Series AA Preferred Shares after taking into account all Series AA Preferred Shares tendered for conversion into Series AB Preferred Shares and all Series AB Preferred Shares tendered for conversion into Series AA Preferred Shares, then, all, but not part, of the remaining outstanding Series AA Preferred Shares shall automatically be converted into Series AB Preferred Shares on the basis of one (1) Series AB Preferred Share for each Series AA Preferred Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 3.19.4.1, to the holders of such remaining Series AA Preferred Shares prior to the Conversion Date.

3.19.4.3     Manner of Exercise of Conversion Privilege

            The conversion of Series AA Preferred Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 10th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series AA Preferred Shares are transferable accompanied by: i) payment or evidence of payment of the tax (if any) payable, as provided in this section 3.19.4.3; and ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series AA Preferred Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series AA Preferred Shares represented by such certificate or certificates which have not been converted.

            In the event the Corporation is required to convert all remaining outstanding Series AA Preferred Shares into Series AB Preferred Shares on the applicable Conversion Date as provided for in section 3.19.4.2, the Series AA Preferred Shares, in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series AB Preferred Shares and the holders thereof shall be deemed to be holders of Series AB Preferred Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series AA Preferred Shares were transferable of the certificate or certificates representing Series AA Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series AB Preferred Shares in the manner and subject to the terms and provisions as provided in this section 3.19.4.3.

            As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series AA Preferred Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series AB Preferred Shares and the number of remaining Series AA Preferred Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series AA Preferred Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series AB Preferred Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series AB Preferred Shares at such time.

            The holder of any Series AA Preferred Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into a Series AB Preferred Share after such record date and on or before the date of the payment of such dividend.

            The issuance of certificates for the Series AB Preferred Shares upon the conversion of Series AA Preferred Shares shall be made without charge to the converting holders of Series AA Preferred Shares for any fee or tax in respect of the issuance of such certificates or the Series AB Preferred Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series AB Preferred Shares are issued in respect of the issuance of such Series AB Preferred Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series AA Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

3.19.4.4     Status of Converted Series AA Preferred Shares

            All Series AA Preferred Shares converted into Series AB Preferred Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.

3.19.5     Restrictions on Dividends and Retirement of Shares

            Without the approval of the holders of outstanding Series AA Preferred Shares:

(a)       the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series AA Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series AA Preferred Shares;

(b)       the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series AA Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series AA Preferred Shares);

(c)       the Corporation shall not purchase or otherwise retire less than all of the Series AA Preferred Shares then outstanding; or

(d)       the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series AA Preferred Shares provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series AA Preferred Shares;

unless, in each such case, all cumulative dividends on outstanding Series AA Preferred Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

            Any approval of the holders of Series AA Preferred Shares required to be given pursuant to this section 3.19.5 may be given in accordance with the second paragraph of section 3.19.7 and section 3.19.10. Notwithstanding the provisions of section 3.19.10 hereof, any approval required to be given pursuant to this section 3.19.5 shall be required to be given only by the affirmative vote of the holders of the majority of the Series AA Preferred Shares present or represented at a meeting, or adjourned meeting, of the holders of Series AA Preferred Shares duly called for the purpose and at which a quorum is present.

3.19.6     Purchase for Cancellation

            The Corporation may at any time purchase for cancellation the whole or any part of the Series AA Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.

3.19.7     Voting Rights

            The holders of Series AA Preferred Shares will not be entitled (except as otherwise provided by law) to receive notice of, attend, or vote at, any meeting of the shareholders of the Corporation unless the Corporation shall have failed to pay eight (8) dividends on the Series AA Preferred Shares, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of Series AA Preferred Shares will be entitled to receive notice of and to attend all shareholders’ meetings which take place more than sixty (60) days after the date on which the failure first occurred, and to one (1) vote for each Series AA Preferred Share held, except meetings at which only holders of another specified class or series of shares are entitled to vote.

            In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series AA Preferred Shares voting as a series or as part of a class, each Series AA Preferred Share shall entitle the holder thereof to one (1) vote for such purpose.

3.19.8     Issue of Additional Preferred Shares

            The Corporation may issue additional series of First Preferred Shares ranking on a parity with the Series AA Preferred Shares without the authorization of the holders of the Series AA Preferred Shares.

3.19.9     Modifications

            The provisions attaching to the Series AA Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with section 3.19.10.

            None of the series provisions of the articles of the Corporation relating to the Series AA Preferred Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series AB Preferred Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

3.19.10     Approval of Holders of Series AA Preferred Shares

            Any approval given by the holders of the Series AA Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series AA Preferred Shares as provided in the provisions attaching to the First Preferred Shares as a class, which provisions shall apply mutatis mutandis.

3.19.11     Tax Election

            The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series AA Preferred Shares will be required to pay tax on dividends received on the Series AA Preferred Shares under section 187.2 of Part IV.1 of such Act or any successor or replacement provision of similar effect.

3.19.12     Mail Service Interruption

            If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series AA Preferred Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)       give such notice by Electronic Delivery, telex or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montréal and Toronto and such notice shall be deemed to have been given on the date on which such Electronic Delivery, telex or telegraph communication was given or on the date on which the first publication has taken place; and

(b)       fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montréal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the event of the address of any such holder not appearing on the securities register of the Corporation, then at the last address of such holder known to the Corporation.

3.19.13     Definitions

            In the provisions herein contained attaching to the Series AA Preferred Shares:

(a)       “accrued and unpaid dividend” means the aggregate of (A) all unpaid dividends on the Series AA Preferred Shares for any quarterly period and (B) the amount calculated as though dividends on each Series AA Preferred Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable to but excluding the date to which the computation of accrued dividends is to be made; and

(b)       “in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

3.19.14     Interpretation

            In the event that any date on which any dividend on the Series AA Preferred Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series AA Preferred Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.

3.20     Series AB Preferred Shares

            The Series AB Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

3.20.1     Dividend

3.20.1.1     Definitions

            For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a)       “Adjustment Factor” for any Month means the percentage per annum, positive or negative, based on the Calculated Trading Price of the Series AB Preferred Shares for the preceding Month, determined in accordance with the following table:

If Calculated	The Adjustment Factor as a
Trading Price Is	Percentage of Prime Shall Be

$25.50 or more	-4.00%
$25.375 and less than $25.50	-3.00%
$25.25 and less than $25.375	-2.00%
$25.125 and less than $25.25	-1.00%
Greater than $24.875 and less than $25.125	Nil
Greater than $24.75 to $24.875	1.00%
Greater than $24.625 to $24.75	2.00%
Greater than $24.50 to $24.625	3.00%
$24.50 or less	4.00%

The maximum Adjustment Factor for any Month will be ±4.00%.

If in any Month there is no trade on the Exchange of Series AB Preferred Shares of a board lot or more, the Adjustment Factor for the following Month shall be nil;

(b)       “Annual Floating Dividend Rate” means for any Month the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth (1/1000) of one percent (0.001%)) which is equal to Prime multiplied by the Designated Percentage for such Month;

(c)       “Banks” means any two of Royal Bank of Canada, Bank of Montreal, The Bank of Nova Scotia, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce and any successor of any of them as may be designated from time to time by the Corporation by notice given to the transfer agent for the Series AB Preferred Shares, such notice to take effect on, and to be given at least two (2) business days prior to, the commencement of a particular Dividend Period and, until such notice is first given, means Royal Bank of Canada and The Toronto-Dominion Bank;

(d)       “Calculated Trading Price” for any Month means:

(i)	the aggregate of the Daily Adjusted Trading Value for all Trading Days in such Month;

         divided by

(ii)	the aggregate of the Daily Trading Volume for all Trading Days in such Month;

(e)       “Daily Accrued Dividend Deduction” for any Trading Day means:

(i)	the product obtained by multiplying the dividend on a Series AB Preferred Share applicable in respect of the Month in which the Trading Day falls by the number of days elapsed from but excluding the day prior to the Ex-Dividend Date immediately preceding such Trading Day to and including such Trading Day (or if such Trading Day is an Ex-Dividend Date, by one (1) day);

         divided by

(ii)	the number of days from and including such Ex-Dividend Date to but excluding the following Ex-Dividend Date;

(f)       Daily Adjusted Trading Value” for any Trading Day means:

(i)

the aggregate dollar value of all transactions of Series AB Preferred Shares on the Exchange (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day;

         less

(ii)	the Daily Trading Volume for such Trading Day multiplied by the Daily Accrued Dividend Deduction for such Trading Day;

(g)       “Daily Trading Volume” for any Trading Day means the aggregate number of Series AB Preferred Shares traded in all transactions (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day on the Exchange;

(h)       “Deemed Record Date” means the last Trading Day of a Month with respect to which no dividend is declared by the Board of Directors;

(i)       “Designated Percentage” for the Month of September 2007 means 80 percent (80%) and for each Month thereafter means the Adjustment Factor for such Month plus the Designated Percentage for the preceding Month, provided that the Annual Floating Dividend Rate for any Month shall in no event be less than 50% of Prime for such Month or be more than 100% of Prime for such Month;

(j)       “Dividend Payment Date” means the twelfth day of each month commencing with the Month immediately following the date of issue of the Series AB Preferred Shares;

(k)       “Dividend Period” means a Month;

(l)       “Electronic Delivery” means the delivery by telecopier, electronic mail, the Internet or other electronic means;

(m)     “Exchange” means The Toronto Stock Exchange or such other exchange or trading market in Canada as may be determined from time to time by the Corporation as being the principal trading market for the Series AB Preferred Shares;

(n)       “Ex-Dividend Date” means:

(i)

the Trading Day which, under the rules or normal practices of the Exchange, is designated or recognized as the Ex-Dividend Date relative to any dividend record date for the Series AB Preferred Shares; or

(ii)

if the Board of Directors fails to declare a dividend in respect of a Month, the Trading Day which, under the rules or normal practices of the Exchange, would be recognized as the Ex-Dividend Date relative to any Deemed Record Date for the Series AB Preferred Shares;

(o)       “Month” means a calendar month;

(p)       “Prime” for a Month means the average (rounded to the nearest one-thousandth (1/1000) of one percent (0.001%)) of the Prime Rate in effect on each day of such Month;

(q)       “Prime Rate” for any day means the average (rounded to the nearest one-thousandth (1/1000) of one percent (0.001%)) of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada. If one of the Banks does not have such an interest rate in effect on a day, the Prime Rate for such day shall be such interest rate in effect for that day of the other Bank; if both Banks do not have such an interest rate in effect on a day, the Prime Rate for that day shall be equal to one and a half percent (1.5%) per annum plus the average yield expressed as a percentage per annum on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect on a day and the Bank of Canada does not report such average yield per annum, the Prime Rate for that day shall be equal to the Prime Rate for the next preceding day. The Prime Rate and Prime shall be determined from time to time by an officer of the Corporation from quotations supplied by the Banks or otherwise publicly available. Such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series AB Preferred Shares;

(r)       “Trading Day” means a day on which the Exchange is open for trading or, in any other case, a business day.

3.20.1.2     General

            The holders of the Series AB Preferred Shares shall be entitled to receive cumulative, preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends at the rates and times herein provided. Dividends on the Series AB Preferred Shares shall accrue on a daily basis from and including the date of issue thereof and shall be payable monthly. Payment of the dividend on the Series AB Preferred Shares payable on any Dividend Payment Date (less any tax required to be deducted) shall be made by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers.

            The dividends in respect of the Series AB Preferred Shares shall be payable monthly at the Annual Floating Dividend Rate as calculated from time to time. Accordingly, on each Dividend Payment Date, the dividend payable on the Series AB Preferred Shares shall be that amount (rounded to the nearest one-thousandth (1/1000) of one cent) obtained by multiplying $25.00 by the Annual Floating Dividend Rate applicable to the Month preceding such Dividend Payment Date and by dividing the product by twelve. The record date for the purpose of determining holders of Series AB Preferred Shares entitled to receive dividends on each Dividend Payment Date shall be the last Trading Day of the next preceding Month. In the event of the redemption or purchase of the Series AB Preferred Shares or the distribution of the assets of the Corporation as contemplated by section 3.20.2 hereof, the amount of the dividend which has accrued during the Month in which such redemption, purchase or distribution occurs shall be the amount (rounded to the nearest one-thousandth (1/1000) of one cent) calculated by multiplying:

(i)	the amount obtained by multiplying $25.00 by one-twelfth (1/12) of the Annual Floating Dividend Rate applicable to the preceding Month; by

(ii)

a fraction of which the numerator is the number of days elapsed in the Month in which such redemption, purchase or distribution occurs up to but not including the date of such event and the denominator of which is the number of days in that Month.

            Dividends declared on the Series AB Preferred Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series AB Preferred Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series AB Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series AB Preferred Shares at his address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.

3.20.1.3     Calculation of Designated Percentage

            The Corporation shall as promptly as practicable calculate the Designated Percentage for each Month and give notice thereof to all stock exchanges in Canada on which the Series AB Preferred Shares are listed for trading or if the Series AB Preferred Shares are not listed on a stock exchange in Canada to the Investment Dealers Association of Canada.

3.20.2     Rights on Liquidation

            In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series AB Preferred Shares shall be entitled to receive $25.00 per Series AB Preferred Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series AB Preferred Shares. Upon payment of such amounts, the holders of the Series AB Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

3.20.3     Redemption at the Option of the Corporation

            Subject to applicable law and section 3.20.5 hereof, upon giving notice as hereinafter provided, the Corporation may redeem at any time all, but not less than all, the outstanding Series AB Preferred Shares on payment of $25.50 for each such share to be redeemed together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

            The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series AB Preferred Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given, at the option of the Corporation, by courier or by posting the same in a postage paid envelope, in either case, addressed to each holder of Series AB Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or by Electronic Delivery addressed to each holder of Series AB Preferred Shares requesting Electronic Delivery at the last electronic address as provided by the holder to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series AB Preferred

Shares to be redeemed. Such notice shall set out the number of such Series AB Preferred Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series AB Preferred Shares to be redeemed the redemption price on presentation and surrender at any place within Canada designated by such notice, of the certificate or certificates for such Series AB Preferred Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; from and after the date specified in any such notice, the Series AB Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series AB Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

3.20.4     Conversion of Series AB Preferred Shares

3.20.4.1     Conversion at the Option of the Holder

            Holders of Series AB Preferred Shares shall have the right, at their option, on September 1, 2012 and on September 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and provisions hereof, all or any Series AB Preferred Shares registered in their name into Series AA Preferred Shares of the Corporation on the basis of one (1) Series AA Preferred Share for each Series AB Preferred Share. The Corporation shall give notice in writing to the then holders of the Series AB Preferred Shares of the conversion right provided for herein; such notice shall be given, at the option of the Corporation, by courier or by posting the same in a postage paid envelope, in either case, addressed to each holder of the Series AB Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or by Electronic Delivery addressed to each holder of Series AB Preferred Shares requesting Electronic Delivery at the last electronic address as provided by the holder to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.

            If the Corporation gives notice as provided in section 3.20.3 to the holders of the Series AB Preferred Shares of the redemption of all the Series AB Preferred Shares, the Corporation shall not be required to give notice as provided in this section 3.20.4.1 to the holders of the Series AB Preferred Shares of the conversion right and the right of any holder of Series AB Preferred Shares to convert such Series AB Preferred Shares as herein provided shall cease and terminate in that event.

            Holders of Series AB Preferred Shares shall not be entitled to convert their shares into Series AA Preferred Shares if, following the close of business on the 10th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 2,500,000 Series AA Preferred Shares after taking into account all Series AB Preferred Shares tendered for conversion into Series AA Preferred Shares and all Series AA Preferred Shares tendered for conversion into Series AB Preferred Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 3.20.4.1, to all affected holders of Series AB Preferred

Shares prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series AB Preferred Shares, who have surrendered for conversion any certificate or certificates representing Series AB Preferred Shares, new certificates representing the Series AB Preferred Shares represented by any certificate or certificates surrendered as aforesaid.

3.20.4.2     Automatic Conversion

            If following the close of business on the 10th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 2,500,000 Series AB Preferred Shares after taking into account all Series AB Preferred Shares tendered for conversion into Series AA Preferred Shares and all Series AA Preferred Shares tendered for conversion into Series AB Preferred Shares, then, all, but not part, of the remaining outstanding Series AB Preferred Shares shall automatically be converted into Series AA Preferred Shares on the basis of one (1) Series AA Preferred Share for each Series AB Preferred Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 3.20.4.1, to the holders of such remaining Series AB Preferred Shares prior to the Conversion Date.

3.20.4.3     Manner of Exercise of Conversion Privilege

            The conversion of Series AB Preferred Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 10th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series AB Preferred Shares are transferable accompanied by: (i) payment or evidence of payment of the tax (if any) payable as provided in this section 3.20.4.3, and (ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series AB Preferred Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series AB Preferred Shares represented by such certificate or certificates which have not been converted.

            In the event the Corporation is required to convert all remaining outstanding Series AB Preferred Shares into Series AA Preferred Shares on the applicable Conversion Date as provided for in section 3.20.4.2, the Series AB Preferred Shares in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series AA Preferred Shares and the holders thereof shall be deemed to be holders of Series AA Preferred Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series AB Preferred Shares were transferable of the certificate or certificates representing Series AB Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series AA Preferred Shares in the manner and subject to the terms and provisions as provided in this section 3.20.4.3.

            As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series AB Preferred Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series AA Preferred Shares and the number of remaining Series AB Preferred Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series AB Preferred Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series AA Preferred Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series AA Preferred Shares at such time.

            The holder of any Series AB Preferred Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into a Series AA Preferred Share after such record date and on or before the date of the payment of such dividend.

            The issuance of certificates for the Series AA Preferred Shares upon the conversion of Series AB Preferred Shares shall be made without charge to the converting holders of Series AB Preferred Shares for any fee or tax in respect of the issuance of such certificates or the Series AA Preferred Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series AA Preferred Shares are issued in respect of the issuance of such Series AA Preferred Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series AB Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

3.20.4.4     Status of Converted Series AB Preferred Shares

            All Series AB Preferred Shares converted into Series AA Preferred Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.

3.20.5     Restrictions on Dividends and Retirement of Shares

            Without the approval of the holders of outstanding Series AB Preferred Shares:

(a)       the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series AB Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series AB Preferred Shares;

(b)       the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series AB Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series AB Preferred Shares);

(c)       the Corporation shall not purchase or otherwise retire less than all of the Series AB Preferred Shares then outstanding; or

(d)       the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series AB Preferred Shares provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series AB Preferred Shares;

unless, in each such case, all cumulative dividends on outstanding Series AB Preferred Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

            Any approval of the holders of the Series AB Preferred Shares required to be given pursuant to this section 3.20.5 may be given in accordance with the second paragraph of section 3.20.7 and section 3.20.10. Notwithstanding the provisions of section 3.20.10 hereof, any approval required to be given pursuant to this section 3.20.5 be required to be given only by the affirmative vote of the holders of the majority of the Series AB Preferred Shares present or represented at a meeting or adjourned meeting, of the holders of Series AB Preferred Shares duly called for the purpose and at which a quorum is present.

3.20.6     Purchase for Cancellation

            The Corporation may at any time purchase for cancellation the whole or any part of the Series AB Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.

3.20.7     Voting Rights

            The holders of Series AB Preferred Shares will not be entitled (except as otherwise provided by law) to receive notice of, attend, or vote at, any meeting of the shareholders of the Corporation unless the Corporation shall have failed to pay eight (8) dividends on the Series AB Preferred Shares, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of Series AB Preferred Shares will be entitled to receive notice of and to attend all shareholders’ meetings which take place more than sixty (60) days after the date on which the failure first occurred, and to one (1) vote for each Series AB Preferred Share held, except meetings at which only holders of another specified class or series of shares are entitled to vote.

            In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series AB Preferred Shares voting as a series or as part of a class, each Series AB Preferred Share shall entitle the holder thereof to one (1) vote for such purpose.

3.20.8     Issue of Additional Preferred Shares

            The Corporation may issue additional series of First Preferred Shares ranking on a parity with the Series AB Preferred Shares without the authorization of the holders of the Series AB Preferred Shares.

3.20.9     Modifications

            The provisions attaching to the Series AB Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with section 3.20.10.

            None of the series provisions of the articles of the Corporation relating to the Series AB Preferred Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series AA Preferred Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

3.20.10     Approval of Holders of Series AB Preferred Shares

            Any approval given by the holders of the Series AB Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series AB Preferred Shares as provided in the provisions attaching to the First Preferred Shares as a class, which provisions shall apply mutatis mutandis.

3.20.11     Tax Election

            The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series AB Preferred Shares will be required to pay tax on dividends received on the Series AB Preferred Shares under section 187.2 of Part IV.1 of such Act or any successor or replacement provision of similar effect.

3.20.12     Mail Service Interruption

            If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series AB Preferred Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)       give such notice by Electronic Delivery, telex or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montréal and Toronto and such notice shall be deemed to have been given on the date on which such Electronic Delivery, telex or telegraph communication was given or on the date on which the first publication has taken place; and

(b)       fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montréal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the event of the address of any such holder not appearing on the securities register of the Corporation, then at the last address of such holder known to the Corporation.

3.20.13     Notice of Subsequent Fixed Dividend Rate Applicable to the Series AA Preferred Shares

            Within three (3) business days of the determination of the Subsequent Fixed Dividend Rate (as defined in section 3.19.1.1 of the articles of the Corporation relating to the Series AA Preferred Shares) the Corporation shall give notice thereof, except in relation to the initial Subsequent Fixed Rate Period, to the holders of the Series AB Preferred Shares by publication once in the national edition of The Globe and Mail in the English language and once in the City of Montréal in both the French and English languages in a daily newspaper of general circulation in Montréal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

3.20.14     Definitions

            In the provisions herein contained attaching to the Series AB Preferred Shares:

(a)       “accrued and unpaid dividends” means the aggregate of: (i) all unpaid dividends on the Series AB Preferred Shares for any Dividend Period; and (ii) the amount calculated as though dividends on each Series AB Preferred Share had been accruing on a day-to-day basis from and including the first day of the Month immediately following the Dividend Period with respect to which the last monthly dividend will be or was, as the case may be, payable to but excluding the date to which the computation of accrued dividends is to be made; and

(b)       “in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

3.20.15     Interpretation

            In the event that any date on which any dividend on the Series AB Preferred Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series AB Preferred Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.

3.20.16     Issue of Series AB Preferred Shares

            The Corporation may not issue any Series AB Preferred Shares prior to September 1, 2007.

3.21     Series AC Preferred Shares

            The Series AC Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

3.21.1     Dividend

3.21.1.1     Definitions

            For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a)       “Annual Dividend Rate” means the Subsequent Fixed Dividend Rate applicable at the relevant time;

(b)       “Dividend Payment Date” means the first day of each of March, June, September and December in each year and the first Dividend Payment Date shall be June 1, 2003;

(c)       “Government of Canada Yield” on any date means the average of the yields determined by two registered Canadian investment dealers, selected by the Corporation, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry, if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years;

(d)       “Electronic Delivery” means the delivery by telecopier, electronic mail, the Internet or other electronic means;

(e)       “Initial Fixed Dividend Amount” means an amount equal to $1.385 per share per annum;

(f)        “Initial Fixed Rate Period” means the period commencing with the date of issue of the

Series AC Preferred Shares and ending on and including February 29, 2008;

(g)       “Subsequent Fixed Dividend Rate” means for any Subsequent Fixed Rate Period the rate of interest expressed as a percentage per annum determined in accordance with section 3.21.1.5 hereof;

(h)       “Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on March 1, 2008 and ending on and including February 28, 2013 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including the last day of February in the fifth year thereafter.

3.21.1.2     General

            The holders of the Series AC Preferred Shares shall be entitled to receive fixed, cumulative, preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, at the rates herein provided. Dividends on the Series AC Preferred Shares shall accrue on a daily basis from and including the date of issue thereof, and shall be payable quarterly during the Initial Fixed Rate Period and during any Subsequent Fixed Rate Period. Payment of the dividend on the Series AC Preferred Shares payable on any Dividend Payment Date (less any tax required to be deducted) shall be made by cheque at par in lawful money of Canada payable at any branch in Canada of the Corporation’s bankers.

            Dividends declared on the Series AC Preferred Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series AC Preferred Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series AC Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series AC Preferred Shares at his address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.

3.21.1.3     Initial Fixed Rate Period

            During the Initial Fixed Rate Period, the amount of the dividend in respect of the Series AC Preferred Shares payable quarterly shall be equal to $0.34625 per share. If the original date of issue of the Series AC Preferred Shares is February 28, 2003, the amount of the first quarterly dividend payable on each Series AC Preferred Share on June 1, 2003, shall be $0.34625. Otherwise, the first quarterly dividend payable on each Series AC Preferred Share on June 1, 2003, shall be in the amount (rounded to the nearest one-thousandth (1/1000) of one cent) obtained by multiplying $1.385 by a fraction of which the numerator is the number of days from and including the original date of issue of the Series AC Preferred Shares to but excluding June 1, 2003, and the denominator is 365.

3.21.1.4     Subsequent Fixed Rate Period

            During any Subsequent Fixed Rate Period, the dividends in respect of the Series AC Preferred Shares shall be payable quarterly at the Subsequent Fixed Dividend Rate. Accordingly, on each Dividend Payment Date during any Subsequent Fixed Rate Period, the dividend payable shall be that amount per share (rounded to the nearest one-thousandth (1/1000) of one cent) obtained by multiplying the Annual Dividend Rate by $25.00 and by dividing the product by four.

3.21.1.5     Determination of Subsequent Fixed Dividend Rate

            The Corporation shall determine on the 25th day prior to the first day of each Subsequent Fixed Rate Period the Annual Dividend Rate for each Subsequent Fixed Rate Period, which Annual Dividend Rate shall not be less than 80% of the Government of Canada Yield in effect at 10:00 A.M. (Montréal Time) on the said 25th day prior to the first day of each Subsequent Fixed Rate Period, and give notice thereof: (i) within one (1) business day to all stock exchanges in Canada on which the Series AC Preferred Shares are listed for trading or if the Series AC Preferred Shares are not listed on a stock exchange in Canada, to the Investment Dealers Association of Canada; and (ii) within three (3) business days to the holders of the Series AC Preferred Shares by publication once in the national edition of The Globe and Mail in the English language and once in the City of Montréal in both the French and English languages in a daily newspaper of general circulation in Montréal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

3.21.2     Rights on Liquidation

            In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series AC Preferred Shares shall be entitled to receive $25.00 per Series AC Preferred Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series AC Preferred Shares. Upon payment of such amounts, the holders of the Series AC Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

3.21.3     Redemption at the Option of the Corporation

            The Corporation may not redeem any of the Series AC Preferred Shares prior to March 1, 2008. Subject to applicable law and section 3.21.5 hereof, upon giving notice as hereinafter provided, the Corporation may, on March 1, 2008, or on March 1 in every fifth year thereafter, redeem all, but not less than all, of the outstanding Series AC Preferred Shares, on payment of $25.00 for each such share to be redeemed, together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

            The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series AC Preferred Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given, at the option of the Corporation, by courier or by posting the same in a postage paid envelope, in either case, addressed to each holder of Series AC Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or by Electronic Delivery addressed to each holder of Series AC Preferred Shares requesting Electronic Delivery at the last electronic address as provided by the holder to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series AC Preferred Shares to be redeemed. Such notice shall set out the number of such Series AC Preferred Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series AC Preferred Shares to be redeemed the redemption price on presentation and surrender at any place or places within Canada designated by such notice, of the certificate or certificates for such Series AC Preferred Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; from and after the date specified in any such notice, the Series AC Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series AC Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

3.21.4     Conversion of Series AC Preferred Shares

3.21.4.1     Conversion at the Option of the Holder

            Holders of Series AC Preferred Shares shall have the right, at their option, on March 1, 2008 and on March 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and conditions hereof, all or any Series AC Preferred Shares registered in their name into Series AD Preferred Shares of the Corporation on the basis of one (1) Series AD Preferred Share for each Series AC Preferred Share. The Corporation shall give notice in writing to the then holders of the Series AC Preferred Shares of the conversion right provided for herein; such notice shall be given, at the option of the Corporation, by courier or by posting the same in a postage paid envelope, in either case, addressed to each holder of the Series AC Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation or by Electronic Delivery addressed to each holder of Series AC Preferred Shares requesting Electronic Delivery at the last electronic address as provided by the holder to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.

            If the Corporation gives notice as provided in section 3.21.3 to the holders of the Series AC Preferred Shares of the redemption of all the Series AC Preferred Shares, the Corporation shall not be required to give notice as provided in this section 3.21.4.1 to the holders of the Series AC Preferred Shares of the conversion right and the right of any holder of Series AC Preferred Shares to convert such Series AC Preferred Shares as herein provided shall cease and terminate in that event.

            Holders of Series AC Preferred Shares shall not be entitled to convert their shares into Series AD Preferred Shares if, following the close of business on the 10th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 2,500,000 Series AD Preferred Shares, after taking into account all Series AC Preferred Shares tendered for conversion into Series AD Preferred Shares and all Series AD Preferred Shares tendered for conversion into Series AC Preferred Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 3.21.4.1, to all affected holders of Series AC Preferred Shares prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series AC Preferred Shares, who have surrendered for conversion any certificate or certificates representing Series AC Preferred Shares, new certificates representing the Series AC Preferred Shares represented by any certificate or certificates surrendered as aforesaid.

3.21.4.2     Automatic Conversion

            If following the close of business on the 10th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 2,500,000 Series AC Preferred Shares after taking into account all Series AC Preferred Shares tendered for conversion into Series AD Preferred Shares and all Series AD Preferred Shares tendered for conversion into Series AC Preferred Shares, then, all, but not part, of the remaining outstanding Series AC Preferred Shares shall automatically be converted into Series AD Preferred Shares on the basis of one (1) Series AD Preferred Share for each Series AC Preferred Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 3.21.4.1, to the holders of such remaining Series AC Preferred Shares prior to the Conversion Date.

3.21.4.3     Manner of Exercise of Conversion Privilege

            The conversion of Series AC Preferred Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 10th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series AC Preferred Shares are transferable accompanied by: i) payment or evidence of payment of the tax (if any) payable, as provided in this section 3.21.4.3; and ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series AC Preferred Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series AC Preferred Shares represented by such certificate or certificates which have not been converted.

            In the event the Corporation is required to convert all remaining outstanding Series AC Preferred Shares into Series AD Preferred Shares on the applicable Conversion Date as provided for in section 3.21.4.2, the Series AC Preferred Shares, in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series AD Preferred Shares and the holders thereof shall be deemed to be holders of Series AD Preferred Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series AC Preferred Shares were transferable of the certificate or certificates representing Series AC Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series AD Preferred Shares in the manner and subject to the terms and provisions as provided in this section 3.21.4.3.

            As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series AC Preferred Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series AD Preferred Shares and the number of remaining Series AC Preferred Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series AC Preferred Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series AD Preferred Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series AD Preferred Shares at such time.

            The holder of any Series AC Preferred Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into a Series AD Preferred Share after such record date and on or before the date of the payment of such dividend.

            The issuance of certificates for the Series AD Preferred Shares upon the conversion of Series AC Preferred Shares shall be made without charge to the converting holders of Series AC Preferred

Shares for any fee or tax in respect of the issuance of such certificates or the Series AD Preferred Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series AD Preferred Shares are issued in respect of the issuance of such Series AD Preferred Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series AC Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

3.21.4.4     Status of Converted Series AC Preferred Shares

            All Series AC Preferred Shares converted into Series AD Preferred Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.

3.21.5     Restrictions on Dividends and Retirement of Shares

            Without the approval of the holders of outstanding Series AC Preferred Shares:

(a)       the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series AC Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series AC Preferred Shares;

(b)       the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series AC Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series AC Preferred Shares);

(c)       the Corporation shall not purchase or otherwise retire less than all of the Series AC Preferred Shares then outstanding; or

(d)       the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series AC Preferred Shares provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series AC Preferred Shares;

unless, in each such case, all cumulative dividends on outstanding Series AC Preferred Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

            Any approval of the holders of Series AC Preferred Shares required to be given pursuant to this section 3.21.5 may be given in accordance with the second paragraph of section 3.21.7 and section 3.21.10. Notwithstanding the provisions of section 3.21.10 hereof, any approval required to be given pursuant to this section 3.21.5 shall be required to be given only by the affirmative vote of the holders of the majority of the Series AC Preferred Shares present or represented at a meeting, or adjourned meeting, of the holders of Series AC Preferred Shares duly called for the purpose and at which a quorum is present.

3.21.6     Purchase for Cancellation

            The Corporation may at any time purchase for cancellation the whole or any part of the Series AC Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.

3.21.7     Voting Rights

            The holders of Series AC Preferred Shares will not be entitled (except as otherwise provided by law) to receive notice of, attend, or vote at, any meeting of the shareholders of the Corporation unless the Corporation shall have failed to pay eight (8) dividends on the Series AC Preferred Shares, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of Series AC Preferred Shares will be entitled to receive notice of and to attend all shareholders’ meetings which take place more than sixty (60) days after the date on which the failure first occurred, and to one (1) vote for each Series AC Preferred Share held, except meetings at which only holders of another specified class or series of shares are entitled to vote.

            In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series AC Preferred Shares voting as a series or as part of a class, each Series AC Preferred Share shall entitle the holder thereof to one (1) vote for such purpose.

3.21.8     Issue of Additional Preferred Shares

            The Corporation may issue additional series of First Preferred Shares ranking on a parity with the Series AC Preferred Shares without the authorization of the holders of the Series AC Preferred Shares.

3.21.9     Modifications

            The provisions attaching to the Series AC Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with section 3.21.10.

            None of the series provisions of the articles of the Corporation relating to the Series AC Preferred Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series AD Preferred Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

3.21.10     Approval of Holders of Series AC Preferred Shares

            Any approval given by the holders of the Series AC Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series AC Preferred Shares as provided in the provisions attaching to the First Preferred Shares as a class, which provisions shall apply mutatis mutandis.

3.21.11     Tax Election

            The Corporation shall elect, in the manner and within the time provided under the Income

Tax Act (Canada), under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series AC Preferred Shares will be required to pay tax on dividends received on the Series AC Preferred Shares under section 187.2 of Part IV.1 of such Act or any successor or replacement provision of similar effect.

3.21.12     Mail Service Interruption

            If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series AC Preferred Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)       give such notice by Electronic Delivery, telex or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montréal and Toronto and such notice shall be deemed to have been given on the date on which such Electronic Delivery, telex or telegraph communication was given or on the date on which the first publication has taken place; and

(b)       fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montréal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the event of the address of any such holder not appearing on the securities register of the Corporation, then at the last address of such holder known to the Corporation.

3.21.13     Definitions

            In the provisions herein contained attaching to the Series AC Preferred Shares:

(a)       “accrued and unpaid dividend” means the aggregate of (A) all unpaid dividends on the Series AC Preferred Shares for any quarterly period and (B) the amount calculated as though dividends on each Series AC Preferred Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable to but excluding the date to which the computation of accrued dividends is to be made; and

(b)       “in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

3.21.14     Interpretation

            In the event that any date on which any dividend on the Series AC Preferred Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series AC Preferred Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a

Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.

3.22     Series AD Preferred Shares

            The Series AD Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

3.22.1     Dividend

3.22.1.1     Definitions

            For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a)       “Adjustment Factor” for any Month means the percentage per annum, positive or negative, based on the Calculated Trading Price of the Series AD Preferred Shares for the preceding Month, determined in accordance with the following table:

If Calculated	The Adjustment Factor as a
Trading Price Is	Percentage of Prime Shall Be

$25.50 or more	-4.00%
$25.375 and less than $25.50	-3.00%
$25.25 and less than $25.375	-2.00%
$25.125 and less than $25.25	-1.00%
Greater than $24.875 and less than $25.125	Nil
Greater than $24.75 to $24.875	1.00%
Greater than $24.625 to $24.75	2.00%
Greater than $24.50 to $24.625	3.00%
$24.50 or less	4.00%

The maximum Adjustment Factor for any Month will be ±4.00%.

If in any Month there is no trade on the Exchange of Series AD Preferred Shares of a board lot or more, the Adjustment Factor for the following Month shall be nil;

(b)       “Annual Floating Dividend Rate” means for any Month the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth (1/1000) of one percent (0.001%)) which is equal to Prime multiplied by the Designated Percentage for such Month;

(c)      “Banks” means any two of Bank of Montreal, The Bank of Nova Scotia, Canadian Imperial Bank of Commerce, National Bank of Canada, Royal Bank of Canada and The Toronto-Dominion Bank and any successor of any of them as may be designated from time to time by the Corporation by notice given to the transfer agent for the Series AD Preferred Shares, such notice to take effect on, and to be given at least two (2) business days prior to, the commencement of a particular Dividend Period and, until such notice is first given, means Royal Bank of Canada and The Toronto-Dominion Bank;

(d)       “Calculated Trading Price” for any Month means:

i)	the aggregate of the Daily Adjusted Trading Value for all Trading Days in such Month;

divided by

(ii)	the aggregate of the Daily Trading Volume for all Trading Days in such Month;

(e)       “Daily Accrued Dividend Deduction” for any Trading Day means:

(i)

the product obtained by multiplying the dividend on a Series AD Preferred Share applicable in respect of the Month in which the Trading Day falls by the number of days elapsed from but excluding the day prior to the Ex-Dividend Date immediately preceding such Trading Day to and including such Trading Day (or if such Trading Day is an Ex-Dividend Date, by one (1) day);

divided by

(ii)	the number of days from and including such Ex-Dividend Date to but excluding the following Ex-Dividend Date;

(f)       “Daily Adjusted Trading Value” for any Trading Day means:

(i)

the aggregate dollar value of all transactions of Series AD Preferred Shares on the Exchange (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day;

less

(ii)	the Daily Trading Volume for such Trading Day multiplied by the Daily Accrued Dividend Deduction for such Trading Day;

(g)      “Daily Trading Volume” for any Trading Day means the aggregate number of Series AD Preferred Shares traded in all transactions (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day on the Exchange;

(h)       “Deemed Record Date” means the last Trading Day of a Month with respect to which no dividend is declared by the Board of Directors;

(i)       “Designated Percentage” for the Month of March 2008 means 80 percent (80%) and for each Month thereafter means the Adjustment Factor for such Month plus the Designated Percentage for the preceding Month, provided that the Annual Floating Dividend Rate for any Month shall in no event be less than 50% of Prime for such Month or be more than 100% of Prime for such Month;

(j)       “Dividend Payment Date” means the twelfth day of each month commencing with the Month immediately following the date of issue of the Series AD Preferred Shares;

(k)       “Dividend Period” means a Month;

(l)       “Electronic Delivery” means the delivery by telecopier, electronic mail, the Internet or other electronic means;

(m)     “Exchange” means the Toronto Stock Exchange or such other exchange or trading market in Canada as may be determined from time to time by the Corporation as being the principal trading market for the Series AD Preferred Shares;

(n)      “Ex-Dividend Date” means:

(i)	the Trading Day which, under the rules or normal practices of the Exchange, is designated or recognized as the Ex-Dividend Date relative to any dividend record date for the Series AD Preferred Shares; or

(ii)

if the Board of Directors fails to declare a dividend in respect of a Month, the Trading Day which, under the rules or normal practices of the Exchange, would be recognized as the Ex-Dividend Date relative to any Deemed Record Date for the Series AD Preferred Shares;

(o)       “Month” means a calendar month;

(p)       “Prime” for a Month means the average (rounded to the nearest one-thousandth (1/1000) of one percent (0.001%)) of the Prime Rate in effect on each day of such Month;

(q)       “Prime Rate” for any day means the average (rounded to the nearest one-thousandth (1/1000) of one percent (0.001%)) of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada. If one of the Banks does not have such an interest rate in effect on a day, the Prime Rate for such day shall be such interest rate in effect for that day of the other Bank; if both Banks do not have such an interest rate in effect on a day, the Prime Rate for that day shall be equal to one and a half percent (1.5%) per annum plus the average yield expressed as a percentage per annum on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect on a day and the Bank of Canada does not report such average yield per annum, the Prime Rate for that day shall be equal to the Prime Rate for the next preceding day. The Prime Rate and Prime shall be determined from time to time by an officer of the Corporation from quotations supplied by the Banks or otherwise publicly available. Such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series AD Preferred Shares;

(r)       “Trading Day” means a day on which the Exchange is open for trading or, in any other case, a business day.

3.22.1.2     General

            The holders of the Series AD Preferred Shares shall be entitled to receive cumulative, preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends at the rates and times herein provided. Dividends on the Series AD Preferred Shares shall accrue on a daily basis from and including the date of issue thereof and shall be payable monthly. Payment of the dividend on the Series AD Preferred Shares payable on any Dividend Payment Date (less any tax required to be deducted) shall be made by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers.

            The dividends in respect of the Series AD Preferred Shares shall be payable monthly at the Annual Floating Dividend Rate as calculated from time to time. Accordingly, on each Dividend Payment Date, the dividend payable on the Series AD Preferred Shares shall be that amount (rounded to the nearest one-thousandth (1/1000) of one cent) obtained by multiplying $25.00 by the Annual Floating Dividend Rate applicable to the Month preceding such Dividend Payment Date and by dividing the product by twelve. The record date for the purpose of determining holders of Series AD Preferred Shares entitled to receive dividends on each Dividend Payment Date shall be the last Trading Day of the next preceding Month. In the event of the redemption or purchase of the Series AD Preferred Shares or the distribution of the assets of the Corporation as contemplated by section 3.22.2 hereof, the amount of the dividend which has accrued during the Month in which such redemption, purchase or distribution occurs shall be the amount (rounded to the nearest one-thousandth (1/1000) of one cent) calculated by multiplying:

(i)	the amount obtained by multiplying $25.00 by one-twelfth (1/12) of the Annual Floating Dividend Rate applicable to the preceding Month; by

(ii)

a fraction of which the numerator is the number of days elapsed in the Month in which such redemption, purchase or distribution occurs up to but not including the date of such event and the denominator of which is the number of days in that Month.

            Dividends declared on the Series AD Preferred Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series AD Preferred Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series AD Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series AD Preferred Shares at his address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.

3.22.1.3     Calculation of Designated Percentage

            The Corporation shall as promptly as practicable calculate the Designated Percentage for each Month and give notice thereof to all stock exchanges in Canada on which the Series AD Preferred Shares are listed for trading or if the Series AD Preferred Shares are not listed on a stock exchange in Canada to the Investment Dealers Association of Canada.

3.22.2     Rights on Liquidation

            In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series AD Preferred Shares shall be entitled to receive $25.00 per Series AD Preferred Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series AD Preferred Shares. Upon payment of such amounts, the holders of the Series AD Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

3.22.3     Redemption at the Option of the Corporation

            Subject to applicable law and section 3.22.5 hereof, upon giving notice as hereinafter provided, the Corporation may redeem at any time all, but not less than all, the outstanding Series AD Preferred Shares on payment of $25.50 for each such share to be redeemed together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

            The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series AD Preferred Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given, at the option of the Corporation, by courier or by posting the same in a postage paid envelope, in either case, addressed to each holder of Series AD Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or by Electronic Delivery addressed to each holder of Series AD Preferred Shares requesting Electronic Delivery at the last electronic address as provided by the holder to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series AD Preferred Shares to be redeemed. Such notice shall set out the number of such Series AD Preferred Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series AD Preferred Shares to be redeemed the redemption price on presentation and surrender at any place within Canada designated by such notice, of the certificate or certificates for such Series AD Preferred Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; from and after the date specified in any such notice, the Series AD Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series AD Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

3.22.4     Conversion of Series AD Preferred Shares

3.22.4.1     Conversion at the Option of the Holder

            Holders of Series AD Preferred Shares shall have the right, at their option, on March 1, 2013 and on March 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and provisions hereof, all or any Series AD Preferred Shares registered in their name into Series AC Preferred Shares of the Corporation on the basis of one (1) Series AC Preferred Share for each Series AD Preferred Share. The Corporation shall give notice in writing to the then holders of the Series AD Preferred Shares of the conversion right provided for herein; such notice shall be given, at the option of the Corporation, by courier or by posting the same in a postage paid envelope, in either case, addressed to each holder of the Series AD Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or by Electronic Delivery addressed to each holder of Series AD Preferred Shares requesting Electronic Delivery at the last electronic address as provided by the holder to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.

            If the Corporation gives notice as provided in section 3.22.3 to the holders of the Series AD Preferred Shares of the redemption of all the Series AD Preferred Shares, the Corporation shall not be required to give notice as provided in this section 3.22.4.1 to the holders of the Series AD Preferred Shares of the conversion right and the right of any holder of Series AD Preferred Shares to convert such Series AD Preferred Shares as herein provided shall cease and terminate in that event.

            Holders of Series AD Preferred Shares shall not be entitled to convert their shares into Series AC Preferred Shares if, following the close of business on the 10th day preceding a Conversion

Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 2,500,000 Series AC Preferred Shares after taking into account all Series AD Preferred Shares tendered for conversion into Series AC Preferred Shares and all Series AC Preferred Shares tendered for conversion into Series AD Preferred Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 3.22.4.1, to all affected holders of Series AD Preferred Shares prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series AD Preferred Shares, who have surrendered for conversion any certificate or certificates representing Series AD Preferred Shares, new certificates representing the Series AD Preferred Shares represented by any certificate or certificates surrendered as aforesaid.

3.22.4.2     Automatic Conversion

            If following the close of business on the 10th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 2,500,000 Series AD Preferred Shares after taking into account all Series AD Preferred Shares tendered for conversion into Series AC Preferred Shares and all Series AC Preferred Shares tendered for conversion into Series AD Preferred Shares, then, all, but not part, of the remaining outstanding Series AD Preferred Shares shall automatically be converted into Series AC Preferred Shares on the basis of one (1) Series AC Preferred Share for each Series AD Preferred Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 3.22.4.1, to the holders of such remaining Series AD Preferred Shares prior to the Conversion Date.

3.22.4.3     Manner of Exercise of Conversion Privilege

            The conversion of Series AD Preferred Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 10th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series AD Preferred Shares are transferable accompanied by: (i) payment or evidence of payment of the tax (if any) payable as provided in this section 3.22.4.3; and (ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series AD Preferred Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series AD Preferred Shares represented by such certificate or certificates which have not been converted.

            In the event the Corporation is required to convert all remaining outstanding Series AD Preferred Shares into Series AC Preferred Shares on the applicable Conversion Date as provided for in section 3.22.4.2, the Series AD Preferred Shares in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series AC Preferred Shares and the holders thereof shall be deemed to be holders of Series AC Preferred Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series AD Preferred Shares were transferable of the certificate or certificates representing Series AD Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series AC Preferred Shares in the manner and subject to the terms and provisions as provided in this section 3.22.4.3.

            As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series AD Preferred Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series AC Preferred Shares and the number of remaining Series AD Preferred Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series AD Preferred Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series AC Preferred Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series AC Preferred Shares at such time.

            The holder of any Series AD Preferred Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into a Series AC Preferred Share after such record date and on or before the date of the payment of such dividend.

            The issuance of certificates for the Series AC Preferred Shares upon the conversion of Series AD Preferred Shares shall be made without charge to the converting holders of Series AD Preferred Shares for any fee or tax in respect of the issuance of such certificates or the Series AC Preferred Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series AC Preferred Shares are issued in respect of the issuance of such Series AC Preferred Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series AD Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

3.22.4.4     Status of Converted Series AD Preferred Shares

            All Series AD Preferred Shares converted into Series AC Preferred Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.

3.22.5     Restrictions on Dividends and Retirement of Shares

            Without the approval of the holders of outstanding Series AD Preferred Shares:

(a)       the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series AD Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series AD Preferred Shares;

(b)       the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series AD Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series AD Preferred Shares);

(c)       the Corporation shall not purchase or otherwise retire less than all of the Series AD Preferred Shares then outstanding; or

(d)       the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series AD Preferred Shares provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series AD Preferred Shares;

unless, in each such case, all cumulative dividends on outstanding Series AD Preferred Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

            Any approval of the holders of the Series AD Preferred Shares required to be given pursuant to this section 3.22.5 may be given in accordance with the second paragraph of section 3.22.7 and section 3.22.10. Notwithstanding the provisions of section 3.22.10 hereof, any approval required to be given pursuant to this section 3.22.5 shall be required to be given only by the affirmative vote of the holders of the majority of the Series AD Preferred Shares present or represented at a meeting or adjourned meeting, of the holders of Series AD Preferred Shares duly called for the purpose and at which a quorum is present.

3.22.6     Purchase for Cancellation

            The Corporation may at any time purchase for cancellation the whole or any part of the Series AD Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.

3.22.7     Voting Rights

            The holders of Series AD Preferred Shares will not be entitled (except as otherwise provided by law) to receive notice of, attend, or vote at, any meeting of the shareholders of the Corporation unless the Corporation shall have failed to pay eight (8) dividends on the Series AD Preferred Shares, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of Series AD Preferred Shares will be entitled to receive notice of and to attend all shareholders’ meetings which take place more than sixty (60) days after the date on which the failure first occurred, and to one (1) vote for each Series AD Preferred Share held, except meetings at which only holders of another specified class or series of shares are entitled to vote.

            In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series AD Preferred Shares voting as a series or as part of a class, each Series AD Preferred Share shall entitle the holder thereof to one (1) vote for such purpose.

3.22.8     Issue of Additional Preferred Shares

            The Corporation may issue additional series of First Preferred Shares ranking on a parity with the Series AD Preferred Shares without the authorization of the holders of the Series AD Preferred Shares.

3.22.9     Modifications

            The provisions attaching to the Series AD Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with section 3.22.10.

            None of the series provisions of the articles of the Corporation relating to the Series AD Preferred Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series AC Preferred Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

3.22.10     Approval of Holders of Series AD Preferred Shares

            Any approval given by the holders of the Series AD Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series AD Preferred Shares as provided in the provisions attaching to the First Preferred Shares as a class, which provisions shall apply mutatis mutandis.

3.22.11     Tax Election

            The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series AD Preferred Shares will be required to pay tax on dividends received on the Series AD Preferred Shares under section 187.2 of Part IV.1 of such Act or any successor or replacement provision of similar effect.

3.22.12     Mail Service Interruption

            If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series AD Preferred Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)       give such notice by Electronic Delivery, telex or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montréal and Toronto and such notice shall be deemed to have been given on the date on which such Electronic Delivery, telex or telegraph communication was given or on the date on which the first publication has taken place; and

(b)       fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montréal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the event of the address of any such holder not appearing on the securities register of the Corporation, then at the last address of such holder known to the Corporation.

3.22.13     Notice of Subsequent Fixed Dividend Rate Applicable to the Series AC Preferred Shares

            Within three (3) business days of the determination of the Subsequent Fixed Dividend Rate (as defined in section 3.21.1.1 of the articles of the Corporation relating to the Series AC Preferred Shares) the Corporation shall give notice thereof, except in relation to the initial Subsequent Fixed Rate Period, to the holders of the Series AD Preferred Shares by publication once in the national edition of The Globe and Mail in the English language and once in the City of Montréal in both the French and English languages in a daily newspaper of general circulation in Montréal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

3.22.14     Definitions

           In the provisions herein contained attaching to the Series AD Preferred Shares:

a)       “accrued and unpaid dividends” means the aggregate of: (i) all unpaid dividends on the Series AD Preferred Shares for any Dividend Period; and (ii) the amount calculated as though dividends on each Series AD Preferred Share had been accruing on a day-to-day basis from and including the first day of the Month immediately following the Dividend Period with respect to which the last monthly dividend will be or was, as the case may be, payable to but excluding the date to which the computation of accrued dividends is to be made; and

(b)       “in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

3.22.15     Interpretation

           In the event that any date on which any dividend on the Series AD Preferred Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series AD Preferred Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.

3.22.16     Issue of Series AD Preferred Shares

           The Corporation may not issue any Series AD Preferred Shares prior to March 1, 2008.

4.     SECOND PREFERRED SHARES

          The Second Preferred Shares shall have attached thereto, as a class, the following rights, privileges, restrictions and conditions:

4.1       The Directors of the Corporation may at any time and from time to time issue one or more series of Second Preferred Shares, each series thereof to consist of such number of shares and to be of such price as may before the issue be determined by resolution of the Directors.

4.2       The Directors may by resolution fix from time to time the designation, rights, privileges, restrictions and conditions attaching to the Second Preferred Shares of each series, including, without limiting the generality of the foregoing, the right of preferential dividends, the dates of payment thereof, the redemption or purchase prices, if any, and terms and conditions of redemption or purchase, any voting rights, the rights of convertibility or exchange, if any, into other securities (including shares) of the Corporation or any other body corporate and any sinking fund or other provisions.

4.3       The Second Preferred Shares of all series shall rank on a parity with each other and junior to the First Preferred Shares and in priority to all other shares of the Corporation with respect to payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets for the purpose of winding up its affairs.

4.4       Except as otherwise provided in section 4.5 hereof and in the provisions attaching to any Second Preferred Shares as a series, the holders of the Second Preferred Shares shall not be entitled to receive any notice of or attend any meeting of shareholders of the Corporation and shall not be entitled to vote at any such meeting.

4.5       The approval of the holders of the Second Preferred Shares with respect to any matters which may be required to be approved by them may be given in writing by all holders of Second Preferred Shares or by a resolution passed at a general meeting of the holders of the Second Preferred Shares duly called and held upon not less than 21 days’ notice at which the holders of at least a majority of the outstanding Second Preferred Shares are present or are represented by proxy and carried by the affirmative vote of not less than two-thirds of the votes cast at such meeting; if at any such meeting the holders of a majority of the outstanding Second Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date not less than 21 days thereafter and to such time and place as may be designated by the chairman, and not less than 15 days’ written notice shall be given of such adjourned meeting; at such adjourned meeting the holders of Second Preferred Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast at such meeting shall constitute the authorization of the holders of the Second Preferred Shares; on every poll taken at any such meeting or adjourned meeting, every holder of Second Preferred Shares shall be entitled to one vote in respect of each Second Preferred Share held; subject to the foregoing, the formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

4.6       Second Preferred Shares, Series One

The Second Preferred Shares, Series One shall, in addition to the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

4.6.1       Dividend

     The holders of the Second Preferred Shares, Series One shall be entitled to fixed, cumulative, preferred cash dividends, when and as declared by the Board of Directors, out of moneys properly applicable to the payment of dividends, in the amount of $9.00 per share per annum and no more, payable quarterly in respect of each 12 month period on the last day of January, April, July and October by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers, except that the first quarterly payment so to be made on any Second Preferred Share, Series One shall be made on the last day of July 1983 and shall be the amount accrued and unpaid thereon at the said rate from the date of its issue.

4.6.2       Rights on Liquidation

     In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Second Preferred Shares, Series One shall be entitled to receive $100.00 per share together with all accrued and unpaid dividends to the date of distribution before any amounts shall be paid or any assets of the Corporation distributed to the holders of any shares ranking junior to the Second Preferred Shares, Series One. The holders of the Second Preferred Shares, Series One shall not be entitled to share in any further distribution of the property or assets of the Corporation.

4.6.3       Restrictions on Payment of Dividends and Capital Distributions

     The Corporation shall not declare, pay or set apart any dividends on any shares of the Corporation ranking junior to the Second Preferred Shares, Series One nor shall the Corporation call for redemption less than all the Second Preferred Shares, Series One then outstanding or any shares of the Corporation ranking junior to the Second Preferred Shares, Series One unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on all of the Second Preferred Shares, Series One then outstanding shall have been declared or paid or set apart for payment.

4.6.4     Voting Rights

            The holders of the Second Preferred Shares, Series One shall be entitled to notice of and to attend and vote at all meetings of shareholders of the Corporation except meetings of the holders of another specified class or series and shall have one vote in respect of each Second Preferred Share, Series One held.

4.6.5     Redemption

            The Corporation may at any time at its option redeem all the outstanding Second Preferred Shares, Series One or from time to time any part thereof, on payment for each such share to be redeemed of $100.00 together with accrued and unpaid dividends to the date fixed for redemption, the whole constituting the redemption price. In the case of partial redemptions, the Second Preferred Shares, Series One to be redeemed shall be selected by lot or in such other manner as the Corporation may determine.

            The Corporation shall give notice in writing to each person who at the date of giving such notice is the holder of Second Preferred Shares, Series One of the intention of the Corporation to redeem such shares. Such notice shall set out the number of such Second Preferred Shares, Series One held by the person to whom it is addressed which are to be redeemed and the redemption price and the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Second Preferred Shares, Series One to be redeemed the redemption price on presentation and surrender at the Registered Office of the Corporation or at any other place or places within Canada designated by such notice, of the certificate or certificates for such Second Preferred Shares, Series One so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; if a part only of such Second Preferred Shares, Series One represented by any certificate shall be redeemed, a new certificate for the balance shall be issued; from and after the date specified in any such notice, the Second Preferred Shares, Series One called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Second Preferred Shares, Series One called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

4.6.6     Issue of Additional Preferred Shares

            So long as any of the Second Preferred Shares, Series One are outstanding, the Corporation shall not without, but may from time to time with, the authorization of the holders of Second Preferred Shares, Series One given as hereinafter specified, issue any additional Second Preferred Shares or create or issue any additional preferred shares ranking in priority to or on parity with the Second Preferred Shares, unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on all the Second Preferred Shares, Series One shall have been declared and paid or set apart for payment.

4.6.7     Authorization of Holders of Second Preferred Shares, Series One

            Any authorization given by the holders of Second Preferred Shares, Series One shall be deemed to have been sufficiently given if it shall have been given by all holders of Second Preferred Shares, Series One in writing or by a resolution passed at a general meeting of the holders of the Second Preferred Shares, Series One duly called and held upon not less than 21 days’ notice at which the holders of at least a majority of the outstanding Second Preferred Shares, Series One are present or are represented by proxy and carried by the affirmative vote of not less than two-thirds of the votes cast at such meeting; if at any such meeting the holders of a majority of the outstanding Second Preferred Shares, Series One are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date not less than 21 days thereafter and to such time and place as may be designated by the chairman, and not less than 15 days’ written notice shall be given of such adjourned meeting; at such adjourned meeting the holders of Second Preferred Shares, Series One present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast at such meeting shall constitute the authorization of the holders of the Second Preferred Shares, Series One; on every poll taken at any such meeting or adjourned meeting every holder of the Second Preferred Shares, Series One shall be entitled to one vote in respect of each Second Preferred Share, Series One held; subject to the foregoing, the formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

4.6.8     Definitions

            In the provisions herein contained attaching to the Second Preferred Shares, Series One:

(a)       “accrued and unpaid dividends” means an amount computed on the basis of an aggregate sum of $9.00 per share per annum as though dividends on each such share had been accruing on a day to day basis from the date of issue of such share to the date to which the computation of accrued dividends is to be made after deducting all dividend payments made on such share; and

(b)       “in priority to” and “on a parity with” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

4.7     Second Preferred Shares, Series Two

            The Second Preferred Shares, Series Two shall, in addition to the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

4.7.1     Dividend

            The holders of the Second Preferred Shares, Series Two shall be entitled to fixed, cumulative, preferred cash dividends, when and as declared by the Board of Directors, out of moneys properly applicable to the payment of dividends, in the amount of $9.00 per share per annum and no more, payable quarterly in respect of each 12 month period on the last day of January, April, July and October by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers, except that the first quarterly payment so to be made on any Second Preferred Share, Series Two shall be made on the last day of July 1983 and shall be the amount accrued and unpaid thereon at the said rate from the date of its issue.

4.7.2     Rights on Liquidation

            In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Second Preferred Shares, Series Two shall be entitled to receive $100.00 per share together with all accrued and unpaid dividends to the date of distribution before any amounts shall be paid or any assets of the Corporation distributed to the holders of any shares ranking junior to the Second Preferred Shares, Series Two. The holders of the Second Preferred Shares, Series Two shall not be entitled to share in any further distribution of the property or assets of the Corporation.

4.7.3     Restrictions on Payment of Dividends and Capital Distributions

            The Corporation shall not declare, pay or set apart any dividends on any shares of the Corporation ranking junior to the Second Preferred Shares, Series Two nor shall the Corporation call for redemption less than all the Second Preferred Shares, Series Two then outstanding or any shares of the Corporation ranking junior to the Second Preferred Shares, Series Two unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on all of the Second Preferred Shares, Series Two then outstanding shall have been declared or paid or set apart for payment.

4.7.4     Voting Rights

            The holders of the Second Preferred Shares, Series Two shall be entitled to notice of and to attend and vote at all meetings of shareholders of the Corporation except meetings of the holders of another specified class or series and shall have one vote in respect of each Second Preferred Share, Series Two held.

4.7.5     Redemption

            The Corporation may at any time at its option redeem all the outstanding Second Preferred Shares, Series Two on payment for each such share to be redeemed of $100.00 together with accrued and unpaid dividends to the date fixed for redemption, the whole constituting the redemption price.

            The Corporation shall give notice in writing to each person who at the date of giving such notice is the holder of Second Preferred Shares, Series Two of the intention of the Corporation to redeem such shares. Such notice shall set out the redemption price and the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Second Preferred Shares, Series Two the redemption price on presentation and surrender at the Registered Office of the Corporation or at any other place or places within Canada designated by such notice, of the certificate or certificates for such Second Preferred Shares, Series Two so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; from and after the date specified in any such notice, the Second Preferred Shares shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation.

4.7.6     Issue of Additional Preferred Shares

            So long as any of the Second Preferred Shares, Series Two are outstanding, the Corporation shall not without, but may from time to time with, the authorization of the holders of Second Preferred Shares, Series Two given as hereinafter specified, issue any additional Second Preferred Shares or create or issue any additional preferred shares ranking in priority to or on parity with the Second Preferred Shares, unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on all the Second Preferred Shares, Series Two shall have been declared and paid or set apart for payment.

4.7.7     Authorization of Holders of Second Preferred Shares, Series Two

            Any authorization given by the holders of Second Preferred Shares, Series Two shall be deemed to have been sufficiently given if it shall have been given by all holders of Second Preferred Shares, Series Two in writing or by a resolution passed at a general meeting of the holders of the Second Preferred Shares, Series Two duly called and held upon not less than 21 days’ notice at which the holders of at least a majority of the outstanding Second Preferred Shares, Series Two are present or are represented by proxy and carried by the affirmative vote of not less than two-thirds of the votes cast at such meeting; if at any such meeting the holders of a majority of the outstanding Second Preferred Shares, Series Two are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date not less than 21 days thereafter and to such time and place as may be designated by the chairman, and not less than 15 days’ written notice shall be given of such adjourned meeting; at such adjourned meeting the holders of Second Preferred Shares, Series Two present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast at such meeting shall constitute the authorization of the holders of the Second Preferred Shares, Series Two; on every poll taken at any such meeting or adjourned meeting, every holder of the Second Preferred Shares, Series Two shall be entitled to one vote in respect of each Second Preferred Share, Series Two held; subject to the foregoing, the formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

4.7.8     Definitions

           In the provisions herein contained attaching to the Second Preferred Shares, Series Two:

(a)       “accrued and unpaid dividends” means an amount computed on the basis of an aggregate sum of $9.00 per share per annum as though dividends on each such share had been accruing on a day to day basis from, but not including, the date of issue of such share to, but not including, the date to which the computation of accrued dividends is to be made after deducting all dividend payments made on such share; and

(b)       “in priority to” and “on a parity with” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

4.8     Second Preferred Shares, Series Three

            The Second Preferred Shares, Series Three shall, in addition to the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

4.8.1     Dividend

            The holders of the Second Preferred Shares, Series Three shall be entitled to fixed, cumulative, preferred cash dividends, when and as declared by the Board of Directors, out of moneys properly applicable to the payment of dividends, in the amount of $9.00 per share per annum and no more, payable quarterly in respect of each 12 month period on the last day of January, April, July and October by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers, except that the first quarterly payment so to be made on any Second Preferred Share, Series Three shall be made on the last day of July 1983 and shall be the amount accrued and unpaid thereon at the said rate from the date of its issue. At any time when no Common Shares are outstanding, the holders of the Second Preferred Shares, Series Three shall in addition be entitled to receive any other dividends which the Directors may declare other than dividends stated to be with respect to another particular class or series of shares of the Corporation.

4.8.2     Rights on Liquidation

            In the event of the 1iquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Second Preferred Shares, Series Three shall be entitled to receive $100.00 per share together with all accrued and unpaid dividends to the date of distribution before any amounts shall be paid or any assets of the Corporation distributed to the holders of any shares ranking junior to the Second Preferred Shares, Series Three. At any time when no Common Shares are outstanding, the holders of the Second Preferred Shares, Series Three shall in addition be entitled to receive the remaining property of the Corporation upon the liquidation, dissolution or winding up thereof.

4.8.3     Restrictions on Payment of Dividends and Capital Distributions

            The Corporation shall not declare, pay or set apart any dividends on any shares of the Corporation ranking junior to the Second Preferred Shares, Series Three nor shall the Corporation call for redemption less than all the Second Preferred Shares, Series Three then outstanding or any shares of the Corporation ranking junior to the Second Preferred Shares, Series Three unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on all of the Second Preferred Shares, Series Three then outstanding shall have been declared or paid or set apart for payment.

4.8.4     Voting Rights

            The holders of the Second Preferred Shares, Series Three shall be entitled to notice of and to attend and vote at all meetings of shareholders of the Corporation except meetings of the holders of another specified class or series and shall have one vote in respect of each Second Preferred Share, Series Three held.

4.8.5     Redemption

            The Corporation may at any time at its option redeem all the outstanding Second Preferred Shares, Series Three on payment for each such share to be redeemed of $100.00 together with accrued and unpaid dividends to the date fixed for redemption, the whole constituting the redemption price.

            The Corporation shall give notice in writing to each person who at the date of giving such notice is the holder of Second Preferred Shares, Series Three of the intention of the Corporation to redeem such shares. Such notice shall set out the redemption price and the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Second Preferred Shares, Series Three the redemption price on presentation and surrender at the Registered Office of the Corporation or at any other place or places within Canada designated by such notice, of the certificate or certificates for such Second Preferred Shares, Series Three so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; from and after the date specified in any such notice the Second Preferred Shares, Series Three shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation.

4.8.6     Issue of Additional Preferred Shares

            So long as any of the Second Preferred Shares, Series Three are outstanding, the Corporation shall not without, but may from time to time with, the authorization of the holders of Second Preferred Shares, Series Three given as hereinafter specified, issue any additional Second Preferred Shares or create or issue any additional preferred shares ranking in priority to or on parity with the Second Preferred Shares, unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on all the Second Preferred Shares, Series Three shall have been declared and paid or set apart for payment.

4.8.7     Authorization of Holders of Second Preferred Shares, Series Three

            Any authorization given by the holders of Second Preferred Shares, Series Three shall be deemed to have been sufficiently given if it shall have been given by all holders of Second Preferred Shares, Series Three in writing or by a resolution passed at a general meeting of the holders of the Second Preferred Shares, Series Three duly called and held upon not less than 21 days’ notice at which the holders of at least a majority of the outstanding Second Preferred Shares, Series Three are present or are represented by proxy and carried by the affirmative vote of not less than two-thirds of the votes cast at such meeting; if at any such meeting the holders of a majority of the outstanding Second Preferred Shares, Series Three are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date not less than 21 days thereafter and to such time and place as may be designated by the chairman, and not less than 15 days’ written notice shall be given of such adjourned meeting; at such adjourned meeting the holders of Second Preferred Shares, Series Three present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast at such meeting shall constitute the authorization of the holders of the Second Preferred Shares, Series Three; on every poll taken at any such meeting or adjourned meeting, every holder of the Second Preferred Shares, Series Three shall be entitled to one vote in respect of each Second Preferred Share, Series Three held; subject to the foregoing, the formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

4.8.8     Definitions

            In the provisions herein contained attaching to the Second Preferred Shares, Series Three:

(a)       “accrued and unpaid dividends” means an amount computed on the basis of an aggregate sum of $9.00 per share per annum as though dividends on each such share had been accruing on a day to day basis from, but not including, the date of issue of such share to, but not including, the date to which the computation of accrued dividends is to be made after deducting all dividend payments made on such share; and

(b)       “in priority to” and “on a parity with” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

5.     CLASS B SHARES

          The Class B Shares shall have attached thereto, as a class, the following rights, privileges, restrictions and conditions:

5.1     The holders thereof are not entitled to notice of or to attend or vote at any meeting of shareholders of the Corporation except as may be required by the Canada Business Corporations Act.

5.2     Subject to the rights, privileges, restrictions and conditions attaching to shares of any class of the Corporation ranking prior to the Class B Shares, the holders thereof are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Corporation, as may be declared by the Board of Directors and to receive on an equal basis share for share with the holders of the Common Shares the remaining property of the Corporation upon the liquidation, dissolution or winding up thereof.

5.3     The Directors of the Corporation may determine at any time and from time to time, with respect to all or a portion of any dividend on the Class B Shares of the Corporation that such dividend shall be payable in money or, in the case of electing holders whose addresses on the books of the Corporation are in Canada, and in jurisdictions specified by the Directors outside Canada, by the issue of fully paid Class B Shares of the Corporation having a value, as determined by the Directors, that is substantially equivalent, as of a date or period of days determined by the Directors, to the cash amount of such dividend, provided that the Directors may (but need not) value the Class B Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to 5%, in either case.

5.4     With respect to fractional shares that may result from any such stock dividend the Corporation shall issue to an agent for shareholders appointed by the Corporation a number of whole shares representing in the aggregate the fractional shares of all electing shareholders unless the Directors of the Corporation otherwise determine, for instance by the payment of cash in lieu of fraction of share interests that may result from any such stock dividend. In any event, no certificates representing fraction of share interests will be issued by the Corporation.

5.5     A holder of Class B Shares shall have the right, at his option, to convert at any time and from time to time, subject to the terms and provisions hereof, all or part of his Class B Shares into Common Shares, on the basis of one Common Share for each Class B Share. The conversion of Class B Shares may be effected by surrender of the certificate or certificates representing the same at any time during usual business hours at the option of the holder at the Registered Office of the Corporation or at any office of any transfer agent of the Corporation at which the Class B Shares are transferable accompanied: (1) by payment or evidence of payment of the tax (if any) payable as provided in this section 5.5; and (2) by written instrument of surrender in form satisfactory to the Corporation duly executed by the registered holder, or his attorney duly authorized in writing, in which instrument such holder shall elect to convert all or part only of the Class B Shares represented by such certificate or certificates in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Class B Shares represented by such certificate or certificates which have not been converted. The date of such surrender of certificates representing Class B Shares to be converted is referred to hereinafter as the “Conversion Date”. A holder of Class B Shares to be converted shall not be entitled to fractional shares upon conversion but shall be entitled to receive a new certificate representing the number of remaining Class B Shares which cannot be converted.

            As promptly as practicable on or after the Conversion Date the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Class B Shares so surrendered, a certificate or certificates issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully paid and non-assessable Common Shares and the number of remaining Class B

Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Class B Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Common Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Class B Shares at such time.

            The registered holder of any Class B Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted after such record date and before the payment date of such dividend.

            The issuance of certificates for Common Shares upon the conversion of Class B Shares shall be made without charge to the converting holders of Class B Shares for any fee or tax in respect of the issuance of such certificates or the Common Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Common Shares are issued in respect of the issuance of such Common Shares or the certificates therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Class B Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

5.6     In respect of the declaration and payment of dividends and upon the liquidation, dissolution or winding up of the Corporation the Class B Shares shall rank pari passu with the Common Shares of the Corporation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: March 11, 2005